UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

[X] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[   ] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended _________________

OR

[   ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____________ to _____________

OR

[   ] SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

 Date of event requiring shell company report __________________

Commission File No. ____________

NORSEMONT MINING INC.
(Exact name of Registrant as specified in its charter)

N/A
(Translation of Registrant’s name into English)

British Columbia, Canada
(Jurisdiction of incorporation or organization)

Suite 507 - 700 West Pender Street, Vancouver, British Columbia, V6C 1G8
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act: None

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Common Shares, without par value
 (Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report. 26,118,253 as of December 31, 2006

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities
Act. Yes [   ]   No  [X]

Indicate by check mark whether the Company (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Company was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes [   ] No [X]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.
(Check one):

     Large accelerated filer [   ]      Accelerated filer [   ]      Non-accelerated filer [X]

Indicate by check mark which financial statement item the Company has elected to follow.

Item 17 [X]  Item 18 [   ]

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule
12b-2 of the Exchange Act). Yes [   ] No [   ]

NORSEMONT MINING INC.
FORM 20-F REGISTRATION STATEMENT
TABLE OF CONTENTS

GLOSSARY OF TERMS

Adit	A nearly horizontal mine access opening.

Ag	Used as the abbreviation for silver .

Allochthonous	Geological assemblage of foreign origin transported to present location.

Argillite	A sedimentary rock composed of compacted mud and clay particles.

Argillic	Pertaining to clay or clay minerals.

Assay	Quantitative test of minerals and ore by chemical and/or fire techniques.

Au	Aurum (Latin for gold) used as an abbreviation for gold.

BLM	Bureau of Land Management, the United States federal lands administrative authority.

Breccia	A coarse-grained clastic rock, composed of angular broken rock fragments held together by a mineral cement or in a fine-grained matrix.

Business Corporations Act	Business Corporations Act (British Columbia).

Calcareous	Meaning a substance that contains calcium carbonate.

Carbonate rock	A rock consisting chiefly of carbonate minerals, such as limestone or dolomite.

CDNX	Canadian Venture Exchange Inc., the predecessor to the TSX Venture Exchange Inc.

Chert	A hard, extremely dense or compact, microcrystalline or cryptocrystalline sedimentary rock.

Clastic

Pertaining to a rock or sediment composed principally of broken fragm ents that are derived from pre-existing rocks or minerals and that have been transported some distance from their places of origin; also said of the texture of such a rock.

Compression	A system of forces or stresses that tends to decrease the volume or shorten a substance.

Condemnation Drill Holes	Holes drilled to test for the nonexistence of mineral deposits beneath an area designated for plant site or other infrastructure.

Conglomerates	A coarse-grained clastic sedimentary rock, composed of rounded to subangular fragments, set in a fine-grained matrix.

Cretaceous	A geological period between 66 and 135 million years ago and which identifies the formation date of strata (see Mesozoic).

Cross-cut	An underground mine opening driven perpendicular to a body of mineralization.

Cryptocrystalline	Said of the texture of a rock consisting of crystals that are too small to be recognized and separately distinguished even under the ordinary microscope.

Cu	Chemical symbol for copper .

Electrum	A naturally occurring, deep- yellow to pale-yellow alloy of gold with silver .

Epithermal	Type of mineral deposit formed at low temperature, 50 - 200°C, usually within 1 km of the earth’s surface, often as structurally controlled veins.

Felsic	Field term used to describe a light coloured igneous rock, generally containing abundant feldspar and quaRio Tinto.

Gangue	The valueless rock or mineral aggregates in an ore.

Gossan	A rust coloured iron oxide deposit found in the upper parts of veins or forming a cap overlying sulphide mineralization. Results from the oxidation and removal of sulphur and other metals.

gpt (or g/t)	Grams per tonne.

Granodiorite	A group of coarse-grained plutonic rocks intermediate in composition containing quaRio Tinto, plagioclase, and potassium feldspar, with biotite and hornblende.

Hydrothermal Alteration	The chemical and mineralogical changes in rock brought about by the addition or removal of materials by hydrothermal fluids (for example, silicification) .

Igneous	Meaning a rock or mineral that solidified from molten or partly molten material.

Intrusive	A rock formed by the process of emplacement of magma in pre-existing rock.

Lillianite	A steel-gray lead- bismuth- sulfide mineral .

Lithology	The description of rocks on the basis of such characteristics as color, mineralogic composition, and grain size.

Magma

Naturally occurring mobile rock material, generated within the earth and capable of intrusion and extrusion and from which igneous rocks are thought to have been derived through solidification and related processes.

Marcasite	White iron pyrite.

Mesozoic	The era of geological time ranging from 225 to 66 million years ago; includes the Triassic, Jurassic and Cretaceous periods.

Metallogeny	The genesis of mineral deposits, with emphasis on regional petrographic and tectonic features.

Mineable Reserve

That portion of a mineral deposit which can be economically mined after taking into consideration cut-off grades, pit or mine plan, metallurgy and mill design and numerous economic factors such as metal prices and capital and operating costs.

Mineral Deposit

A deposit of mineralization which may or may not be ore, the determination of which requires a comprehensive feasibility study. A mineral deposit usually has been intersected by sufficient closely spaced drill holes and or underground sampling to support sufficient tonnage and average grade of metal(s) to warrant further exploration and development work.

Mineralized Material

A mineralized body which has been delineated by appropriately spaced drilling and/or underground sampling to support an estimate of size by tonnage and average grade of metals. Such a deposit does not qualify as “ore” or a reserve, which would require a comprehensive feasibility evaluation based upon unit cost, grade, recoveries, and other factors relating to engineering, legal, financial and economic feasibility.

Molybdenum	A hard, silvery metal used in steel and nickel alloys.

Naummanite	An iron- black silver selenide mineral .

Norsemont Peru S.A.C	Norsemont Peru S.A.C., Norsemont Mining Inc.’s wholly owned subsidiary.

Ore

A mineral or aggregate of minerals more or less mixed with gangue which can be profitably mined given economic circumstances at the time. The Company does not hold any interest in properties where the mineralization has been determined to be ore.

Ounce (or oz.)	Meaning a troy ounce. There are 31 .1034 grams to a troy ounce and there are 12 troy ounces to a troy pound, a common unit of measurement for precious metals.

Oxide	Mineral from which sulphur has been partially or completely removed by the action of surface water and oxygen .

Paleozoic	An era of geologic time, from the end of the Precambrian to the beginning of the Mesozoic, or from about 570 to about 225 million years ago.

Paragenesis	A characteristic association or occurrence of minerals or mineral assemblages in ore deposits, connoting contemporaneous formation.

Pennsylvanian	A period of the Paleozoic era, thought to have covered the span of time between 320 and 280 million years ago.

Petrography	The systematic description and classification of rocks using microscopic analysis.

Porphyritic	Pertaining to or resembling porphyry.

Porphyry

An igneous rock containing conspicuous crystals or phenocrysts in a fine-grained groundmass; type of mineral deposit in which ore minerals are widely disseminated, generally of low grade but large tonnage.

Pseudomorph	A mineral whose outward crystal form is that of another mineral species; it has developed by alteration, substitution, incrustation, or paramorphism.

Pyrite	A very common iron sulphide mineral often associated with gold and other economic mineral deposits.

Pyroclastic	Type of fragmental rock formed by volcanic explosion or aerial expulsion.

Pyrrhotite	An iron sulphide mineral, sometimes magnetic. Less widespread than pyrite, often associated with nickel and copper deposits.

QuaRio Tintoite	A very hard but unmetamorphosed sandstone, consisting chiefly of quaRio Tinto grains that have been so completely and solidly cemented with secondary silica that the rock breaks across or through the grains rather than around them.

Rhyolite	An extrusive igneous (volcanic) rock with phenocrysts of quartz and alkalic feldspar, commonly of porphyritic texture.

Rio Tinto	Rio Tinto Mining and Exploration Ltd.

Sedimentary

Rock formed of sediment, as conglomerate, sandstone and shale, formed of fragments of other rock transported from their sources and deposited in water; rocks formed by precipitation from solution as rock salt or gypsum or non -organic secretions of organisms, e.g., most limestone.

Selenide	A mineral compound that is a combination of selenium with a more positive element or radical .

Shoot	An elongate pipelike, ribbonlike, or chimneylike mass of ore within a deposit, representing the more valuable part of the deposit.

Siliceous	Said of a rock containing abundant silica.

Skarn	A rock formed by contact metamorphism.

Stock	An igneous intrusion that is less than 40 square miles (100 square kilometres) in surface exposure.

Strata	A tabular or sheet- like body of sedimentary rock.

Sulphide	Group of minerals consisting of metals combined with sulphur; common metallic ores. (or ”Sulfide”)

Tertiary	The period of geological time extending from 66 to 2 million years ago, which includes the Palaeogene and Neogene epochs.

TSX-V or the “Exchange”	TSX Venture Exchange.

U.S. (or United States)	Means the United States of America.

Vein	A tabular or sheet- like mineral deposit with identifiable walls, often filling a fracture or fissure.

Wallrock	The rock forming the walls of a vein or other mineral deposit.

NOTE TO U.S. READERS – DIFFERENCES REGARDING THE DEFINITIONS OF RESOURCE AND
RESERVE ESTIMATES IN THE UNITED STATES AND CANADA

Mineral Reserve

Under United States standards, a “mineral reserve” is defined as a part of a mineral deposit which could be economically and legally extracted or produced at the time the mineral reserve determination is made, where:

“reserve” means that part of a mineral deposit which can be economically and legally extracted or produced at the time of the reserve determination;

“economically” implies that profitable extraction or production has been established or analytically demonstrated to be viable and justifiable under reasonable investment and market assumptions; and

while “legally” does not imply that all permits needed for mining and processing have been obtained or that other legal issues have been completely resolved, for a reserve to exist, there should be a reasonable certainty based on applicable laws and regulations that issuance of permits or resolution of legal issues can be accomplished in a timely manner. Mineral reserves are categorized as follows on the basis of the degree of confidence in the estimate of the quantity and grade of the deposit.

Under United States standards, proven or measured reserves are defined as reserves for which (a) quantity is computed from dimensions revealed in outcrops, trenches, workings or drill holes, grade and/or quality are computed from the results of detailed sampling and (b) the sites for inspection, sampling and measurement are spaced so closely and the geographic character is so well defined that size, shape, depth and mineral content of reserves are well established.

Under United States standards, probable reserves are defined as reserves for which quantity and grade and/or quality are computed from information similar to that of proven reserves (under United States standards), but the sites for inspection, sampling, and measurement are further apart or are otherwise less adequately spaced. The degree of assurance, although lower than that for proven mineral reserves, is high enough to assume continuity between points of observation .

Mineral Resource

While the terms “mineral resource,” “measured mineral resource,” “indicated mineral resource,” and “inferred mineral resource” are recognized and required by Canadian regulations, they are not defined terms under standards in the United States. As such, information contained in this report concerning descriptions of mineralization and resources under Canadian standards may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of the Securities and Exchange Commission. “Indicated mineral resource” and “inferred mineral resource” have a great amount of uncertainty as to their existence and a great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an “indicated mineral resource” or “inferred mineral resource” will ever be upgraded to a higher category. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

SPECIAL NOTE REGARDING
FORWARD-LOOKING STATEMENTS

This Registration Statement contains certain forward looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Certain statements in this Registration Statement constitute forward looking statements. These forward looking statements are not guarantees of the Company’s future operational or financial performance and are subject to risks and uncertainties. When used in this Registration Statement, the words “estimate”, “intend”, “expect”, “anticipate” and similar expressions are intended to identify forward-looking statements. Readers are cautioned not to place undue reliance on these statements, which speak only as of the date of this Registration Statement. These statements are subject to risks and uncertainties that could cause results to differ materially from those contemplated in such forward-looking statements.

Actual operational and financial results may differ materially from the Company’s expectations contained in the forward looking statements as a result of various factors, many of which are beyond the control of the Company. These factors include, but are not limited to, the need for additional financing to fully execute the Company’s business plan, the risk factors as set forth in more detail in Item 3 - Key Information - Risk Factors, adverse technical factors associated with exploration and development of the Company’ properties, changes in Canadian or U.S. tax or other laws or regulations, and material changes in capital expenditures.

METRIC EQUIVALENTS

For ease of reference, the following factors for converting metric measurements into imperial equivalents are provided:

To Convert From Metric	To Imperial	Multiply By

Hectares	acres	2.471
Metres	feet	3.281
Kilometers	miles	0.621
Tones	tons (2000 pounds)	1.102

REFERENCE INFORMATION

Unless otherwise noted or the context otherwise indicates, “the Company” and “Norsemont” refer to Norsemont Mining Inc.

All information in this Registration Statement on Form 20-F is as of December 31, 2006 unless otherwise indicated.

All dollar amounts set forth in this Registration Statement are in Canadian dollars, except where otherwise indicated.

PART I

ITEM 1.      IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

1.A.        Directors and Senior Management

Name, Office Held and Birth Date	Business Address	Functions
Marc Levy (3) Chairman and Chief Executive Officer DOB: May 25, 1969	507 - 700 West Pender Street Vancouver, British Columbia V6C 1G8 Canada	As Chairman and Chief Executive Officer, responsible for the overall management and supervision of the affairs and business of the Company.
Robert Baxter (1) Director and President DOB: April 23, 1959	Calle Aristedes Alijovin # 431 Miraflores, Lima Peru

As a Director, responsible for the overall management and supervision of the affairs and business of the Company.

As President, responsible for the overall management and supervision of the affairs of the Company’s subsidiary, Norsemont Peru S.A.C.

Brian Kerzner (3) Director DOB: May 4, 1960	5284 Still Creek Avenue Burnaby British Columbia V5C 4E4 Canada	Responsible for the overall supervision of the affairs and business of the Company.
Mark Jackson (3) Director DOB: July 10, 1949	1512 - 1010 Sherbrooke Street West Montreal, Quebec H3A 2R7 Canada	Responsible for the overall supervision of the affairs and business of the Company.
Art Freeze Director DOB: June 15, 1949	Park Place Suite 2400-666 Burrard Street Vancouver, British Columbia V6C 2X8 Canada	Responsible for the overall supervision of the affairs and business of the Company.

Name, Office Held and Birth Date	Business Address	Functions
Joe Keane (4) Director DOB: July 17, 1939	1061 W. Calle Santiago Sahuarita, Arizona 85629 USA

Responsible for the overall supervision of the affairs and business of the Company.

Also responsible for the supervision of the metallurgical engineering aspects of the Company’s mineral property deposits.

Tony M. Ricci (2) Director and Chief Financial Officer DOB: November 30, 1962	507 - 700 West Pender Street Vancouver, British Columbia V6C 1G8 Canada	Responsible for internal controls and finance, timely filing and dissemination of quarterly and annual financial information to shareholders.
Max Pinsky Corporate Secretary DOB: November 25, 1958	1780 - 400 Burrard Street Vancouver, British Columbia V6C 3A6 Canada	Responsible for all of the Company’s corporate records, corporate filings and continuous disclosure requirements with regulatory bodies.

(1)	Appointed as a Director and President effective July 19, 2006.
(2)	Appointed as a Director effective October 19, 2006.
(3)	Member of the Audit Committee.
(4)	Appointed as a Director effective December 11, 2006.

1.B.       Advisers

The Company’s principal banker is the Bank of Montreal with offices located at First Bank Tower, 595 Burrard Street, Vancouver, British Columbia V7X 1L7 Canada. Bank of Montreal has been the Company’s principal banker since 2001.

The Company’s legal counsel is Max Pinsky of 1780 - 400 Burrard Street, Vancouver, BC V6C 3A6 Canada. Mr. Pinsky has been the Company’s legal counsel since June 28, 2004. Mr. Pinsky is also the Company’s corporate secretary.

1.C.        Auditors

The Company’s current auditors are KPMG, LLP (“KPMG”), Chartered Accountants, of 777 Dunsmuir Street, Vancouver, British Columbia V7Y 1K3 Canada. KPMG has been the Company’s auditor since June 1, 2006. KPMG is a member of the Canadian Institute of Chartered Accountants and is registered with the Public Company Accounting Oversight Board (United States).

I.J. Boga, Chartered Accountant, of 334 – 470 Granville Street, Vancouver, BC V6C 1V6 Canada was the Company’s auditor from December 19, 2003 to June 1, 2006. I.J. Boga is a member of the Canadian Institute of Chartered Accountants.

ITEM 2.        OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.        KEY INFORMATION

3.A.        Selected Financial Data

This data has been derived from the Company’s audited consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”) and reconciled for measurement differences to United States generally accepted accounting principles (“U.S. GAAP”). Set forth in the following table are selected financial data with respect to the Company’s financial condition and results of operation for the fiscal years ended June 30, 2006, 2005, 2004, 2003 and 2002 and for the six months ended December 31, 2006 and 2005. The selected financial and operating information as at June 30, 2006 and 2005 and for each of the years in the three year period ended June 30, 2006 should be read in conjunction with the consolidated financial statements and notes thereto included elsewhere herein and in conjunction with Item 5: Operating and Financial Review and Prospects. The selected financial data as at and for these periods have been extracted from, and are qualified by reference to the consolidated financial statements included herein at Item 17. The selected financial and operating information as at December 31, 2006 and for each of the periods in the six month periods ended December 31, 2006 and 2005 should be read in conjunction with the unaudited consolidated financial statements and notes thereto included elsewhere herein and in conjunction with Item 5: Operating and Financial Review and Prospects. The selected financial data as at and for these periods have been extracted from, and are qualified by reference to the unaudited consolidated financial statements included herein at Item 17. The selected financial data as at June 30, 2004, 2003 and 2002 and for the years ended June 30, 2003 and 2002 have been extracted from financial statements not included herein.

	Six months ended
	December 31,			Fiscal Years ended June 30,
	2006	2005	2006	2005		2004		2003 (2)		2002 (2)
Interest and Other	(Unaudited)	(Unaudited)
Investment Income
Canadian GAAP	$173,871	$22,704	$108,015	$5,753	$	Nil	$	Nil	$	Nil
U.S . GAAP	$173,871	$22,704	$108,015	$5,753	$	Nil	$	Nil	$	Nil
Total Assets
Canadian GAAP	$6,819,305	$820,546	$11,206,748	$2,555,717		$117,130		$35,120		$19,687
U.S . GAAP	$6,819,305	$820,546	$11,206,748	$2,555,717		$117,130		$35,120		$19,687
Net Income/(Loss)
Canadian GAAP	$(6,566,546)	$(6,035,449)	$(9,991,117)	$(1,325,764)		$(166,139)		$(56,663)		$(153,419)
U.S . GAAP	$(6,566,546)	$(6,035,449)	$(9,991,117)	$(1,325,764)		$(166,139)		$(56,663)		$(153,419)

	Six months ended
	December 31,			Fiscal Years ended June 30,
	2006	2005	2006	2005	2004		2003 (2)	2002 (2)
	(Unaudited)	(Unaudited)
Shareholders’ Equity
(Deficiency)
Canadian GAAP	$5,812,370	$462,641	$10,631,521	$2,510,027	$42,949		$(189,971)	$(282,908)
U.S . GAAP	$5,812,370	$462,641	$10,631,521	$2,510,027	$42,949		$(189,971)	$(282,908)
Share Capital
Canadian GAAP	$26,602,877	$12,189,691	$25,309,440	$10,893,340	$7,322,258		$7,037,454	$6,862,854
U.S . GAAP	$26,602,877	$12,189,691	$25,309,440	$10,893,340	$7,322,258		$7,037,454	$6,862,854
Weighted average number
of shares outstanding
Canadian GAAP	25,620,393	20,058,405	22,128,747	14,805,365	11,189,319		8,166,785	6,220,285
U.S. GAAP	25,620,393	20,058,405	22,128,747	14,805,365	11,189,319		8,166,785	6,220,285
Net Income/(Loss) Per
Share (1)
Canadian GAAP	$(0.26)	$(0.30)	$(0.45)	$(0.09)	$(0.01)		$(0. 01)	$(0.02)
U.S . GAAP	$(0.26)	$(0.30)	$(0.45)	$(0.09)	$(0.01)		$(0. 01)	$(0.02)
Cash provided by (used in)
Operating Activities
Canadian GAAP	$(5,286,654)	$(2,809,035)	$(5,517,928)	$(934,413)	$(123,565)		$(117,306)	$(125,007)
U.S . GAAP	$(5,286,654)	$(2,809,035)	$(5,517,928)	$(934,413)	$(123,565)		$(117,306)	$(125,007)
Investing Activities
Canadian GAAP	$5,832,723	$(5,426)	$(10,325,493)	$(125,361)	$(1,348)	$	Nil	$(3,664)
U.S . GAAP	$5,832,723	$(5,426)	$(10,325,493)	$(125,361)	$(1,348)	$	Nil	$(3,664)

(1)	Basic loss per share is equal to fully diluted loss per share for all periods presented.

(2)

Restated to reflect the Company’s change in policy to expense mineral property expenditures, periodic option payments and administrative and land use costs incurred prior to commercial feasibility of mining operations being established.

Exchange Rates

Unless otherwise indicated, all monetary references herein are denominated in Canadian Dollars. References to “$” or “Dollars” are to Canadian Dollars and references to “US$” or “U.S. Dollars” are to United States Dollars.

The following tables set forth, (i) for the five most recent financial years and the interim period from July 1 through December 31, 2006, the average rate of exchange for the Canadian dollar, expressed in U.S. dollars, calculated by using the average of the exchange rates on the last day for which data is available for each month during such periods; and (ii) the high and low exchange rate during the previous six months, in each case based on the noon buying rate in New City for cable transfers in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York.

The average rate, calculated by using the average of the exchange rates on the last day of each month during the period, is set out for each of the periods indicated in the table below.

	Six months
	ended		Year ended June 30,
	December 31
	2006	2006	2005	2004	2003	2002

Average for Period	$0.8825	$0.8600	$0.8000	$0.7441	$0.6620	$0.6375

The high and low exchange rates for each month during the previous six months are as follows:

			Month Ended
	March	February	January	December	November	October
	2007	2007	2007	2006	2006	2006
High for Period	$0.8673	$0.8631	$0.8586	$0.8760	$0.8869	$0.8965
Low for Period	$0.8467	$0.8437	$0.8457	$0.8582	$0.8715	$0.8784

As of June 30, 2006, the noon rate of exchange, as reported by the Federal Reserve Bank of New York for the conversion of United States dollars into Canadian dollars was US$0.8969 (US$1.00 = CDN$1.1150) .

As of December 29, 2006, the noon rate of exchange, as reported by the Federal Reserve Bank of New York for the conversion of United States dollars into Canadian dollars was US$0.8582 (US$1.00 = CDN$1.1652) .

3.B.        Capitalization and Indebtedness

The following table sets forth the capitalization and indebtedness of the Company as of December 31, 2006. As of December 31, 2006, the Company had no significant debt outstanding and had issued and outstanding common shares of 26,118,253.

		December 31, 2006

Long- term debt	$	Nil
Asset retirement obligations		$150,000

Shareholders’ equity:
26,118,253 common shares issued and outstanding		$26,602,877
Contributed surplus		4,486,484
Retained earnings (deficit)		(25,276,991)

		$5,812,370

Stock Options Outstanding		4,474,000
Warrants Outstanding		5,241,500
Preference Shares Outstanding		Nil

3.C.        Reasons for the Offer and Use of Proceeds

Not applicable.

3.D.        Risk Factors

The Company’s securities should be considered a highly speculative investment and investors should carefully consider the following information about the risks associated with such an investment, together with other information contained herein. If any of the following risks actually occur, the Company’s business, results of operations and financial condition could suffer significantly.

The Company’s ability to continue to conduct exploration and development depends upon the Company’s ability to obtain additional financing. The business of mineral exploration and extraction involves a high degree of risk with very few properties that are explored ultimately achieving commercial production. At present, none the Company’s properties have a known body of commercial ore. As a mining company in the exploration stage, the future ability of the Company to conduct exploration and development will be affected principally by its ability to raise adequate amounts of capital through equity financings, debt financings, joint venturing of projects and other means. In turn, the Company’s ability to raise such funding depends in part upon the market’s perception of its management and properties, but to a great degree upon the price of copper and the marketability of securities of speculative exploration and development mining companies.

The Company has no history of earnings and no foreseeable earnings. None of the properties in which the Company has or may acquire an interest has been determined to be commercially feasible and hence none have any commercial production. The Company has no history of profits and has a substantial deficit. The Company receives no revenues from production or otherwise and is entirely dependent on raising additional equity and loan financing.

The Company has paid no dividends on its shares since incorporation and does not anticipate doing so in the foreseeable future. While the Company may receive funds from the exercise of outstanding share purchase warrants and stock options there are no assurances that this will occur. While the Company may generate additional working capital through joint ventures or sale of its properties in whole or in part, there is no assurance that this will be possible.

The Company has no mineral producing properties, and the Company has not demonstrated that any mineralized material on its properties constitutes proven or probable reserves of ore on its properties. Although the mineralized material and mineralized deposit figures included herein have been carefully prepared by the Company, or, in some instances have been prepared, reviewed or verified by independent mining experts, these amounts are estimates only and no assurance can be given that any particular level of recovery of copper or other minerals from mineralized material will in fact be realized or that an identified mineralized deposit will ever qualify as a commercially mineable (or viable) reserve. Estimates of mineralized deposits and production costs can also be affected by such factors as metals prices, availability of capital for development, permitting regulations and requirements, weather, environmental factors, unforeseen technical difficulties, unusual or unexpected geological formations and work interruptions. In addition, the grade of mineralization ultimately mined (if any) may differ from that indicated by drilling results. Short term factors relating to mineralized material, such as the need for orderly development or the processing of new or different grades, may also have an adverse effect on mining operations and on the results of operations. There can be no assurance that copper and other minerals recovered in small scale laboratory tests will be duplicated in large scale tests under on-site conditions. Material changes in mineralized material, grades, stripping ratios or recovery rates may affect the economic viability of projects. Mineralized deposits are reported as general indicators of mine life and should not be interpreted as assurances of mine life or of the profitability of current or future operations.

Because mineral prices are volatile, there is no assurance that a profitable market will exist for any commercial quantities of mineral resources discovered by the Company. Mineral prices are subject to fluctuation. The effect of these factors cannot accurately be predicted. The mining industry in general is intensely competitive and there is no assurance that, even if commercial quantities of mineral resource are discovered, a profitable market will exist for the sale of the same. Factors beyond the control of the Company may affect the marketability of any copper or any other materials discovered. The price of copper is affected by numerous factors beyond the control of the Company, including international economic and political trends, expectations of inflation, currency exchange fluctuations (specifically, Canadian dollars relative to other currencies), interest rates and global or regional consumption patterns, speculative activities and increased production due to improved mining and production methods.

Risks related to development, construction and mining operations could delay development of properties, delay production, increase production costs or result in liability to the Company. The Company’s ability to meet production, timing and cost estimates for its properties cannot be assured. Technical considerations, delays in obtaining governmental approvals, inability to obtain financing and other factors could cause delays in developing properties. Such delays could materially adversely affect the Company’s business, financial condition and results of operation. In addition, while time and cost estimates for exploration, development and construction required at the Company’s properties in some cases may include contingency factors to allow for unanticipated increases in costs such as materials and labour costs, these estimates could be exceeded. See “Special Note Regarding Forward Looking Statements” on page 9 of this Registration Statement.

The business of mining is subject to a variety of risks such as cave-ins and other accidents, flooding, environmental hazards, the discharge of toxic chemicals and other hazards. Such occurrences may delay production, increase production costs or result in liability. The Company may become subject to liability for hazards which it cannot insure against or which it may elect not to insure against because of premium costs or other reasons. In particular, the Company is not insured for environmental liability or earthquake damage.

Existing and possible future environmental legislation, regulations and actions, the extent of which cannot be predicted, could give rise to additional expense, capital expenditures, restrictions and delays in the activities of the Company. Regulatory requirements and environmental standards are subject to constant evaluation and may be significantly increased, which could materially and adversely affect the business of the Company or its ability to develop its properties on an economically feasible basis. Before development and production can commence on any of its properties, the Company must obtain regulatory and environmental approvals. There is no assurance that such approvals will be obtained on a timely basis or at all. The cost of compliance with changes in governmental regulations has the potential to reduce the profitability of operations or preclude entirely the economic development of a property.

The current or future operations of the Company, including development activities and commencement of production on its properties, require permits from various foreign, federal, state and local governmental authorities and such operations are and will be governed by laws and regulations governing prospecting, development, mining, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, land use, environmental protection, mine safety and other matters. Companies engaged in the development and operation of mines and related facilities generally experience increased costs and delays in production and other schedules as a result of the need to comply with applicable laws, regulations and permits.

Additional permits and analyses, which may include environmental impact studies conducted before permits can be obtained, may be necessary prior to operation of the properties in which the Company has interests and there can be no assurance that the Company will be able to obtain or maintain all necessary permits that may be required to commence construction, development or operation of mining facilities at these properties on terms which enable operations to be conducted at economically justifiable costs.

The Company may generate potentially hazardous material in its planned mineral extraction process and must operate in accordance with government-imposed environmental standards and regulations. Failure to comply with applicable laws, regulations, and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of the mining activities and may have administrative, civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

Existing or future amendments to laws, regulations and permits governing operations and activities of mining companies, or more stringent implementation thereof, could have a material adverse impact on the Company and cause increases in capital expenditures or production costs or reduction in levels of production at producing properties or require abandonment or delays in development of new mining properties.

To the best of the Company’s knowledge, the Company is operating in compliance with all applicable environmental regulations. The Company currently is not insured against environmental liabilities; however, management believes that, because the Company is still in the exploration stage, there is minimal risk of incurring significant environmental liabilities, and further believes that this is in accordance with industry practice. The Company intends to obtain insurance for environmental liabilities if and when it becomes engaged in significant mining operations.

The Company faces certain risks associated with operating in a foreign country that may adversely affect the Company’s business. Currently, the Company’s only properties are located in Peru. Consequently, we are subject to certain risks associated with foreign ownership, including currency fluctuations, inflation, political instability and political risk. Mineral exploration and mining activities in foreign countries may be affected in varying degrees by political stability and government regulations relating to the mining industry. Any changes in regulations or shifts in political conditions are beyond the Company’s control and may adversely affect its business. Operations may be affected in varying degrees by government regulations with respect to restrictions on production, price controls, export controls, restriction of earnings distribution, taxation laws, expropriation of property, environmental legislation, water use and mine safety. In particular, the status of Peru as a developing country may make it more difficult for the Company to obtain any required production financing for its properties from senior lending institutions.

Political conditions in Peru may adversely impact the Company’s business. Mineral exploration and mining activities in Peru may be affected in varying degrees by political conditions and government regulations relating to the mining industry. Any changes in regulations or shifts in political conditions are beyond the Company’s control and may adversely affect its business. Operations may be affected in varying degrees by government regulations with respect to restrictions on production, price controls, export controls, income taxes, expropriation of property, environmental legislation and mine safety.

The Company’s share price is volatile. Publicly quoted securities are subject to a relatively high degree of price volatility. It may be anticipated that the quoted market for the common shares of the Company will be subject to market trends generally, notwithstanding any potential success of the Company in creating sales and revenues.

Certain of the Company’s officers and Directors may be or become associated with other natural resource companies that acquire interests in mineral properties, which may give rise to conflicts of interest from time to time.

The following Directors and officers hold positions in, or are otherwise affiliated with, another natural resource company as follows:

Marc Levy	-	Alma Resources Ltd.
Robert Baxter	-	Chariot Resources Ltd.
Tony M. Ricci	-	Keegan Resources Inc.
Altair Ventures Inc.
Petaquilla Minerals Ltd.

The Company’s Directors and officers are required by law to act honestly and in good faith with a view to the Company’s best interest and to disclose any interest which they may have in any of the Company’s projects or opportunities. In general, if a conflict of interest arises at a meeting of the Board of Directors, any Director in a conflict will disclose his interest and abstain from voting on such matter or, if he does vote, his vote will not count. In determining whether or not we will participate in any project or opportunity, the Director will primarily consider the degree of risk to which the Company may be exposed and its financial position at that time.

U.S. investors may have difficulty enforcing U.S. judgment against the Company. The Company is incorporated under the laws of British Columbia, Canada and all of the Company’s Directors and officers are residents of Canada. Consequently, it may be difficult for U.S. investors to effect service of process within the United States upon the Company or upon such persons who are not residents of the United States, or to realize in the United States upon judgments of U.S. courts predicated upon civil liabilities under U.S. securities laws. A judgment of a U.S. court predicated solely upon such civil liabilities may be enforceable in Canada by a Canadian court if the U.S. court in which the judgment was obtained had jurisdiction, as determined by the Canadian court, in the matter. There is substantial doubt whether an original action could be brought successfully in Canada against any of such persons or the Company predicated solely upon such civil liabilities.

The Company’s likely status as a passive foreign investment company has certain adverse consequences for U.S. investors. Certain United States income tax legislation contains rules governing “passive foreign investment companies” (“PFIC”) which can have significant tax effects on U.S. holders of foreign corporations. These rules do not apply to non-U.S. holders. In the U.S., a PFIC is defined as a corporation that is not formed in the United States and, for any taxable year, either (i) 75% or more of its gross income is “passive income”, which includes interest, dividends and certain rents and royalties or (ii) the average percentage, by fair market value (or, if the Company is a controlled foreign corporation or makes an election, adjusted tax basis) of its assets that produce or are held for the production of “passive income” is 50% or more. The Company believes that it qualified as a PFIC for the fiscal year ended June 30, 2006 and may or may not qualify as a PFIC in subsequent years due to changes in its assets and business operations. There can be no assurance that the Company’s determination concerning its PFIC status will not be challenged or that it will be able to satisfy record keeping requirements which will be imposed on it. This could adversely impact a U.S. holder’s tax situation. Each U.S. holder of the Company is urged to consult a tax advisor with respect to how the PFIC rules affect their tax situation. For further tax information, see “Item 10.E. Taxation – The Company may be a Passive Foreign Investment Corporation”.

Shares of the Company may be adversely affected by the penny stock rules. Rules 15g-1 through 15g-9 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) impose sales practice and disclosure requirements on certain broker-dealers who engage in certain transactions involving "penny stocks." Subject to certain exceptions, a penny stock generally includes any equity security not traded on an exchange or quoted on NASDAQ that has a market price of less than US$5.00 per share. The Company’s shares are expected to be deemed penny stock for the purposes of the Exchange Act. The additional sales practice and disclosure requirements imposed upon brokers-dealers may discourage broker-dealers from effecting transactions in the Company’s shares, which could severely limit the market liquidity of the shares and impede the sale of the shares in the secondary market.

Under the penny stock regulations, a broker-dealer selling penny stock to anyone other than an established customer or "accredited investor" (generally, an individual with net worth in excess of US$1,000,000 or an annual income exceeding US$200,000, or US$300,000 together with his or her spouse in each of the two most recent fiscal years with a reasonable expectation of achieving such level in the current fiscal year) must make a special suitability determination for the purchaser and must receive the purchaser's written consent to the transaction prior to sale, unless the broker-dealer or the transaction is otherwise exempt. In addition, the penny stock regulations require the broker-dealer to deliver, prior to any transaction involving a penny stock, a disclosure schedule prepared by the Securities and Exchange Commission (the “Commission”) relating to the penny stock market, unless the broker-dealer or the transaction is otherwise exempt. A broker-dealer is also required to disclose commissions payable to the broker-dealer and the registered representative and current quotations for the securities. Finally, a broker-dealer is required to send monthly statements disclosing recent price information with respect to the penny stock held in a customer's account and information with respect to the limited market in penny stocks.

ITEM 4.        INFORMATION ON THE COMPANY

4.A.        History and Development of the Company

The legal name of the Company which is subject of this Registration Statement on Form 20-F is Norsemont Mining Inc. The Company has one wholly-owned subsidiary, Norsemont Peru S.A.C. Norsemont Peru S.A.C’s office is located at Calle Aristedes Alijovin # 431, Miraflores, Lima, Peru.

The registered office of the Company in British Columbia is located at 1780-400 Burrard Street, Vancouver, British Columbia V6C 3A6. The head office and principal office of the Company in Canada is located at 507-700 West Pender Street, Vancouver, British Columbia V6C 1G8 Canada.

The Company’s common shares are listed, for trading under the symbol “NOM” on the TSX-V.

The Company was originally incorporated as a specialty limited company, under the name Loredo Mining Corporation NPL pursuant to the British Columbia Company Act on June 10, 1977, with an authorized capital of 100,000,000 common shares without par value. The Company was organized for the purpose of engaging in the acquisition and exploration of natural resource properties. The Company changed its name from Loredo Mining Inc. to Norsemont Mining Corporation on January 21, 1981 and to International Norsemont Ventures Ltd. on October 24, 1991. On September 28, 1999, the Company consolidated its capital on a 5 old for 1 new basis and changed its name to Consolidated Norsemont Ventures Ltd. On January 27, 2005, the Company changed its name to Norsemont Mining Inc.

On December 17, 2002 the Issuer was declared inactive under the policies of the CDNX. On August 18, 2003, the Company was transferred to the NEX board of the Exchange and traded on the NEX board of the Exchange until October 26, 2004. NEX provides a market for former Tier 1 and Tier 2 companies on the Exchange that do not have a current active business to trade until they complete a reactivation. Reactivation of a NEX company generally requires a reorganization of the issuer’s business affairs and usually includes a financing to raise sufficient funds for the issuer’s recommended work program or business plan.

None of the Company’s exploration projects undertaken prior to 2004 proved to be commercially viable. All of the Company’s properties acquired prior to 2004 were written-off.

On October 26, 2004 the Company completed its reactivation as a Tier 2 issuer on the Exchange. The acquisition of the Joss’alun Property, together with the several financings, formed the basis for the Company’s reactivation and Tier 2 status as an active issuer on the Exchange. During the year ended June 30, 2006, the Joss’alun Property was written-off.

From February 2005 to present, the Company’s mineral exploration has been focused on its mineral properties located in Peru, namely, the Constancia and Amata properties.

The Company’s principal capital expenditures (there have been no material divestitures) over the three fiscal years ended June 30, 2006 are as follows:

Year	Mineral property	Capital Assets
(i) Amounts capitalized or invested during the year
2006	$99,392	$230,193
2005	$Nil	$26,450

2004	$Nil	$1,348
(ii) Amounts Expensed as Mineral Property Exploration Expenditures
2006	$4,943,329	$Nil
2005	$578,639	$Nil
2004	$18,860	$Nil

Financing for the principal capital expenditures was funded primarily through the following private placements:

-

In January 2006, the Company completed a non-brokered private placement of 3,500,000 units at $4.00 per unit for gross proceeds of $14,000,000 . Each unit consists of one common share and one- half of one common share purchase warrant. Each whole common share purchase warrant entitles the holder to acquire one common share at an exercise price of $4.75 per common share for a period of two years expiring January 19, 2008. If the closing price of the Company’s common shares is $6.00 or higher for 10 consecutive trading days, the Company may give notice of an accelerated expiry date. The Company paid $1,120,000 and issued 350,000 share purchase warrants exercisable at a price of $4.75 per share for a period of two years expiring January 19, 2008, as finder’s fees to individuals located outside the U.S. on this private placement.

-

In May 2005, the Company completed a non-brokered private placement of 600,000 units at $0.20 per unit for gross proceeds of $120,000. Each unit consists of one common share and one common share purchase warrant. Each common share purchase warrant entitled the holder to acquire an additional common share at an exercise price of $0.30 for a period of one year, which expired August 13, 2005. The Company paid $3,050 and issued 17,500 units as finder’s fees to individuals located outside the U.S. on this private placement.

-

In May 2005, the Company completed a non -brokered private placement of 3,985,878 units at $0.80 per unit for gross proceeds of $3,188,703. Each unit consists of one common share and one common share purchase warrant. Each common share purchase warrant entitles the holder to purchase an additional common share at $1.10 for a period of two years expiring May 16, 2007. If the closing price of the Company’s share is $2.00 or higher for 20 consecutive days, the Company may give notice of an accelerated expiry date. The Company paid $201,601 for finder’s fees to individuals located outside the U.S. on this private placement.

-

In November 2004, the Company completed a non -brokered private placement of 880,000 units at $0.25 per unit for gross proceeds of $220,000. Each unit consists of one common share and one-half of one common share purchase warrant. Each whole common share purchase warrant entitled the holder to acquire an additional common share at an exercise price of $0.35 per common share for a period of one year, which expired November 17, 2005. The Company paid $3,341 and issued 10,300 units as finder’s fees to individuals located outside the U.S. on this private placement.

The other sources of funds potentially available to the Company as at December 31, 2006 are through the exercise of 4,474,000 outstanding stock options with exercise prices ranging from $0.19 - $4.00 per share and expiry dates between June 10, 2009 to December 10, 2011; 3,141,500 common share purchase warrants at a price of $1.10 expiring May 16, 2007 and 2,100,000 common share purchase warrants at a price of $4.75 expiring January 19, 2008. There can be no assurance whatsoever that any or all of these outstanding exercisable securities will be exercised.

4.B.        Business Overview

The Company is a natural resource company engaged in the acquisition and exploration of natural resource properties. All of the Company has an interest in several resource properties in Peru and intends to seek and acquire additional properties worthy of exploration and development.

The Company's long term objective is to develop and place its Constancia and Amata properties into commercial production. The Company's properties are currently in the exploration stage of development, and the Company's short term plans are to continue exploration activities to determine if sufficient mineralization exists to justify a feasibility study in respect of establishing parameters for possible future commercial production.

CAUTIONARY NOTE TO U.S. INVESTORS CONCERNING ESTIMATES OF
MEASURED AND INDICATED RESOURCES

This section uses the terms “measured” and “indicated” resources. The Company advises U.S. investors that while those terms are recognized and required by Canadian regulations, the Commission does not recognize them. U.S. investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves as measured according to U.S. Standards.

CAUTIONARY NOTE TO U.S. INVESTORS CONCERNING ESTIMATES OF
INFERRED RESOURCES

This section uses the term “inferred resources”. The Company advises U.S. investors that while this term is recognized and required by Canadian regulations, the Commission does not recognize it. “Inferred resources” have a great deal of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. U.S. investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally minable.

CONSTANCIA

On February 9, 2005, the Company signed an agreement with Rio Tinto whereby Norsemont may acquire up to a 70% interest in the Constancia copper-gold-molybdenum porphyry deposit located in Chumbivilcas Province, Peru. This includes an initial option to acquire an undivided 51% interest in the Constancia project by making property payments of US$5,000,000, completing work expenditures of US$7,800,000 and issuing 1,250,000 common shares of the Company (or cash in lieu of shares) over a period of nearly five years, ending October 31, 2009.

Upon exercise of the initial option, Rio Tinto has the right to claw back an undivided 17% interest, provided global reserve estimates contained in the property are not less than four million tonnes of copper, by paying the Company up to 300% of the Company’s net cash payments on the project. If Rio Tinto does not exercise its claw back, the Company may acquire an additional 9% interest for US$3,750,000 or an additional 19% interest for US$8,000,000.

The Company issued 150,000 shares as a finder’s fee to an arm’s length party located outside the U.S. at a value of $96,000 in connection with this transaction.

The Constancia property is located in the country of Peru on the west coast of South America, in the province of Chumbivilcas in the Department of Cuzco. The Constancia property is approximately 600 kilometers southeast of Lima in the districts of Chamaca and Livitaca and the Constancia concessions comprise 5,146.64 hectares.

Mitsui Mining and Smelting Company Sucursal del Peru (“Mitsui”) and Compañia Minera Katanga S.A., Minera Livitaca S.A. (“Minera Katanga”) explored the property in the 1980's, completing a total of 48 drill holes for 5,430 meters. Rio Tinto entered into a joint venture with Mitsui in October of 2003 and commenced exploration in December 2003, completing 24 wide spaced diamond drill holes totaling 7,843.9m.

Exploration performed by Rio Tinto at the Constancia Prospect has led to the discovery of a medium to large mineralized Cu-Ag-Mo-Au porphyry system with associated skarns. Unusually thick and shallow secondary Cu enrichment has been confirmed by drilling in the center of the deposit with Cu grades commonly above 1%.

A magnetic low to the west of the San Jose pit is untested and could represent additional porphyry copper mineralization. Magnetic highs north of the San Jose pit and east of hole CO008 are also presently untested and represent potential for additional copper skarn mineralization.

An independent mineral resource estimate has been completed on the Constancia and San Jose zones of the Constancia Project. The report estimates an Inferred Resource of 103.9 million tonnes grading 0.537% copper, 0.014% molybdenum and 3.9 g/t silver (0.67% Cu-Equivalent) at a cutoff grade of 0.2% copper, as well as an Indicated Resource of 57.7 million tonnes grading 0.589% copper, 0.015% molybdenum and 4.1 g/t silver (0.73% Cu-Equivalent) at a cutoff grade of 0.2% copper (Table 1). The resource estimate for the Constancia Property also contains small amounts of gold (~0.06 g/t), which has not been reported in the resource table.

Copper equivalent values are estimated using long-term metal prices including: Copper US$1.20 per lb, Molybdenum US$8.00 per lb, and Silver US$7.50 per oz. Adjustment factors to account for differences in relative metallurgical recoveries will depend upon the completion of definitive metallurgical testing. Cu-Equivalent equals Cu percent plus Mo percent times (8.00/1.20) plus Ag grams per tonne times 0.24/(1 .20*22.05).

The inferred resources at a 0.2% copper cutoff contains 1.23 billion pounds of copper, 32 million pounds of molybdenum and 13.0 million ounces of silver. The indicated resources at a 0.2% copper cutoff totals 749 million pounds of copper, 19 million pounds of molybdenum and 7.6 million ounces of silver (Table 2).

Copper composites were capped at 4.5% Cu, molybdenum composites were capped at 0.20% Mo, and silver composites were capped at 65 g/t during interpolation. Composites were capped during interpolation because composites are approximately equal to assays.

The resource estimate for the Constancia Property was tabulated under the current topography surface with copper as the primary element. Copper, molybdenum and silver grades were interpolated using a grade-block model utilizing an inverse distance squared method. Table 1 includes resources from the San Jose and Constancia zones. The resources for the Constancia Property are classified as indicated and inferred and are based on a maximum (true) distance of 70 metres from the closest sample. Indicated resources were defined using a 30 metre range in areas of close spaced drilling. Indicated Resources have not been defined at the San Jose zone.

Table 1
Initial Resources Estimate, Constancia Project, September 2006

Cut-off Grade	Tonnes	Copper Grade	Molybdenum Grade	Silver Grade
(% Cu)	(Million)	(% Cu)	(% Mo)	(g/t Ag)
Indicated Resources
0.5	30.1	0.802	0.015	4.8
0.4	39.5	0.718	0.015	4.5
0.3	50.4	0.638	0.015	4.2
0.25	54.6	0.610	0.015	4.2
0.2	57.7	0.589	0.015	4.1
Inferred Resources
0.5	45.1	0.775	0.014	4.9

0.4	63.7	0.678	0.014	4.5
0.3	87.7	0.588	0.014	4.1
0.25	98.2	0.555	0.014	3.9
0.2	103.9	0.537	0.014	3.9

Table 2
Contained Metal, Constancia Project, September 2006

Resource Category	Copper (million lbs)	Molybdenum (million lbs)	Silver (million oz)
Indicated	749	19.1	7.6
Inferred	1,230	32.1	13.0

Quality Control

The resource estimate is based upon 95 diamond drill holes totaling 24,994 metres completed by Rio Tinto and Norsemont through to the end of August 2006. Norsemont has completed 72 holes and Rio Tinto had previously drilled 23 holes that are included in this resource estimation.

The core from Rio Tinto's 2004 drilling was sent to and analysed at ALS Chemex Laboratories in Lima for copper, molybdenum, gold and silver. Core samples were cut with a diamond saw, with one-half of the core placed in sealed bags, and shipped to ALS Chemex Assay Labs in Lima, Peru. The Rio Tinto program includes an extensive quality control program for assaying which includes the systematic use of standards, blanks, and field duplicate samples. Secondary laboratories are also used for check assaying. Drill core was sampled each 2m after logging. Some sample length changes were made when lithological or mineralogical boundaries where important and sample lengths met those boundaries. In general, contacts between high grade and low-grade samples (visually estimated) correspond with the sample boundaries. In some visually determined low copper grade intervals, sample length was increased to 3-metres. Half core was sampled after it was symmetrically cut with a core saw.

The drilling program and geological studies during 2005 and 2006 at the Constancia project for Norsemont were supervised by Dr. Thomas A. Henricksen, P. Geo. Core samples are cut with a diamond saw, with one-half of the core placed in sealed bags, and shipped to ALS Chemex Assay Labs in Lima, Peru. The program includes an extensive quality control program for assaying which includes the systematic use of standards, blanks, and field duplicate samples. Secondary laboratories are also used for check assaying.

AMATA

On September 5, 2005, the Company signed a letter agreement with Rio Tinto whereby the Company acquired a 100% interest in 13 mineral properties known as the Amata Project in southern Peru plus property studies for a total consideration of US$80,000.

The Company, through its Peruvian subsidiary company Norsemont Peru S.A.C., owns the 10,300-hectare Amata silver-gold property, which is located in the Department of Moquegua, 50 kilometres east-southeast of the city of Arequipa, in southern Peru. The property covers a northeast-striking zone of epithermal silver-gold mineralization and hydrothermal alteration in Barroso Group volcanic rocks, which are of Pliocene-Pleistocene age. The axis of the alteration zone is marked by a series of aligned isolated silicified centers that are resistant to erosion and have formed mountain peaks. The peaks are separated by deep canyons, which are carved into the soft clay-altered rocks flanking the silicified centers. The peaks reach altitudes of over 4,900 metres; the lower limit of alteration in the valleys is at about 4000 metres. Cerro Amata, a prominent peak in the center of the alteration zone, is the eroded remnant of a volcanic vent.

The property was staked by Rio Tinto in 2001, after it recognized a colour anomaly from satellite imagery. The strikingly-coloured alteration zone is also plainly visible from a number of viewpoints along the main Arequipa-Moquegua road.

In 2002, Rio Tinto established a camp in the Cayrane valley and carried out a rock sampling program. This was initially based on a 100m grid, but the grid control was abandoned early in the program in favour of a somewhat more selective system that emphasized the sampling of silica alteration. This program appears to have been intelligently directed and the work was of high quality. Most of the sample sites are still clearly identifiable.

The Rio Tinto rock sampling program identified silver-gold (Ag-Au) anomalies in the southwest part of the property (Trincheras), a number of narrow (2-30m), northeast-striking silicified Ag-Au bearing structures in the southwest-central part of the property (Huertas-Tincaccocha), larger, stronger silver anomalies in the central Cerro Amata zone, and isolated, weakly anomalous Ag-Au mineralization in the east-central (Tacune) and northeast (Palcamayo) sectors. A “porphyry copper” prospect (Cayrane) postulated by Rio Tinto was not confirmed by drilling.

Rio Tinto recognized that copper, zinc, and possibly silver were leached from the surface exposures. Rio Tinto favoured a geochemical and geological model that proposed that gold grades would increase at depth, and that Ag-Au mineralization might be found in subhorizontal tuff horizons adjacent to the subvertical “feeder” structures that had been recognized on the surface.

Rio Tinto drilled 15 steeply inclined or vertical diamond holes in various locations across the property, collaring at least one hole in each of the seven recognized geochemical - geological anomalies. The best Ag-Au results in oxidized rocks were obtained from the Tincacocha zone, and from the upper oxidized section of hole AM-01 on Cerro Amata. Holes TQ-02, AM-01, and AM-02 in the Tincaccocha and Cerro Amata zones intersected copper sulfide mineralization in the form of enargite (+ tennantite-tetrahedrite). No important amounts of other copper sulfides (chalcopyrite, bornite) were encountered in the drilling.

In the period March to May 2006, Norsemont Mining Inc. conducted a program of rock geochemical sampling, geological mapping, and trenching in parts of the Huertas, Tincacocha, Cayrane, Cerro Amata, Cerro Amata East, Tacune and Palcamayo zones. The total of 1,484 samples collected included channel, chip, and panel samples. Channel samples are continuous samples cut from a groove or channel to obtain the best possible representation of the grade. Because good-quality channel samples can be very difficult and time-consuming to collect without mechanical aids, rock chip samples are more often taken in the course of reconnaissance and evaluation programs. A rock chip sample consists of ten to fifty rock chips, each collected at a spacing of ten to thirty centimetres over a linear sample interval (typically two metres to five metres). Panel samples are collected in the same way as linear chip samples, but within a square or rectangular area, typically measuring one metre by one metre to three metres by three metres.

The Norsemont sampling program was guided by the results reported by Rio Tinto (Paredes and Salazar, 2004). The program was designed to identify areas of consistent silver-gold mineralization that might serve as targets for drilling. The data reported by Rio Tinto were in all cases found to be reliable, and in general the Norsemont program confirmed and expanded the Rio Tinto results.

The highest and most consistent silver grades were obtained from the south-central section of Cerro Amata, in the vicinity of drill holes AM-01 and AM-02 (Table 1-1).

Table 1-1
Summary of Cerro Amata Sample Results

Cerro Amata West	Ag	Au	As	Hg
Area 30m x 130m	ppm	ppm	ppm	ppm
29 samples, 117.8m	117	0.046	230	18.1

Cerro Amata South-Center	Ag	Au	As	Hg
Area: 120m x 300m	ppm	ppm	ppm	ppm
234 Samples, 1140.2m	48.7	0.026	361	13.7

Cerro Amata North	Ag	Au	As	Hg
120m x 180m	ppm	ppm	ppm	ppm
111 samples, 601.5m	50.8	0.022	193	11.1

Cerro Amata, South-Center- North Combined*	Ag	Au	As	Hg
120m x 500m	ppm	ppm	ppm	ppm
357 samples, 1801.5m**	47.1	0.024	295	13.3

*Not including West zone. **Combined zone incorporates 12 lower-grade samples in area between South-Center and North zones, for a total of 357 samples.

Silver mineralization in the Cerro Amata outcrops is hosted by fine to coarse-grained lapilli tuff, and by hydrothermal breccia containing a wide variety of clasts. The hydrothermal breccia appears to be the product of explosive hydrothermal (phreatic) activity, while the lapilli tuffs are crudely stratified pyroclastic units. The highest silver grades are associated with zones of high primary porosity and permeability, now characterized by strong drusy silicification and abundant iron oxides (limonites, hematite).

The average silver grade in the West zone, the best-mineralized section of Cerro Amata, is 117 ppm (Table 1-1). The outcrop area is a series of cliffs, aligned along a west-northwest trend and extending out from the main part of Cerro Amata. The exposure is estimated to be about 30 metres wide, but the extremely steep terrain makes it impossible to measure the exact dimensions without a topographic survey.

The highest-grade silver mineralization in the main Cerro Amata block is in a north-trending zone that includes all of the southern section, in the area of the Rio Tinto drill holes AM-01 and AM-02. To the north, the silver anomaly trends north-northeast but weakens gradually. The dimensions of the silver zone are approximately 500 metres by 100-130 metres. In the south, the mineralized zone corresponds to the entire Cerro Amata outcrop; to the north-northeast, the zone lies along the eastern flank of a barren, late-stage andesite intrusion.

Anomalous Ag-Au grades were also encountered in northeast-striking, steeply-dipping, tabular to lens-shaped silicified structures in the Huertas zone, which is located 1500 metres southwest of Cerro Amata.

Table 1-2
Summary of Huertas Zone Sample Results

Across Huertas 1 zone, Site 1 SW	24.0 metres width	0.848 ppm Au, 63.8 ppm Ag
Parallel zone, 70m NW of Huertas 1	2.2 metres width	1.335 ppm Au, 32.2 ppm Ag
Parallel zone, 50m E of Huertas 1	5.0 metres width	1.335 ppm Au, 98.6 ppm Ag

Huertas 1 zone 45m NE of Site 1	4.1 metres width	2.043 ppm Au, 64.6 ppm Ag
Huertas 1 zone 75m NE of Site 1	24.7 metres width	1.68 ppm Au, 75.8 ppm Ag
Huertas 1 zone 105 m NE of Site 1	7.0 metres width	0.43 ppm Au, 29.2 ppm Ag

The central Huertas 1 structure, which is completely exposed in two deep road-cuts and partially exposed in intervening natural outcrops, has been traced along strike for 105 metres, and was sampled in four locations within this interval. Two separate stages of sampling confirmed grades from 29.2 ppm to 98.6 ppm silver, and 0.43 ppm to 2.04 ppm gold over apparent widths of 2.2 metres to 24.7 metres (Table 1-2).

The apparent width is 24.0 metres to 24.7 metres in the road-cuts, but the exposed width is only 4.1 metres to 7.0 metres in the partially-exposed natural outcrops. The Huertas zone extends to the northeast, but silver and gold grades weaken and the structure splays. The zone could not be traced to the southwest.

Other areas, including Cayrane and Cerro Amata East, returned anomalous silver grades from zones of hydrothermal breccia previously identified and sampled by Rio Tinto. At Cayrane, 220 samples with an aggregate length of 897 metres were collected. The average grade of these is 0.096 ppm Au and 17.1 ppm Ag. The best grades were from the large butte upon which the TQ-01 drill platform is situated; these included 20 metres grading 180.9 ppm Ag, and 35 metres at 0.2 ppm Au and 36.8 ppm Ag.

In the north-eastern part of the area, in the bottom of the Cayrane canyon, there are three narrow northeast-striking vein-like silicified zones crossing the canyon. One of these grades 1.41 ppm Au and 26 ppm Ag over 5.0 metres; another one, 50m to the north assayed 2.75 ppm Au and 108.6 ppm Ag across 7.0 metres. Like those at Huertas, these zones are linear or lens-shaped silicified vein-like structures. They were not traced or sampled along strike.

In the Cerro Amata East area, a total of 230 samples was taken by Norsemont, totalling 1146.4 m in length. The average grade of these samples is 14.9 ppm silver and 0.061 ppm gold. The best continuous interval grades 32.5 ppm silver and 0.042 gold over a length of 80 metres. This interval is on the south side of an outcrop measuring 100-150m wide by 100 metres long, that grades 24.7 ppm silver and 0.054 ppm gold, based on the average results from 98 samples.

Mineral rights in Peru are awarded by the national government. The current system of acquiring mineral rights is by applying for concessions at the Ministry of Mines. Concession boundaries are specified on the application by indicating the locations of the corners of the concessions. Coordinates must be specified to the nearest 1,000 metres UTM coordinate and boundaries must be orientated north-south and east-west. Concessions awarded before 1992 can have irregular coordinates. These concessions have specific corners that were legally surveyed in the field and must be registered at the Ministry of Mines. Four of the concessions under option at Constancia are pre-1992 and have irregular coordinates.

Royalties

Peru established a sliding scale mining royalty in 2005. Calculation of the royalty payable is done monthly and is based on the value of the concentrate sold (or its equivalent) using international metal prices as the base for establishing the value of metal.

The sliding scale is applied as follows:

  First range: up to US$60 million annual value; 1.0%
  Second stage: in excess of US$60 million up to US$120 million annual value; 2.0%
  Third stage: in excess of US$120 million annual value: 3.0%

Article 4 of the regulation establishes the base for the application of the royalty in the following manner:

The gross metal value of concentrate or metal component when the products are commercialized or alternatively the gross metal value declared by the owner. In the case of integrated companies transforming their concentrate, the costs of treatment will be deducted.

In both cases, fees, indirect taxes, insurance, transportation costs, warehousing, port fees as well as other costs for exportation and general agreements along international commerce (“INCOTERM”) will be deducted from the calculation of the royalty.

The Constancia Property is not subject to any other known royalties, back-in rights, payments or other agreements and encumbrances. Neither does the property have any known environmental liabilities.

Permits

A Class B Permit was obtained by Rio Tinto on May 10, 2004 with Knight-Piesold of Peru contracted to do the application, as required under Perúvian law when trenching, drilling, or other major work is performed that disturbs a minimum of ten hectares on the property (Henricksen, 2006). Knight-Piesold, later conducted a Class C study and obtained a Class C Permit from the Peruvian government to conduct advanced drilling and exploration work at Constancia for Rio Tinto. Rio Tinto received the Class C Permit in January of 2005. Norsemont worked under the umbrella of the Rio Tinto Class C Permit at the start of the project in 2005. Norsemont then received their own Class C permit in May of 2006 to complete up to 144 holes and the Permit application was completed by SERMINER of Lima, Peru.

4.C.        Organizational Structure

As of June 30, 2006, the only active subsidiary of the Company was Norsemont Peru S.A.C. Its principal office is located at Calle Aristides Aljovin # 431, Distrito de Miraflores, Lima, Peru.

The head office and principal business address of the Company is located at Suite 507 - 700 West Pender Street, Vancouver, British Columbia, V6C 1G8 Canada. The registered and records office of the Company is located at Suite 1780-400 Burrard Street, Vancouver, British Columbia V6C 3A6 Canada.

4.D.        Property, Plant and Equipment

The Company’s corporate office currently leases approximately 4,085 square feet of office space at Suite 507 - 700 West Pender Street, Vancouver, British Columbia, V6C 1G8 Canada, at a rate of $8,100 per F/S per month, under a lease which expires December 31, 2009. Under the lease agreement, the monthly rate will be increased to $10,495 effective January 1, 2007. The property provides office space to the Company for administrative and shareholder communication purposes.

The Company’s subsidiary, Norsemont Peru S.A.C, currently leases approximately 1,448 square feet of office space at Calle Aristedes Alijovin # 431, Miraflores, Lima, Peru, at a rate of US$1,200 per month, under a lease which expires March 15, 2007. The property provides office space for mining operations in Peru.

CONSTANCIA

The following information was extracted from a technical report prepared by James A. McCrea, P.Geo. (“author”), dated November 8, 2006. Mr. McCrea is an independent geologist retained by the Company to complete an independent technical report, a resource estimate and to propose further exploration, if warranted for the Constancia project.

The Constancia Project, an advanced exploration copper – molybdenum porphyry, is located in the southeastern Andes of Peru. The property is in the Department of Cuzco, province of Chumbivilcas in southeastern part of the country. Norsemont Mining Inc. holds the property through its Peruvian subsidiary Norsemont Peru S.A.C under an Option agreement with Rio Tinto. The agreement covers a project comprising 13 concessions in good standing and duly registered with the Peruvian Ministry of Mines and Energy.

The Constancia concessions, which total 5,146.63 hectares are directly owned by Rio Tinto or are under option to Rio Tinto from Mitsui and Minera Katanga based on an agreement, signed on October 31, 2003. The Norsemont has signed a Letter of Intent to explore these concessions with an option to earn a joint venture position by making payments, property work commitments and issuing stock to Rio Tinto.

The Constancia project is located within a belt of porphyry copper deposits of upper Eocene to lower Oligocene in age. The project area is specifically within the Yauri-Andahualas Metallogenic Belt, where other important porphyry copper and associated skarn deposits have been previously described. The principal porphyry-type deposits include Antapaccay (~ 420 mt @ 0.83% Cu, 0.16g/t Au), Quechua (~200+ mt @ 0.7% Cu), and Los Chancas (~200 mt @ 1% Cu, 0.08% Mo, 0.12 g/t Au). The belt is well known for copper skarn deposits such as Tintaya (130 mt @ 1.7% Cu, 0.26 g/t Au in production), Las Bambas (200+ million tonnes @1% Cu), Ccorocohuayco, Atalaya, and Katanga. (Henricksen, 2006)

Exploration in the project area has a long history, but on the property proper Mistui completed 5,430 metres of exploration drilling in the 1980’s and Rio Tinto completed 24 drill holes in 2004 for 7843.9 metres of drilling. Norsemont optioned the property in early 2005 and has since mounted two drill campaigns. Norsemont drilled 41 drill holes in 2005 and an additional 31 holes in 2006, up to the time of this resource estimate and report, for a total of 1,7867.05 metes. The resource estimate is based on the Rio Tinto and Norsemont drilling. The Mitsui drill holes were not used in the resource estimate because drill hole locations could not be located and confirmed, not all drill core was assayed and assays for molybdenum and silver were not completed.

The Constancia Property hosts an indicated and inferred copper-molybdenum-silver resource. The resource contains 57.7 million tonnes of indicated resources grading 0.589% copper, 0.015% molybdenum and 4.1 ppm silver per tonne and 103.9 million tonnes of inferred resources grading 0.537% copper, 0.015% molybdenum and 3.9 ppm silver per tonne.

The Constancia Property is a “property of merit” and warrants further exploration based on the current resource and the extent of the zone that still remains to be drill tested. The author recommends a two-phase exploration program with two phases of drilling and an updated resource estimate for the Constancia Project. The first phase of the drill program will have a budget of US$800,000 to continue step-out drilling on the mineralized zone and to upgrade the category of resources for a future pre-feasibility study.

Property Description and Location

The Constancia Property is located in the south eastern Andes of Peru, in the Chamaca and Livitaca Districts, Province of Chumbivilcas, Department of Cuzco on map sheet 29-S Livitaca (Figure 1). The property is approximately 600 kilometres southeast of Lima and has altitudes between 4,000 and 4,700 metres above sea level. Road access to the property is from either Arequipa (7 hours by road) or Cuzco (6.5 hours by road). Geographic coordinates of the property are 71° 47’ West longitude and 14° 27’ South latitude. The mineralized zones on the property are shown on Figure 2 in relation to the concession boundaries

The Constancia concessions, comprising 5,146.63 hectares, are shown on Figure 2. Table 1 below shows the names and sizes of the pertinent concessions, expiry dates and the company that holds the title.

Table 1: Mineral Concessions – Constancia Property

Concession Name	Map Sheet	Code	Expiry Date	Concession	Concession	Hectares
				Granted	Holder
Katanga Q	Livitaca	05005529X01	06/30/07	05/09/90	Katanga	150.01
Peta 17	Livitaca	0506198AX01	06/30/07	12/13/99	Katanga	49.05
Peta 5	Livitaca	05006089X01	06/30/07	11/28/89	Livitaca	934.52
Peta 6	Livitaca	05006090X01	06/30/07	10/29/96	Katanga	1000.00
Peta 7	Livitaca	05006198X01	06/30/07	12/13/99	Katanga	351.70
Katanga J	Livitaca	05004406X01	06/30/07	03/29/90	Mitsui	400.00
Katanga K	Livitaca	05004407X01	06/30/07	07/16/90	Mitsui	300.00
Katanga T	Livitaca	010248397	06/30/07	11/15/97	Mitsui	100.00
Katanga V	Livitaca	010248497	06/30/07	10/31/97	Mitsui	100.00
Santiago 3	Livitaca	010083695	06/30/07	03/25/97	Mitsui	700.58
Santiago 4	Livitaca	010083495	06/30/07	12/23/96	Mitsui	34.16
Santiago 5	Livitaca	010083295	06/30/07	04/30/97	Mitsui	602.12
Santiago Apostol I	Livitaca	010229294	06/30/07	03/31/98	Mitsui	424.49

Figure 1 Project Location Map

SOUTH AMERICA
PERU
Cuzco
Cuzco
CONSTANCIA
Pucallpa
Tingo María
Huánuco
Huánuco
Pasco
Ucayali
Cerro de Pasco
Junín
Madre de Dios
12°
Huancayo
CUZCO PROVINCE
Puerto Maldonado
Huancavelica
Huancavelica
Quillabamba
Ayacucho
Pisco
Abancay
Cuzco
Puno
Ica
Ica
Apurímac
CONSTANCIA
Nazca
Ayacucho
Juliaca
Lago Titicaca
Puno
Arequipa
Arequipa
Desaguadero
Matarani
72°

Figure 1.

Figure 2 Concession Map

8,407,000 N.
8,405,000 N.
8,403,000 N.
8,401,000 N.
8,399,000 N.
8,397,000 N.
8,395,000 N.
195,000 E.
197,000 E.
199,000 E.
201,000 E.
203,000 E.
205,000 E.
207,000 E.
Peta 5
Santiago 4
Katanga Y
Katanga V
Santiago 3
Peta 17
Katanga J
Santiago Apostol I
Santiago 5
Katanga Q
Peta 7
Katanga K
Peta 6
0
1000
2000
METERS
+0.2% Copper mineralization defined by all drilling to date
Norsemont Mining
CONSTANCIA PROJECT
CONCESSION MAP
OCT. 2006

Figure 2.

Rio Tinto has a Joint Venture (“JV”) Option agreement (“JV Option agreement”)with Mitsui where Rio Tinto can earn a 70% interest in the mineral rights over the Constancia (Katanga) property. The JV Option agreement with Mitsui and underlying agreements with Minera Livitaca S.A. and CompaHa Minera Katanga S.A. commenced on October 31, 2003. The JV Option agreement includes underlying Purchase Option Agreements with Minera Livitaca S.A. and CompaHa Minera Katanga S.A. Rio Tinto and Mitsui can acquire a 100% interest in the Minera Livitaca/Minera Katanga mineral rights by completing periodic escalating payments and work expenditure. After completion of the option requirements, Minera Livitaca and Minera Katanga will be entitled to share a capped net smelter return royalty (“NSR royalty”) on all sales of mineral product from the Katanga Property. Rio Tinto can earn 70% participating interest in the JV with Mitsui by completing requirements of a first option with Minera Katanga and Mineral Livitaca. The cost of the second option with Minera Katanga and Mineral Livitaca is to be shared pro-rata by the JV partners, Rio Tinto and Mitsui.

Norsemont has an option to acquire a 51% interest in the Constancia Property. In order to exercise this option, Norsemont must make the following option payments, work commitments and share issuances as scheduled in Tables 2, 3 and 4 below.

Table 2:        Option Payments

Due Date	Payment US$
Upon signature of the Letter of Intent (LOI)	10,000
45 calendar days following signature of the LOI	90,000
20 April 2005	150,000
20 October 2005	200,000
20 April 2006	250,000
20 October 2006	300,000
20 April 2007	400,000
20 October 2007	500,000
30 April 2008	500,000
31 October 2008	750,000
20 October 2009	1,850,000
TOTAL	US$5,000,000

Table 3:        Work Commitments

Due Date	Work Expenditures US$
31 October 2005	500,000
30 April 2006	500,000
31 October 2006	500,000
31 October 2007	1,300,000
30 April 2008	1,000,000
31 October 2008	1,500,000
31 October 2009	2,500,000
TOTAL	US$7,800,000

Norsemont is also required to issue stock to Rio Tinto according to the following schedule in Table 4 and has the right to make the payments in stock or cash at their sole discretion. If a cash payment is desired it will be made on the basis of the average of the ten trading days ending five days prior to the date of issue.

Table 4:        Share Issuances

Due Date	Share Issuances
30 June 2005	250,000
30 June 2006	250,000
30 June 2007	250,000
30 June 2008	250,000
31 October 2009	250,000
TOTAL	1,250,000

These expenditures earn Norsemont a 51% working interest in the defined concessions if the option is exercised no later than February 4, 2010. If Norsemont estimates a measured resource of greater than 4 million tons of copper, Rio Tinto will have the option to claw back 17% of Norsemont’s working interest by making a penalty payment equal to 300% of the approved expenditures to the point of election.

If Rio Tinto does not make the claw back election within 60 days of the option date, Norsemont will have an option to purchase an additional 9% working interest for a payment of US$3.75 million or an additional 19% working interest for a payment of US$8 million.

If Norsemont has greater than 50% working interest in the concessions it will be the designated operator of a joint venture company or other corporate vehicle to be created by the working interest partners. If and when the mine is developed and brought into production, Norsemont must make a final payment of US$500,000 to Rio Tinto within 60 days of achieving commercial production if Norsemont has more than a 50% working interest and a payment of US$250,000 if Norsemont has a less than 50% working interest in the project.

Rio Tinto maintains a right of first refusal on all dispositions of the concessions by Norsemont to any but related third parties.

The Constancia concessions are currently in good standing and concession fees have been paid for calendar year 2006. The annual payments for concession fees, US$3.00 per hectare, are due on June 30 each year.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

Accessibility

The property is accessible from Lima by flying to either Arequipa or Cuzco and then proceeding by paved and gravel highway to the project site. The routes and approximate distances and driving times are shown on the table below.

Table 5:        Travel Distances and Hours to Constancia

Leg	Distance (km)	Time (hours)
Arequipa – Canahuas	80	1.25
Canahuas – Imata	63	0.75
Imata – Yauri	103	2.50
Yauri – Uchucarcco turnoff	68	2.00
Uchucarcco – Project site	20	0.50
Total	360	7.00
Cuzco – Combapata	110	1.50

Combapata – Yanaoca	35	1.00
Yanaoca – Livitaca	60	2.50
Livitaca – Uchuccarco	37	1.00
Uchuccarco – Project site	8	0.50
Total	250	6.50

Climate

The climate of the region is typical of the Peruvian altiplano in which the seasons are divided into the wet season between October and March with slightly higher temperatures and a dry season during April to September with colder temperatures. Temperatures can dip below -10° Celsius and rise to 20° Celsius. The sun can be very strong with high ultraviolet readings being common during the mid-day period. There is a climate monitoring station installed at the project site.

Physiography

Elevations on the property range from 4,000 to 4,700 metres above sea level with moderate relief and grass-covered altiplano terrain. Slopes are typically covered with grasses at lower elevations. At higher elevations, talus cover is common with very little vegetation. The grasslands are used as pasture for the animals of the locals and at lower elevations for some very limited subsistence agriculture.

Infrastructure and Local Resources

Electrical power ends at Uchucarcco, 20 kilometres from the project site and the nearest community is Espinar, which is 50 kilometres from the project. Water resources are readily available from a number of year round streams near the project site.

The nearby communities can provide unskilled labourers, but access to skilled mining talent must be from outside the area.

Surface Rights

The issue of land tenure is of increasing significance in Peru particularly as the national cadastral system for agricultural land ownership is not always accurate. Peruvian law does not vest surface rights with mineral rights and any proposed development requires the developer to:

a)	Purchase the surface rights; or

b)	Make an appropriate agreement with the surface rights owners to have access to the property.

Surface access rights to the concessions have been discussed with landowners but registered agreements for access beyond exploration development have not been entered into. Surface rights belong to the communities of Chilloroya and Uchucarcco as well as one tract belonging to Miriam Rozas.

The surface access agreements are negotiated annually. The property has been actively explored in the past three years and a good working relationship exists with the local landowners. However, it will be very important for Norsemont to enter into purchase or lease agreements with the registered owners of the surface rights prior to commencing the pre-feasibility phase.

History

Katanga was the main mine in the Constancia area and located approximately three kilometres northwest of Constancia and outside the current property boundary. Copper and gold were exploited at Katanga from early last century to the early 1990’s. Mitsui and Minera Katanga operated the mine at different times. For approximately five years in the 1980’s Mitsui extracted a total of approximately 350,000 open pit tons of copper oxides in skarn. The cutoff grade of this copper oxide was 3.5% copper (Atsushi Gomi, pers. comm., 2005 to Henricksen). The property was later purchased by the Ballon family in the 90’s and only operated for a short time due to low metal prices. Informal miners currently occupy the Katanga mine. The deposit at Katanga consists of narrow skarn bodies developed in the contact between marbles and Monzonite stocks with Cu, Ag and Au mineralization in hypogene sulphides.

The San Jose Prospect (now part of the Constancia deposits as the San Jose zone) was explored by Mitsui during the 1980’s as Mitsui focused on locating more high-grade ore to add to the nearby Katanga mine operation. Exploration consisted of detailed mapping, soil sampling (1,949 samples), rock chip sampling (1,138 samples), ground magnetic and induced polarization surveys with several drill campaigns. Drilling was mainly located in the western and southern sides of the prospect. Mitsui completed 24 drill holes (4,190.5m) and Minera Katanga completed 24 shallow close-spaced drill holes at San Jose (1,239.8m) . Some of the drill core has been located and is stored at the Quechua prospect south of Tintaya and Yuri.

In 1995, reconnaissance prospecting by Rio Tinto identified evidence for porphyry style mineralization exposed over an area 1.4 x 0.7 km, open in several directions, with some Cu enrichment below a wide spread leach cap developed in both porphyry and skarn. Negotiations by Rio Tinto to acquire an interest in the property through Mitsui were unsuccessful at this time.

In May 2003, Rio Tinto revisited the area and the presence of a leached cap and the potential for a significant copper porphyry deposit were confirmed. Negotiations with Mitsui, Minera Livitaca and Minera Katanga resulted in agreements being signed on October 31, 2003 with the underlying owners. Rio Tinto renamed the prospect “Constancia” because of their persistence from 1995 to option the prospect.

The agreements include a joint venture option between Rio Tinto and Mitsui and Purchase Option Agreements with Minera Livitaca and Minera Katanga to acquire 100% interests in their property. Rio Tinto commenced exploration in December 2003.

The Rio Tinto exploration activities consisted of geological mapping, soil, and rock chip sampling, surface geophysics (magnetics and induced polarization). Rio Tinto completed 24 diamond drill holes for a total of 7,843.9m. These include 210m with PQ (83.1mm diameter), 6914.45m with HQ (61.1mm diameter) and 45.1m with NQ (45.1mm) diameter. Three truck-mounted rigs were employed including a CS1000, CS3000 and Longyear 44 with all holes drilled by Geotec Peru.

Based on this drilling, Rio Tinto estimated a resource of 189 million tonnes of 0.68% copper and 200 ppm molybdenum using a 0.5% Copper cut-off. Although considered relevant, this resource can only be considered historical in nature and should not be relied upon.

The historic Rio Tinto resource used both Mitsui and Rio Tinto drill holes composited to 10 metres and included estimations for copper, silver, gold and molybdenum. Data for the Katanga drilling was not used and was also not available. The examination of the Mitsui drill data found that the data did not include complete analyses for elements other than copper and that some of the holes had only every other sample analyzed. Field verification of the Mitsui drill hole locations failed and only 2 possible drill sites of 24 could be located. The located drill sites were at different coordinates than those listed by Mitsui. The data quality of the Mitsui drill data brings into question the reliability of this historic resource. For the current resource, the Mitsui drill data for the reasons stated above.

In late 2004, Rio Tinto sought partners for the Constancia prospect, mostly because the property was thought to be too small. The Norsemont personnel were introduced to the property through consultant geologist Rob McLeod and broker Seth Allen. Eventually, Norsemont entered into negotiations with Rio Tinto and these negotiations led to an agreement in early 2005. The first Norsemont geologists to visit the property arrived in June of 2005, near the start up date of drilling.

Geological Setting

Regional Geology

The oldest rocks in the area correspond to a sequence of white, red, violet or gray medium-grained sandstones with intercalations of reddish mudstones of the Lower Cretaceous Chilloroya Formation (also referred to as the Murco Formation).

The Arcurquina Formation discordantly overlies the Chilloroya Formation and correlates with the Upper Cretaceous Ferrobamba Formation. These rocks are exposed in a north-south elongated area, 15 kilometres long by 5 kilometres wide, comprising a sequence of limestones, calacarenites and lenses of conglomerates.

These sedimentary formations have been intruded by plutonic rocks belonging to the Andahuaylas-Yauri Batholith of Oligocene age. The batholith varies from dioritic to granodioritic composition, mostly comprising feldspars, quartz, hornblende, biotite, apatite, zircon and sphene as the main rock forming minerals. Small mantos, veins and lenses of massive magnetite skarn are common in the area and probably related to this batholith emplacement.

Several subvolcanic monzonitic stocks, sills or laccoliths intrude and crosscut all the lithologies mentioned above. Where these rocks have intruded limestones, it is common to find small adjacent skarns, some of which contain Cu-Au-Ag mineralization such as occurs at the Katanga mine. Some of the stocks have characteristics typical of porphyry copper deposits such as at Constancia.

The Tacaza volcanics, of Tertiary age, are mostly post-mineral and border the batholith on the east and south sides.

Property geology

The Constancia porphyry copper prospect is located on the eastern margin of the Andahuaylas-Yauri Batholith, approximately three kilometres southeast of the old Katanga mine.

Surface geologic mapping by Norsemont in 2005 and 2006 has been greatly aided by the new drill roads and platforms for the 90+ drill sites constructed to date. Interpretation of the results of the core drilling itself has been very useful to the surface mapping.

Stratigraphy

The oldest stratigraphic units recognized on the prospect are massive grey limestones with minor intercalated shale, often occurring as pendants in the monzonite. These units crop out sporadically around the prospect and are locally altered to marble or pyroxene-diopside-garnet-magnetite-epidote skarn, with and without sulphides, near contacts with monzonite or in fractures within the limestone. The limestone and skarn are gently dipping south away from the principal monzonite in the south part of the Constancia zone mineralization, but more drilling will be needed to confirm this.

Large cliffs of limestone dominate the northeast part of the map area.

The overall thickness of the limestone/shale is variable but often exceeds 300 metres, but the base is not seen in outcrop or in the drill holes, where skarn always terminates in monzonite. Monzonite sills often intercalate with the limestone/skarn and replace the basal part of this unit.

The base of this limestone unit may be important to find at Constancia, as this potential contact seems to correlate with the favourable skarn horizon at the Tintaya Mine and elsewhere in the region. This contact should be found at depth south and east of the presently drilled area, if not eliminated by the monzonite.

Stratigraphically above the limestone at Constancia is a unit of mostly sandstones and quartzite of unknown thickness. This unit hosts good primary grade at the Quechua deposit of Mitsui near Tintaya and also at the Antillas porphyry copper deposit near Antabambas, north of Constancia. Good primary grade copper in this unit has not been recognized to date at Constancia. Minor intercalations of limestone are common within this unit. These sandstones and quartzites are often iron-stained from oxidation of disseminated pyrite. The thickness of the sandstone/quartzite unit locally exceeds 200 metres, but the unit is poorly exposed at surface and has been intersected in the 2006 drilling on the southeast side of the Constancia zone of mineralization.

Glacial moraines cover the northern and eastern margins of the Constancia prospect. The glacial moraines to the east entirely cover potentially important extensions of copper mineralization along broad east-west structural zones.

Intrusions

Undifferentiated multiple phases of monzonite and monzonite porphyries characterize much of the surface map area of the prospect, as well as dominate the rock type observed in the majority of drilling to date.

Monzonite and monzonite porphyry collectively are the principal host rock for the porphyry-style copper mineralization at Constancia.

The monzonite intrusions were not subdivided in 2005. However, the evidence, based on surface work and drill core logging in 2006, collectively suggests that while there are several varieties of monzonite, hydrothermal and surface alteration have made differentiating the monzonites very difficult on the surface. An unusual xenolithic monzonite (not recognizable at the surface) was recognized in drill holes 53 and 55 in 2006. This rock type, within the secondarily enriched copper zone, contains rounded and reabsorbed porphyroblasts of quartz-feldspar in a matrix of normal monzonite.

The outcrop patterns of the monzonites suggest these intrusions are mostly flat-topped, in part sill-like, in contact with the limestone units, which often occur as pendants. This suggests that the monzonites may actually represent the border of the batholith rather than separate stocks or laccoliths. The limestone adjacent to the monzonite is often extremely deformed, suggesting pre-intrusive structural activity.

Late post-mineral andesite dikes cut the monzonite and are mostly north-trending. They are most commonly observed at surface within the north-south trending Constancia Fracture system. These dikes are generally fresh and as much as five to ten metres in thickness. They typically are dark purple or grey with phenocrysts of plagioclase and hornblende. These dikes have occasionally been intersected in the 2005-2006 drilling but fortunately not for any significant intercept intervals.

Structural Geology

As with most porphyry copper complexes, the structural activity at Constancia has played the most significant role in preparing and localizing the hydrothermal alteration and accompanying copper-molybdenum-silver-gold mineralization, including skarn formation.

Major east-west fracturing and faulting, and accompanying folding in the limestone, seems to be the oldest significant structural activity at Constancia. The most obvious east-west fracture systems are the North and South Fracture systems in the Constancia zone. A major fault (Escondida Fault) is predicted in the east-west drainage just north of the San Jose open pit. This fault is predicted from the location of limestone/skarn outcrops in the valley bottom, just north of the drainage. The location of this same limestone is at least one hundred metres higher on the south side of the drainage, suggesting that the north side of the proposed fault is down dropped.

The east-west trending South Fracture system in the Constancia zone of the deposit is the most significantly mineralized zone discovered to date. At Constancia, this fracture zone is marked by extremely folded marbles and other sedimentary rocks, as well as strong east-west fracturing in the monzonites. This fracture system is mineralized for at least 800 metres east to west, and averages several hundred metres in width. This fracture zone has been recognized for many kilometres to the east of Constancia as offsets and deformation in the stratigraphic section. Later, approximately north-south fracturing is recognized within the Constancia Fracture system and also within the San Jose Fracture system and its bounding faults.

The intersection of the north-south fracture systems with the east-west fracture systems created the loci for the copper (both hypogene and supergene) and molybdenum mineralization in the Constancia zone. This intersection of structures is marked by an intense stockwork of quartz-sericite-sulphide veinlets (limonite casts at surface). There has not been enough work or drilling at the San Jose zone to know if there is a similar relationship in that area.

The Barite Fault is a late bending east-west trending fracture; first recognized immediately north of the Constancia zone. Going west from this area, the fault seems to bend to the southwest, between the Constancia and San Jose zones; is offset to the north toward the San Jose pit, and continues southwesterly for at least several kilometres, before leaving the mapped area. The fault zone is generally five to ten metres in width, characterized by broken and brecciated monzonite-barite-quartz-copper oxides and galena.

Numerous exploration pits and tunnels are located along this structure for more than three kilometres. East of the Constancia zone, the fault disappears under glacial moraine, but the fault appears to cut-off massive limestone outcrops more than one kilometre to the east.

The Barite Fault has late, post-hypogene copper movement that post-dates and cuts off the Constancia zone on its north side. The fault may also cut off the San Jose zone on its south side. The suggestion here is that the San Jose and Constancia zones may be offset equivalents along a left lateral Barite Fault. Thus, the relatively north trending San Jose Fracture system and the north-trending Constancia Fracture system could be one in the same. The slight west rotation to the San Jose Fracture system could be evidence for approximately one kilometre of left lateral movement along a bending fault.

Deposit Types

The Constancia porphyry copper-molybdenum system, including skarn, exhibits five distinct deposit types of mineralization:

1)	Hypogene fracture-controlled and disseminated chalcopyrite mineralization in the monzonite (volumetrically small)

2)	Hypogene chalcopyrite (rare bornite) mineralization in the skarns (significant)

3)	Supergene digenite- covellite-chalcocite (rare native copper) in the monzonite (significant)

4)	Mixed secondary sulphides/chalcopyrite in the monzonite (significant) and

5)	Oxide copper mineralization (volumetrically small)

Molybdenite, plus gold and silver, occur within all the above deposit types.

According to Titley and Beane (1981), there are 141 porphyry copper deposits on the Pacific Rim with an average grade of 0.64% Cu. Of the 141 deposits, 51 contain significant molybdenum resources with an average content of 0.029% Mo.

The Constancia deposit, one of the newer porphyry copper deposits recognized on the Pacific Rim, is located near the northern end of the belt of porphyry copper deposits, with and without skarn mineralization, of upper Eocene to lower Oligocene (30 – 45 Ma.) age in the Central Andes of South America. The most famous of the deposits in this belt would be the giant deposits at Chuquicamata and El Salvador in northern Chile.

Other relatively new discoveries in this belt include the Morro deposit in northern Chile, currently being drilled by a venture between Falconbridge and Metallica Resources. The indicated resource released in 2005 at Morro is 203 million tonnes of 0.69% Cu and 0.59 g/t Au and an additional inferred resource of 450 million tonnes of 0.5% Cu and 0.39 g/t Au. Within this resource is a supergene copper blanket containing 116 million tonnes of 0.81% Cu (Metallica News Release – Sept. 22, 2005).

Other new large discoveries in the Yauri-Andahuaylas copper belt include the Las Bambas skarn deposits to the north of Constancia and the Antapaccay deposit south of Constancia near Yauri. Both of these properties are now owned by XStrata. At Las Bambas, XStrata has reported the results of their 2005 drilling and they have an indicated resource of approximately 200 million tonnes of 1.1% Cu and other inferred resources of 100 million tonnes of similar grade. At Antapaccay, principally drilled out by BHP, prior to the sale of the Tintaya operations to XStrata, a global resource of 420 million tonnes of 0.83% Cu and 0.16 g/t gold has been historically reported. The Antapaccay prospect is all primary sulphides in both monzonite and skarn.

With respect to porphyry copper deposits, including primary and secondary mineralization, plus associated skarn copper mineralization, Constancia has more direct geologic comparisons to similar deposits in Arizona in the southwestern United States. For example, Constancia is geologically very similar to the Silver Bell Mine of ASARCO near Tucson, AZ where originally the deposit had approximately 230 million tons of 0.62% Cu in a mix of oxide copper, secondary sulphides, primary sulphides in quartz monzonite, and primary sulphides in skarn. The nearby Mission deposit, also owned by ASARCO, displays a similar mix of ore types.

Mineralization

Hydrothermal Alteration/Mineralization – General Features

The Constancia copper-molybdenum-silver deposit can be divided into two distinct mineralized zones – the Constancia zone and the San Jose zone to the west.

In the Constancia zone, the outcrop pattern of the phyllic alteration (intense pervasive quartz-sericite accompanied at surface by disseminated and stockwork limonite) tends to be strongly influenced by the intersection of the east-west fracture systems with the north-south Constancia Fracture system. Sulphides are essentially absent at surface. The mineralized Constancia Fracture system is more than one kilometre in length north-south and is widest where it intersects the east-west North and South Fracture systems, themselves 600 and 880+ metres in length, respectively, and as much as several hundred metres in width. The South Fracture system in the Constancia zone is a major mineralized east-west fracture zone that is recognized at surface and in drilling. The South Fracture zone is recognized near the surface contact between intensely mineralized monzonite to the north with locally well-mineralized skarn to the south. This east-west mineralized fracture zone, possibly several hundred metres in width is comparable to one of the principal structural controls at Tintaya, where the copper is exclusively in the skarn. The possible east and west extensions of this well mineralized fracture system at Constancia are mostly beneath glacial cover.

The overall shape at surface of the Constancia mineralized zone is roughly circular, but the outer boundary has not been delimited at this time. The intense phyllic alteration, silicification, and accompanying mineralization in monzonite seems to be interfingering with relatively fresh rock on the east and west sides, but the zone is completely open at depth beneath skarn, dipping to the south on the south and southeast sides of the Constancia zone. Fresh monzonite sills are often located within the skarns, but above the secondary and mixed primary sulphides recognized at depth below the skarn in the mineralized monzonites of this area. As noted on the sections, the overall shape (surface and three-dimensional) of all the alteration types and accompanying copper mineralization are affected dramatically by the distribution of the limestone/skarn. This observation is not only made in the South Fracture system in the Constancia zone, but also beneath skarn pendants in the San Jose Fracture system. Thus, the overall horizontal dimensions of the phyllic alteration (under skarn) and accompanying primary/secondary sulphides are probably more extensive than the surface expression would suggest.

The hypogene mineralization seems to be cut-off on the north side at the late Barite Fault; however, some secondary copper mineralization is noted north of this structural zone.

In the less studied San Jose zone, phyllic alteration and coincidental copper mineralization (hypogene and supergene) trend approximately 340 degrees sympathetic with the San Jose Fracture system and its bounding faults. This strongly brecciated and physically altered zone, containing blocks and slivers of skarn, is as much as one kilometre in length and as much as 300 metres in width and needs drill testing.

Patches of argillic alteration surround the phyllic alteration and may be at least in part due to surficial weathering of pyrite rather than hydrothermal alteration.

Potassic alteration is noted only at depth, often more than 200 metres. The potassic alteration is not often recognized alone at the surface or alone in drill holes. The phyllic alteration is later and has “collapsed” on the earlier potassic alteration, which may originally have had a larger surface area than the presently recognized phyllic zone. Late quartz-sericite-sulphide veinlets are commonly viewed cross-cutting the earlier potassic alteration. Potassic alteration at Constancia is generally characterized by pink potassium feldspar veinlets and “flooding” of potassium feldspar in the groundmass. “Felty” hydrothermal biotite is rare. Hydrothermal anhydrite veinlets are also rare, but observed, within the potassic zone.

Occasional bright blue dumortierite has been viewed in the deposit at depth, but it is not clear which zone this particular mineral fits into.

Through Norsemont drill hole 72, plus 12 drill holes of Rio Tinto, collectively the holes used in the resource estimation, drilling to date has not defined the outer 0.2% + Cu boundaries of either the Constancia or San Jose mineralized zones – the deposits are open.

Leached Capping

Within the boundaries of the projected 0.2% copper, oxidation and leaching are so intense within the monzonites that very few hypogene sulphides are recognized. Likewise, the skarns are intensely oxidized, but more copper oxides and occasional chalcopyrite are observed in the skarn outcrops. The depth of oxidation is variable in the Constancia zone – 30 metres to locally more than 150 metres within the monzonite. The depth of oxidation is in part controlled by the amount of stockwork quartz-sericite-sulphide filled fractures as well as the original concentrations of disseminated sulphides, but the amount of oxidation is also controlled by the amount of faulted and broken rock.

In the San Jose zone, the Company’s drilling suggests much less surface oxidation – as little as 15 metres above excellent secondary copper sulphides mixed with chalcopyrite.

The mineralogy of the leached capping is a little unusual for the top of a significant supergene copper deposit. The main iron oxide minerals are goethite, jarosite, and red hematite. The bright red hematite may be in part after secondary copper sulphides, but it appears to be also replacing goethite and jarosite. The near absence of “deep red” “live” limonite after secondary copper sulphides has at least several explanations. Two of the possibilities are:

1)	The supergene copper blanket is mainly forming today (first stage) and is not being significantly oxidized and removed or re-deposited; and/or

2)

The remaining pyrite content in the supergene blanket is so elevated (at times still above 10% with the supergene copper sulphides) that the mineral products of pyrite leaching overwhelm the oxidation products of secondary copper sulphides.

The copper content in the leached capping above the secondary copper blanket is quite variable with average values of approximately 300-400 ppm copper, but it is commonly in the 100 ppm range. Surface molybdenum and gold values are similar to the proto-ore values, but silver is almost completely leached.

Supergene Copper Sulphides

The secondary copper sulphides, including total secondary copper sulphide replacement of chalcopyrite and mixed secondary copper/primary chalcopyrite mineralization, occurs in four settings:

1)	remnants within the leached capping in monzonite;

2)	directly beneath the leached capping in monzonite (very high grades);

3)	directly beneath skarn mineralization along the south side of the South Fracture system in the Constancia zone; and

4)	within and beneath brecciated skarn/monzonite in the San Jose zone.

The secondary copper sulphides at Constancia have been identified as digenite/covellite as defined in preliminary studies by Rio Tinto, but more study is needed.

The highest copper grades encountered in the 2005-2006 Constancia drilling program are in the supergene blanket, including some of the mixed secondary copper/chalcopyrite mineralization, with more than 4-5% copper recorded in some intervals. Because of extreme variations in thickness, a true weighted average thickness of the supergene copper zone, including the mixed secondary copper/chalcopyrite mineralization, has not been calculated for all holes drilled to date. However, the true thickness of the blanket often exceeds 100 metres in the central part of the Constancia zone and exceeds 50 metres in the central part of the San Jose zone. From the 2005 and 2006 drilling, supergene copper has been noted locally to depths of more than 350 metres.

The overall thickness of the secondary sulphides, and mixed secondary/primary sulphide blanket, increases to the south under the limestone/skarn cap in the Constancia zone.

There is an unusual amount of supergene copper developed directly beneath primary skarn mineralization, hundreds of metres to the south of known leached outcrops of monzonite. This supergene copper is probably the result of current high water flow along the south dipping contacts between the skarn and monzonite, particularly on the southeast contact of the Constancia zone.

The secondary copper sulphides occur principally as fine-grained dusty crystals in fractures and disseminations, often giving the appearance of a case of black “measles”. The secondary copper generally is partially to completely replacing chalcopyrite and to a lesser extent pyrite. Native copper is noted locally in the supergene blanket (drill holes CO-05-16, 32), as is cuprite, but both are rare.

The supergene blanket is best developed within intense phyllic alteration exhibiting stockwork and disseminated secondary copper sulphides. Occasionally, supergene copper is well developed in potassic alteration, but only in those potassically-altered areas partially overprinted by phyllic alteration. Some of the highest grades (3-4% copper) in the supergene blanket are located directly below overlying skarn mineralization. This is observed in drill holes CO-05-5, 6, 10, 12, 14, 18, and 32 along the southern margin of the Constancia zone. Probably, these supergene copper sulphides represent several hundred metres of lateral and down slope movement and re-deposition of copper-bearing surface waters.

Hypogene Sulphides – Monzonite

Although much of the hypogene chalcopyrite in the phyllic zone within the monzonite has been destroyed near surface and/or totally/partially replaced by secondary copper sulphides, an estimate of pyrite - chalcopyrite ratios can be predicted from the shapes of disseminated limonite casts and limonite types on fractures as well as from the core. The estimate of the original pyrite - chalcopyrite ratio in the “heart” of the intense phyllic alteration (and secondary copper sulphides) of the Constancia zone would be 7-12:1 for pyrite - chalcopyrite ratio, with the average overall sulphide content ranging from 5–12%. This is a relatively high content of sulphides in the phyllic zone as well as a high pyrite-chalcopyrite ratio with respect to other porphyry copper systems. No estimate of this pyrite-chalcopyrite ratio has been made from the drill core in the phyllic rocks of the San Jose zone.

The sulphides within the limited potassic zone have not been well studied at this point. The remnant early potassic zone has been observed at depths ranging from less than 100 metres to more than 200 metres or more and only when accompanied by later phyllic veinlets or a stockwork of phyllic veinlets, also containing sulphides. Generally, the pyrite-chalcopyrite ratio seems to be in the 1:1 range, with chalcopyrite partly replaced by secondary copper sulphides. It is expected that the better primary sulphide copper values to be associated with the broad contact zone between the earlier potassic alteration and the “collapsed” inner phyllic zone as is observed in many porphyry copper systems of the world. Further study and drilling will be needed to confirm or deny this possibility at Constancia.

Likewise, the distribution of molybdenum, gold, and silver have not been well-defined at this point. In general, it seems that most of the better copper zones also exhibit elevated molybdenum, but this is not always the case.

Hypogene Sulphides – Skarn

Skarn copper mineralization is well developed on the south end of the Constancia zone as well as in blocks and slivers in the San Jose zone. Magnetite-garnet-diopside skarns are well developed along the east-west contact(s) between the limestone/skarn and monzonite in the South Fracture system. Drill holes CO-05-5, 6, 10, 12, 14, 16, 18, and 32 all contain significant skarn copper mineralization. For example, CO-05-18 contains nearly 80 metres of approximately 0.8% Cu as chalcopyrite in skarn immediately above similar copper grades of supergene-enriched copper in the physically-altered monzonite. The chalcopyrite in the skarns occurs as disseminations, blebs, and fracture coatings. Although a quantitative study of the mineralogy in the skarns has not been undertaken, more chalcopyrite seems to be associated with the green hydrous skarn minerals such as diopside, rather than garnet or magnetite.

The skarn copper mineralization within the San Jose Fracture system has not been studied. The early drill holes, CO-05-30, 31, 33, and 34 all exhibit skarn chalcopyrite alternating with monzonite-hosted supergene and hypogene copper mineralization in a broad (100+ metres in width) fracture system.

Sphalerite and galena occur in academic amounts in the skarns, particularly peripheral to the high-grade copper zones, as is the case in CO-05-32 near the south end of the known mineralization on the Constancia zone.

Exploration

Mitsui Exploration

Limited information on the exploration programs preformed by Mitsui was unavailable other than what was included in the Rio Tinto exploration report.

Rio Tinto Exploration

Exploration by Rio Tinto included:

  Geological Mapping
  Rock Sampling
  Ground Magnetics
  Induced Polarization Geophysics
  Drilling

Geological mapping was completed at a 1:5.000 scale including lithology, alteration, mineralization and structure. Due to soil cover or alluvial-glacial deposits, many lithological and alteration boundaries are inferred. Descriptions of the rock types and stratigraphy are provided previously in the section on Geological Setting.

A sample of fresh diorite from the batholith and a late andesite dyke, were dated using K-Ar at SERNAGEOMIN in Chile. Age dates returned 32.4 +/- 3.2 and 29.1 +/- 0.7 Ma, respectively, and are assumed to bracket the age of the monzonitic porphyry intrusions and hypogene copper mineralization.

Rock chip sampling was limited and performed at early stages on the prospect, mainly to check more extensive sampling done by Mitsui.

A ground magnetic survey (20.3 line-km) was completed covering the same area as a previous survey by Mitsui and extending further south, east and west. The survey was carried out with Rio Tinto personnel and equipment. The survey maps very accurately show the magnetite-pyroxene skarns in the San Jose pit, skarn previously drilled by Mitsui in the south of the prospect and extensions of the cut by Rio Tinto drill holes KA005 and KA008. The magnetic anomaly is open to the east below recent moraines suggesting potential for the skarn to extend further east.

A total of 12 line-km of Dipole-Dipole I.P. were surveyed after completion of the first 8 Rio Tinto drill holes by José Arce Geofísicos S.R.L. and Zonge Ingenieria y Geofisica (Chile) S.A. The survey included two north-south and three east-west lines at Constancia. Two strong chargeability anomalies are located in the centre of the Constancia porphyry with a diameter of approximately 1.5km. Drilling shows the chargeability anomalies are related to the chalcocite enrichment and disseminated pyrite with subordinate chalcopyrite in phyllic or propylitic alteration within the porphyry.

Aerial photography was also acquired through Eagle Mapping Peru and used to prepare a 1:5.000 scale topographic map with 5-metre contours. The photos were 1:44.000 scale aerial photographs from the early 1960’s. A DTM model was generated for the Rio Tinto resource estimation using the topographic contours obtained from this survey. All the coordinates are in UTM and using the PSAD56 datum.

Norsemont Exploration

Exploration by Norsemont Mining Inc, through its Peruvian subsidiary Norsemont Peru SAC, in 2005 and 2006 is currently in progress and has included:

  Geologic Mapping
  Rock Sampling
  Drilling
  Surveying
  Camp Construction

Norsemont continued geological mapping at a 1:5.000 scale. The mapping included lithology, alteration, mineralization and structure. As with the previous mapping by Rio Tinto, due to soil cover or alluvial-glacial deposits, many lithological and alteration boundaries remain inferred. Descriptions of the rock types and stratigraphy are included in the section on Geological Setting. More than 600 rock samples have been collected and assayed in 2005 and 2006 by Norsemont.

Norsemont exploration activities have focused on delineating the known Constancia and San Jose zones, with particular emphasis on delineating a resource of secondary sulphide mineralization initially amenable to SX/EW exploitation possibly transferring to a milling operation later in the mine life.

At the Constancia zone, a combination of secondary copper mineralization and skarn mineralization has now been delineated in outcrops and drilling over a minimum extent of approximately 1.1 kilometres north-south and 900 metres east-west. At the San Jose, similar mineralization has been delineated over an approximate extent of 300 metres north south and east west.

Drilling

Mitsui - Katanga

Drilling by Mitsui in the late 70’s and 80’s was mainly located on the western and southern sides of the prospect. Mitsui (only at Constancia) completed 24 core drill holes (4190.5m) and Minera Katanga (both Katanga and Constancia) completed 24 shallow close-spaced drill holes at San Jose (1239.8m) .. (Henricksen, 2006) The Katanga data was not available. The examination of the Mitsui drill data found that the data did not include complete analyses for elements other then copper and that some of the holes had only every other sample analyzed. Field verification of the Mitsui drill hole locations failed and only 2 possible drill sites of 24 could be located. The located drill sites were at different coordinates then those listed by Mitsui. The data quality of the Mitsui drill data and that the data was not supported by a QA/QC program caused the exclusion of this data from the current resource estimate.

Rio Tinto

All Rio Tinto drill holes used in the resource estimation were surveyed in 2006 by Trekk Explorers.

Rio Tinto completed 24 diamond drill holes for a total of 7843.9 metres. These include 210 metres with PQ diameter (83.1mm), 6914.45 metres with HQ diameter (61.1mm) and 45.1 metres with NQ diameter (45.1mm). Three truck-mounted rigs were employed including a CS1000, CS3000 and a Longyear 44 with all holes drilled by Geotec Peru.

Norsemont

All the Norsemont drill holes used in the resource estimate were surveyed in 2006 by Trekk Explorers.

Norsemont completed 9,790.3 meters of HQ drilling in 41 holes in 2005 and they have completed more than 13,000 meters through hole 93 in 2006. Three truck-mounted Longyear 44’s have been utilized and currently four machines, including a UDR 650, are on site. The contractor is Geotec of Peru. A total of 8,061.60 meters of HQ core drilling through hole 72 was used in the resource estimate, which is the subject of this document.

The relationship between the drilling and true thickness has not been determined. The Constancia deposit is a copper molybdenum porphyry with a secondary near surface enrichment zone of variable thickness. The weighted average thickness of the enrichment zone is yet to be determined. (Henricksen, 2006)

Sampling Method and Approach

To date, there has been a semi-systematic sampling approach by both Rio Tinto and Norsemont of outcrops at Constancia, including road cuts prepared for the drilling activities. Norsemont has to date collected and assayed more than 600 rock samples. The number of surface samples collected and assayed by Rio Tinto is unknown. Information obtained from the surface sampling of Norsemont has been of limited use in grade determination due to the extensive surface leaching. However, the sampling of outcrops and road cuts has added to the understanding of the secondary enrichment zone as well as the location of skarn copper sulphides.

Rio Tinto – Drill Core Sampling

Drill core was sampled on 2 metre intervals after logging. Rio Tinto collected a total of 3,413 drill core samples from the 24 holes drilled. Some sample length changes were made when lithological or mineralogical boundaries where important and sample lengths met those boundaries. In general, contacts between high grade and low-grade samples (visually estimated) correspond with the sample boundaries. In some visually determined low copper grade intervals, sample length was increased to 3 metres. Half core was sampled after it was symmetrically cut with a core saw. At the early stages in the project some secondary sulphides, mainly distributed in fractures, were washed and left in the core boxes as fine particles. Sampling of the sludge in the core saw and of the fine residuum in the base of the core boxes returned higher values than the corresponding samples demonstrating potential for significant under-reporting of copper due to poor sampling.

One twin hole (CO008) was drilled at the same location as hole KA005 using PQ diameter core and entire core (small pieces retained for reference only). The results for the twin hole returned copper values 12% higher on average compared to the results in the earlier drill hole (hole KA005). This difference was more evident in the supergene chalcocite mineralization and/or strong fracturing, and provides further evidence copper grades are under-reported. It is suspected that a similar problem occurred with the earlier drilling by Mitsui and Minera Katanga. There is presently no quantifiable information on copper loss down-hole or at the drill face.

After drill hole CO008, sampling procedures were modified to reduce copper loss during core handling, including using a plastic lining on the core box and taking extra care during cutting and sampling.

Improved measurement of drill core recovery commenced after drill hole KA008. Drill holes subsequent to hole KA008 were drilled using a triple-tube and show average recoveries of 97%.

Norsemont – Drill Core Sampling

Drill core sampling is an ongoing activity that specifically involves splitting the core and sending one-half to the laboratory for preparation prior to assaying. During the geological core logging process, the sample intervals down the hole are marked on both the core and the box. A cutting/splitting line is marked with a grease pen by the geologist to ensure that the core cutter/splitter does not introduce a bias during the splitting process. Individual samples respect geological/mineralogical/structural boundaries and are generally collected at two meter intervals, consistent with sampling porphyry copper systems.

The project geologists ensure that the core is properly split in half by a trained technician using a diamond saw, when necessary. One half of the core is returned to the core box, in the same orientation, while the other half is placed in the pre-numbered (both sides of the bag) and tagged sample bag.

Disaggregated material is handled carefully to avoid or minimize sampling bias.

Once the sample is completed, the bag is immediately sealed. The corresponding sample tag is included in the bag with the sample. The individual sample tags that are kept by Norsemont, which always reserves pre-assigned sample numbers to account for the insertion of blanks, duplicates and standards that will be submitted along with each sample shipment.

All samples are then entered in a database. Norsemont to date has collected 8,866 core samples from drilling in 72 drill holes.

Sample Preparation, Analyses and Security

Rio Tinto

All drill core samples were weighed on site and dispatched to ALS Chemex facilities in Arequipa and then sent to ALS Chemex Lima. In house standards and blanks were inserted in the field with approximately one standard per 20 samples and one blank per 30 samples. Samples were dried at 110ºC, then crushed to 90% -2mm and rifle split to obtain approximately 2.5kg of material that was completely pulverized using a LM5 to obtain 85% -75um. A sample bag with 250-300g was extracted for geochemical analysis. No field or preparation duplicates were inserted. Samples were analyzed for Au (FAS, solvent extraction and AAS on 30g: Au-AA22 ALS code), 47 elements (multi-acid digestion and ICPMS-ICPAES determination: ME-MS61 ALS code). All the samples were also analyzed with multi-acid digestion and AAS (AA62, ALS code) for Cu. The same method was also applied to some samples for Mo, Ag and a few for Zn, when they reached the upper detection limit. Limited Cu soluble analysis (CN leach: AA17 ALS code) were performed over selected intervals when chalcocite or other secondary sulphides were described as the main Cu bearing minerals.

Results were downloaded from the ALS web page. A PDF format report was received with the final results.

Norsemont

In 2005 Norsemont did not have a comprehensive QA/QC program in place for part of the drilling season, which was completed at hole 41. Chain of custody and sample preparation protocols were part of Norsemont’s 2005 program, but much more rigid standards were imposed in 2006.

In both 2005 and 2006, the core samples, after photographing, logging, and splitting, were being shipped on a regular basis to ALS Chemex shipping point in Arequipa where they are transferred to an ALS Chemex truck for shipment to the lab in Lima. The unshipped samples are kept in a secure location at the Uchucarrco camp, with 24 hour armed guards present.

The individual sample bags are placed in strong shipping sacks and the contents of each shipping sack are recorded. The Chain of Custody documents accompany the samples all the time. Signatures of delivering and receiving persons appear on the Chain of Custody forms.

The primary laboratory, ALS Chemex, is advised by e-mail about the pending shipments. The laboratory is never informed about the identity of the control samples.

In Lima the samples were logged into the ALS Chemex tracking system, weighed, dried and finely crushed to better than 70% passing a 2mm (Tyler 10 mesh) screen. A split of up to 250 g is taken and pulverized to better than 85% passing a 75 micron (Tyler 200 mesh) screen. This method is appropriate for rock chip or drill core samples.

The geochemical procedure ME ICP-61 (Inductively Coupled Plasma) was used to report 27 elements. Copper above 1% Cu was fused and analyzed by atomic absorption and a sequential leach procedure was used to report the acid soluble copper, cyanide soluble copper and residual sulphide copper.

Data Verification

Rio Tinto

Quality control samples were introduced in the database and plotted in sequential graphs. All the samples fall inside the accepted limits for the specified standards determined during the certification procedure. No obvious contaminated blanks were observed during the drilling survey. A decay patter in time with Mo in ICP analysis was observed at the beginning of the project and reported to the laboratory. As a consequence, AAS was selected as the best method for Mo analyses. No matrix match standards were used and no inter-laboratory checks have been completed.

Norsemont

In the 2005 drilling program through hole 41, blanks, duplicates, and standards were inserted at regular intervals (approximately 1 per 20 samples) for much of the year, additional check assaying was carried out on the 2005 pulps early in 2006.

Beginning in June 2006, a comprehensive QA/QC program, along with RQD measurements, was launched at Constancia. This involved the insertion of blanks, standards, and duplicate assays, inserted an average of every 20 samples, originally, and now inserted every 30 samples. Logging and sampling of diamond drill core was completed at Norsemont’s secure new camp facilities at Uchucarrco. Improved sampling protocols continue to be implemented on site. Core twins (taken in camp), coarse duplicates, coarse blanks (inserted in camp) are all inserted in the sample stream. Additionally, pulp duplicates, pulp blanks, and standards have been inserted and check sampling has been carried out. The standards (or certified reference materials, CRM) are samples with very well established grades, prepared by SGS Laboratories in Lima. The check sampling has been carried out by ACT Labs of Lima. (Henricksen, 2006)

Verification by the Author

The site visit by the author on April 22 – 24, 2006, included the examination of surface outcrops in the San Jose pit area, examination of drill sites and drill core. The author collected a select grab sample of skarn mineralization from the San Jose pit. The sample returned values of 10.8% copper, 29.6 ppm silver and 11.45% zinc. The author took 3 samples of drill core from holes 34, 35 and 40. The results are summarized in Table 7.

Table 7:        Author’s Verification Samples

Sample Location	Depth	Cu (%)	Mo (%)	Ag (ppm)
San Jose Pit	Surface	10.8	-	29.6
CO-05-34	84-86 metres	0.03	-	0.6
CO-05-35	110-112 metres	0.49	0.012	2.8
CO-05-40	158-160 metres	0.44	0.007	2.3

The drill core samples show good correlation with the original results with the exception of hole 34. The surface grab sample and the drill core results confirm the presence of a mineralized system at Constancia of the approximate tenor reported in the resource estimate.

During the author’s site visit, drill sites for the early drilling by Mitsui could not be located and verified. Norsemont field personnel could not locate these drill collars as well and as a result of this the data was excluded from the resource estimate.

The author has not verified the results of the QA/QC program but a review of the data early in 2006 showed that the standards used in the drill program were inadequate. This problem was corrected in June 2006 with the implementation of a more rigorous QA/QC program. The results of the Rio Tinto QA/QC program have only been made available to the author in summary format included in an exploration report. The formal reporting of the QA/QC program results should be completed before the next resource estimate.

Mineral Processing and Metallurgical Testing

Preliminary metallurgical tests were performed using drill core rejects by Iditec-Chile. The work consisted of Bottle Leach Tests using two composite samples of supergene copper enrichment mineralization from holes KA001 and KA006 and a Rough Flotation Test using two samples from drill holes KA006 and CO008.

Recovery after 24 hours of leaching in the bottle test was 18.8% with 2.5 kg H2SO4/kg Cu and 2.46 kg H2SO4/ t of ore for hole KA001; and 43.8%, with 1.77 kg H2SO4/kg Cu and 4.93 kg H2SO4/ t of ore for hole KA006.

Recoveries in the Flotation Test were 80.44% Cu, 74% Au, 37% Mo and 67% Ag for a single sample from drill hole KA006 and 89.6% Cu, 83% Au, 71% Mo and 63% Ag for a single sample from drill hole CO008. (Carbonell et al., 2004)

The results summarized above indicate that leachable copper is not available in sufficient quantities in the samples tested to make leaching a viable copper recovery option. However, only two samples in the orebody were tested for leach recovery and more work needs to be done prior to deciding on the viability of leaching some portions of the mineralization for mineral recovery. The results with standard, non-optimized flotation technology suggest that, for the samples chosen, flotation recovery of valuable minerals is a technically viable option. (Lytle, 2004)

Mineral Resource and Mineral Reserve Estimates

Summary and Introduction

The resource model for Constancia included drilling completed during 2004 by Rio Tinto and 2005 and 2006 by Norsemont Peru. Drill holes completed by Mitsui were not used in the resource estimate. The drilling consists of 96 core holes and the size of the core holes is discussed in the drilling section. The 2004 drilling was distributed randomly to test various targets and not completed on a grid. Most of the 2005/2006 drilling was completed on 100 x 100 metre spacing with some infill drill holes. All of the valid drill holes were used in defining the constraints for the resource but the final resource area did not include all of the drill holes. The data was loaded into a Gemcom database and the existing 2 metre assays were used as composites.

Statistical and variogram analyses were completed on the data. The statistical analysis produced reasonable results and these search ellipsoids were used for grade interpolation. The model was interpolated in two passes using an inverse distance squared method.

The block model was created using 10x10x5 blocks to cover the area of 100x100 grid drilling. Grade shells were created from sectional data and used in preliminary analyses of the data, but the final constraints were based on the grade shell, search ellipsoid and a maximum distance to a composite of 70 metres. Grade models were created for copper, molybdenum and silver. Gold values are available for the drill holes but a gold model was not interpolated at this time because of the low values (~50 ppb). The resource was tabulated and the results are listed in Table 8.

Database

The Gemcom database was created to contain all the drilling on the property for a total of 96 diamond drill holes. The author was provided the data in Excel format. The Excel spreadsheets were imported into Gemcom. The drilling was completed using core drilling equipment and sampled on two metre intervals. The entire hole was sampled in two metre intervals from top to bottom. Areas with not reported sampling or areas not sampled were assigned a grade of zero for resource modelling.

The database contains 12,279 samples assayed for copper, molybdenum, silver and gold. 88 percent of the samples had a length of 2 metres. The remaining 12% were less than 2 metres or greater than 2 metres in length. The samples less then 2 metres were from all the drill holes where the samples were terminated against contacts and the samples greater then 2 metres were mainly odd lengths from the ends of the drill holes.

Specific gravity samples were collected from drill core and sent to ALS Chemex for determination. The specific gravities used in the resource estimation are based on 50 specific gravity determinations completed by ALS Chemex. Tables in Gemcom were created for assays, composites and lithology. These tables were used for sectional interpretations during resource modeling.

Compositing

The existing 2 metre assay samples were used as composites and the old drill holes were composited to two metres, for those areas with other assay lengths. The composites were coded within the grade shell and the compositing produced 6,456 composites used for the interpolation of grade.

Domaining

The model was domained using a 0.2% copper cut-off grade shell. The grade shell included the phyllicly-altered intrusives and skarn but excluded the leached zone at the top of the deposit. The grade shell was modelled in 2 parts: the Constancia zone and the San Jose zone. These domains formed the basis for the variogram and statistical analyses.

Solid Modelling

Sectional interpretations of the grade distribution and weathering profile of the deposit were created by the author in Gemcom. The sectional polylines of the grade distribution were stitched together to form the grade shell solids for both zones. The weathering profiles on section were used to define the bottom of the surface leached zone. The solid models were used to filter composites and create the rock type model.

Statistical Analysis

Histograms and probability plots were produced for copper, molybdenum and silver. The histogram produced for copper is log normal with a near normal distribution and a small high-grade and low-grade tail. The probability plot for copper is linear above 0.15% copper. The molybdenum histogram is also a near normal distribution with a slight negative skew and low-grade tail. The probability plot for molybdenum is slightly rounded. The histogram for silver is near normal with a slight negative skew and long high-grade tail. The silver probability plot is linear and well formed. The histogram and probability plots demonstrate that the phyllic and skarn mineralization contained in the grade shell is composed of a single population and the domain is adequate for variogram analysis.

Variogram Analysis

Variogram analyses were performed for copper, molybdenum and silver in the grade shell. Down hole variograms had moderate nuggets (<0.25) .. Correlograms were produced for copper, molybdenum and silver. The correlograms were modelled using one exponential model. The variograms modelled produced ellipsoids with reasonable ranges and a 2:1:0.75 ratio for copper. The variogram analyses produced good results and the modeled ellipsoids were used for grade model interpolation.

Block Model

The block model limits were designed to cover the area of 100x100 metre grid drilling and all historic drill holes. The 10x10x5 block model size was chosen based on drill spacing. The block model limits are listed in Table 8.

Table 8:        Block Model Parameters

Co-ordinates				Origin	Block Size	Number of Blocks
Axis Direction	Actual Orientation	Axis	Axis Nomenclature	Co- ordinates	Metres
“Easting” “Northing” “Elevation”	90[o] 0[o] Vertical	X Y Z	Column Row Level	200,500 – 202,700 8,399,000 – 8,401,000 4500 - 3800	10 10 5	220 200 140

Block models created include rock type, density, cut grade models for copper, molybdenum and silver. Additional models created include distance to the closest composite (true distance model) and classification model.

Interpolation

The block model was interpolated using an inverse distance squared methodology. Interpolation of grade into a block required a minimum of 3 composites and a maximum of 18. The model was interpolated in two passes. The second pass was at double the search distance to fill “zero” blocks not filled in the first pass.

Grade Capping During Resource Estimation

Sample grades were capped to minimize the influence of high-grade samples during grade interpolation. The capping levels were included in the interpolation profiles. Grades were capped at approximately the 99.4 to 99.6 percentile for each metal. The capping levels are as follows: copper was capped at 4.5 Cu%, molybdenum at 0.20 Mo% and silver at 65 ppm Ag. The capping levels were picked off of lognormal probability plots for copper, molybdenum and silver.

Resource Tabulation

The resource for the Constancia Property was tabulated under the current topography surface and with copper as the primary element. The resources for the Constancia Property are classified as indicated and inferred and are based on a maximum distance (true) of 70 metres from the closest sample. Indicated resources were defined using a 30 metre range in areas of close spaced drilling, the San Jose zone does not contain indicated material. The results are listed in Table 9.

Table 9:        Cut Copper Grade

Cutoff		Copper	Moly[2]	Ag
Grade	Tonnes	Grade	Grade	Grade
(% Cu)	(Million)	(% Cu)	(% Mo)	Ag PPM
Indicated Resources
0.5	30.1	0.802	0.015	4.8
0.4	39.5	0.718	0.015	4.5
0.3	50.4	0.638	0.015	4.2
0.25	54.6	0.610	0.015	4.2
0.2	57.7	0.589	0.015	4.1
Inferred Resources
0.5	45.1	0.775	0.014	4.9
0.4	63.7	0.678	0.014	4.5
0.3	87.7	0.588	0.014	4.1
0.25	98.2	0.555	0.014	3.9
0.2	103.9	0.537	0.014	3.9

Interpretation and Conclusions

Drilling at the Constancia project during 2005/2006 has delineated a significant copper/molybdenum/silver mineral resource. The surface mapping and sampling program has shown that the potential mineralized zone at Constancia is larger than is currently defined by drilling and the resource is open for expansion to the south, west and northeast on the Constancia zone and to the northwest and southeast on the San Jose zone. The delineated zone will require infill drilling to upgrade the resource classifications and prepare for further resource estimations.

The Constancia Project has preliminary metallurgical (bench scale) testing results with positive results. Additional metallurgical testing will be required to characterize the mineralization and assist in planning the development of the property.

The Constancia Property is a property of merit and warrants further exploration. Continued drilling is required to expand the resource on the property. The Constancia Property has an inferred resource of 103.9 million tonnes grading 0.537% copper, 0.014% molybdenum and 3.9 ppm silver at a cutoff grade of 0.2% copper, as well as an indicated resource of 57.7 million tonnes grading 0.589% copper, 0.015% molybdenum and 4.1 ppm silver at a cutoff grade of 0.2% copper.

Recommendations

Recommendations for the Constancia Project:

  Continue drilling and expand the known resource on the property
  Infill the delineated resource to upgrade resource classifications
  Improve sectional and geological interpretations for resource estimation
  Summarize and report the results of the QA/QC program on a regular basis
  Collect more samples for specific gravity determinations
  Update the resource estimate following the drilling

The cost summary for the program is shown in “Budget” below.

Budget

Road Construction	US$50,000
Camp Support and Administration	50,000
10,000 metre Diamond Drill Program	1,300,000
Total	US$1,400,000

An additional phase of exploration would be contingent upon the successful results obtained from the current drill program on the property.

AMATA

Property Description and Location

Norsemont Mining Inc., through its wholly-owned Peruvian subsidiary Norsemont Peru S.A.C., owns 100% of the 10,300-hectare Amata property. The property is not surveyed; this is not required for mineral petitorios or concessions acquired under the present Peruvian mining law. The outlines and areas of the 13 mineral concessions that make up the Amata property are shown in Figure 1-2.

Figure 1-1: Amata Property Location Map

81°
73°
COLOMBIA
ECUADOR
N
04°
Piura
Cajamarca
Chiclayo
BRAZIL
Trujillo
Chimbote
Pacific
Ocean
PERU
12°
LIMA
Cuzco
BOLIVIA
Amata Project
Titicaca Lake
Arequipa
BRAZIL
PERU
Norsemont Mining Inc.
Location Map
Amata Project
0km
250km
500km
CHILE

The Amata property is located 50 km east-southeast of Arequipa, in the District of Coalaque, Province of General Sanchez Cerro, Department of Moquegua. The center of the property is at UTM coordinates 280000 E and 8170000 N (UTM zone 19S, topographic map datum PSAD 56). The same point is at south latitude 16° 32’ 30” and west longitude 71° 03’ 40”. The property lies in the northeast corner of the Puquina map-area (Puquina, Peru topographic map-sheet 2637, 34-t, scale 1:100,000). In 1995, magnetic north in the center of the Puquina map-area was 2° west of UTM grid north.

Figure 1-2: Amata Property Outline (from Paredes and Salazar, 2004)

Access Routes, Climate and Physiography

The Amata property lies on a volcanic highland characterized by extremely rugged topography. A northeast trending chain of mountain peaks reaches elevations of 4,500 to 4,900 metres; the peaks are separated by deep south- and southeast draining valleys. Elevations range from 4,000 metres in the valley bottoms to 4,904 metres at the summit of Cerro Mesane. The drainage is into the Pacific Ocean via the Rio Amarillo, which drains southeast into the Rio Tambo.

Access from the city of Arequipa is by all-weather gravel roads leading to the town of Puquina. The distance to Puquina is 65 km, and the journey takes about 2.5 to 3 hours. The property access road leaves the main Puquina-Moquegua road at km 56, approximately 5 km east of Puquina, and climbs 20 km to the north-east, into the highland area covered by the property. The trip from the main road to the western part of the property takes about 2 hours. The first 10 km of the access road is on the lands of the Puquina Community, and the remainder is on the lands of the Amata Community. The road section on the Amata lands was built by Rio Tinto.

The climate is dry in the months of April to December, and rainy from January to March. Thunderstorms are common in the rainy season, and can be accompanied by hail and torrential rainfall. Strong westerly winds prevail during the dry season; these can exceed 100 km/hr during storms (pers. comm. Ayala, 2006). Temperatures at the 4,500-metre elevation in the dry season can range from -10°C at night to 18° at midday (Paredes and Salazar, 2004).

Local Resources and Infrastructure

There is an adequate supply of manpower for exploration programs available in Amata, Puquina, and other nearby communities. Puquina has a modern basic hotel, numerous small restaurants, stores, and public telephone and internet service.

There is no electrical power or potable water available on the Amata property itself. The only permanent source of water for drilling purposes is Laguna Tincacocha, a small reservoir owned by the Amata Community. In the rainy season (December to April), water could be obtained in limited quantities from the lower parts of the stream valleys. The water supply from this uncertain source would depend on the intensity and frequency of rainfall events.

Exploration History

The Amata prospect was identified by Rio Tinto during a review of satellite imagery. An initial sampling program consisting of 92 rock geochemical samples and 11 stream sediment samples identified Au-Ag-Cu-Mo anomalies in an area measuring 4 km by 10 km. Further rock and stream sediment sampling was conducted in 2002-2003. This work identified seven areas of interest (Trincheras, Huertas, Tincacocha, Cayrane, Cerro Amata, Tacune, and Palcamayo) that were drilled in December 2002 – March 2003 and in September 2003 – November 2003. During these programs, 4,645.55 metres of diamond drilling and 1,512 metres of reverse circulation drilling were completed, for a total of 6,157.55 metres (Paredes and Salazar, 2004).

Geological Setting

The oldest rocks in the Amata district are orthogneiss of the basal Coast Complex; these outcrop in a small “window” in Yura Group sedimentary rocks near the village of Palcamayo, 4 km east southeast of the Amata property. A thick sequence of Yura Group clastic sedimentary rocks underlies most of the district between Coalaque and Puquina, to the south of the property. In general, the Yura group rocks are gently dipping and undeformed. Unconformably overlying the Yura Group on the highlands to the north is the Cerro Blanco – Cerro Saltaoco Volcanic Complex, which corresponds to the Barroso Group of Pliocene-Pleistocene age. This volcanic complex hosts the alteration and mineralization of the Amata high-sulfidation alteration system.

Deposit Types

Amata is a high-sulfidation hydrothermal alteration system developed in volcanic rocks. Alteration is characterized by central or core zones of silicification or vuggy silica and hydrothermal breccia, flanked by zones of advanced argillic alteration (quartz-alunite), argillic alteration (quartz-kaolinite-dickite), and propylitic alteration (chlorite-calcite +/- quartz +/- albite). At Amata, the core zones of silicified hydrothermal breccia contain elevated amounts of silver, gold, copper, lead, mercury, and arsenic.

Large, well-known, well-mineralized high-sulfidation hydrothermal alteration systems in the Andes include La Coipa in Chile and Pierina and Yanacocha in northern Peru. These systems contain deposits of gold and silver that are presently being mined.

This report makes no direct comparisons between Amata and the large La Coipa, Pierina, and Yanacocha mines. Norsemont Mining Inc. has no beneficial interest in the La Coipa, Pierina, or Yanacocha mines.

Geology and Mineralization

Geology

The axis of the Amata alteration zone, marked by a series of discontinuous, weakly to strongly silicified areas, is about 6 km long (NE-SW) and up to 1 km wide. The volcanic stratigraphy is almost flat-lying. It consists of flows 30-50m thick, and thick units of tuff breccia, lapilli tuff, crystal-ash tuff, and volcanic breccia. The flows are well exposed along the NW margin of the altered zone, while the coarser tuffaceous rocks (lapilli tuff and tuff-breccia) predominate in the core and along the axis of the volcanic belt.

Structure

High-angle and vertical structures are common and are easily seen in the Amata landscape. In some cases, these are Ag-Au mineralized and may have served as conduits or “feeders”. Alternatively, they may have formed during the intrusion of the diatremes and may be ring or radial “exhaust” or “leakage” features. These structures strike 020 to 060 degrees in the Huertas-Tincacocha zone, 080 and 160 in the upper Cayrane valley, northerly in the Cerro Amata area, southeast on the ridge east of Cerro Amata, and northeast in the Tacune zone. Some are vein-like, with a core of strong silicification and less altered margins. Others are bodies of hydrothermal breccia, which in some cases appear to feed into the diatremes.

Silicification and advanced argillic alteration often affect gently west-to-south dipping sheets of monolithic “breccia”, usually lapilli tuff or tuff breccia (coarse-grained pyroclastic rocks) adjacent to the “feeder” structures. The alteration in the tuffs weakens rapidly away from the structures. The alteration, which is probably controlled by permeability and porosity, is more pronounced in the coarse-grained tuff than in ash or crystal tuff.

Alteration

Fresh rock (“propylitic” as described by Rio Tinto) is regional in extent, outside the 3x9 km limits of the Amata alteration zone. Inside the alteration zone, argillic alteration predominates (60% of the total area). Within the argillic envelope, there is intermediate to advanced argillic alteration (30%), and in the core of the system, there are zones of locally strong silicification (5%). The “silicified zones” as mapped by Rio Tinto include hilltops covered with erosional remnants (boulders and blocks), sheets of advanced argillic-altered pyroclastics, various types of breccia, and linear, tabular silicified “veins”. The areal extent of true silicification (no clay minerals) is no more than 5% of the entire alteration zone.

Exploration by Norsemont Mining Inc., March-May 2006

Trincheras: The canyon separating the Trincheras and Huertas zones was traversed and sampled. Narrow northeast-striking silicified zones returned grades of up to 2.98 ppm Au and 55.9 ppm Ag over a 3-metre width.

Huertas: Anomalous Ag-Au grades were encountered in northeast-striking, steeply-dipping, tabular to lens-shaped silicified structures in the Huertas zone, which is located 1,500 metres southwest of Cerro Amata. The central Huertas 1 structure, which is completely exposed in two deep road-cuts and partially exposed in intervening natural outcrops, has been sampled along strike for 105 metres, and was sampled in four locations within this interval. Two separate stages of sampling confirmed grades from 29.2 ppm to 98.6 ppm silver, and 0.43 ppm to 2.04 ppm gold over apparent widths of 2.2 metres to 24.7 metres (Table 11-1).

The apparent width is 24.0 metres to 24.7 metres in the road-cuts, but the exposed width is only 4.1 metres to 7.0 metres in the partially-exposed natural outcrops. The Huertas zone extends to the northeast, but silver and gold grades weaken and the structure splays. The zone could not be traced to the southwest.

Table 11-1
Huertas Zone Sampling Results

Across Huertas 1 zone striking NE	24.0 metres true width	0.848 ppm Au, 63.8 ppm Ag
Parallel zone, 70m NW of Huertas 1	2.2 metres true width	1.335 ppm Au, 32.2 ppm Ag
Parallel zone, 50m E of Huertas 1	5.0 metres true width	1.335 ppm Au, 98.6 ppm Ag
Huertas 1 zone 45m NE of Huertas 1	4.1 metres true width	2.043 ppm Au, 64.6 ppm Ag
Same zone 75m NE of Huertas 1	24.7 metres true width	1.68 ppm Au, 75.8 ppm Ag
Same zone 105 m NE of Huertas 1	7.0 metres true width	0.43 ppm Au, 29.2 ppm Ag

Tincacocha: This is northeast of Huertas, along the northeast Huertas-Tincacocha trend. A total of 141 samples were taken, totalling 536.4 metres. The average grade is 0.115 ppm Au and 7.1 ppm Ag. The best-mineralized zones are narrow, northeast-striking linear or lens-shaped silicified structures in clay-altered tuff.

Cayrane Alta: This is a 450-m long, 250-metre wide area of silicified outcrops, cliffs, and landslide blocks located northeast of the TQ-01 drill hole, in the upper part of the Cayrane canyon. 220 samples with an aggregate length of

897 metres were collected. The average grade of these is 0.096 ppm Au and 17.1 ppm Ag. The best grades were from the large butte upon which the TQ-01 platform is situated; these included 20 metres grading 180.9 ppm Ag, and 35 metres at 0.2 ppm Au and 36.8 ppm Ag. There are also two 150 metres x 50-80 metres silicified zones at Cayrane Alta, located north of DDH TQ-01, with potential for average grades in the 20-40 ppm Ag and 0.1 -0.2 ppm Au range. There are also smaller, higher grade structures (5-20 metres wide) but these do not appear to have much continuity along strike.

In the north-eastern part of the area, in the bottom of the Cayrane canyon, there are three narrow northeast-striking vein-like silicified zones crossing the canyon. One of these grades 1.41 ppm Au and 26 ppm Ag over 5.0 metres; another one, 50 metres to the north, assayed 2.75 ppm Au and 108.6 ppm Ag across 7.0 metres. Like the ones at Huertas, these zones are linear or lens-shaped silicified “veins” in clay-altered tuff.

Cerro Amata: The average silver grade in the West zone, the best-mineralized section of Cerro Amata, is 117 ppm. The West zone is about 30 metres wide and 130 metres long.

The highest-grade silver mineralization in the main Cerro Amata block is in a north-trending zone that includes all of the southern section, in the area of the Rio Tinto drill holes AM-01 and AM-02. To the north, the silver anomaly trends north-northeast but weakens gradually. The dimensions of the silver zone are approximately 500 metres by 100-130 metres, and the average grade from 357 samples is 47.1 ppm silver. In the south, the mineralized zone corresponds to the entire Cerro Amata outcrop; to the north-northeast, the zone extends along the eastern flank of a barren, late-stage andesite intrusion (Table 8-2).

Table 8-2
Summary of Cerro Amata Sample Results

Cerro Amata West	Ag	Au	As	Hg
Area 30m x 130m	ppm	ppm	ppm	ppm
29 samples, 117.8m	117	0.046	230	18.1

Cerro Amata South-Center	Ag	Au	As	Hg
Area: 120m x 300m	ppm	ppm	ppm	ppm
234 Samples, 1140.2m	48.7	0.026	361	13.7

Cerro Amata North	Ag	Au	As	Hg
120m x 180m	ppm	ppm	ppm	ppm
111 samples, 601.5m	50.8	0.022	193	11.1

Cerro Amata, South-Center- North Combined*	Ag	Au	As	Hg
120m x 500m	ppm	ppm	ppm	ppm
357 samples, 1801.5m**	47.1	0.024	295	13.3

*Not including West zone. **Combined zone incorporates 12 lower-grade samples in area between South-Center and North zones, for a total of 357 samples.

            Cerro Amata East: The center of the Cerro Amata East mineralized zone is approximately 400 metres northeast of the center of the main Cerro Amata zone. A total of 230 samples was taken by Norsemont, totalling 1146.4 metres in length. The average grade of these samples is 14.9 ppm silver and 0.061 ppm gold. The best continuous interval grades 32.5 ppm silver and 0.042 gold over a length of 80 metres. This interval is on the south side of an outcrop measuring 100-150 metres wide by 100 metres long, that grades 24.7 ppm silver and 0.054 ppm gold, based on the average results from 98 samples.

Palcamayo: A total of 44 samples was collected in the Palcamayo zone, from an area 400 metres to the southeast of DDH PA-01. The samples average 0.184 ppm Au and 0.27 ppm Ag. Twenty-three samples, from an outcrop of silicified hydrothermal breccia and coarse lapilli tuff 70 metres long east-west by 15 metres wide, averaged 0.289 ppm Au. The best single sample from this outcrop graded 1.49 ppm Au across 3.0 metres. This part of the Palcamayo zone was not drilled; further sampling is warranted.

This part of the Amata property is within the lands of the Comunidad de Campesinos de Palcamayo. However, access is by way of land belonging to the natives of Puquina and Amata.

Rio Tinto Drilling

Rio Tinto drilled 15 holes in seven areas (Trincheras, Huertas, Tincacocha, Cayrane, Cerro Amata, Tacune, and Palcamayo). The results are summarized in the following section, beginning with the Trincheras zone in the southwest and concluding with the Palcamayo zone in the northeast.

              Trincheras Zone: DDH TR-01: Az. 070°, Dip -70°, 543.55m. The hole is very weakly mineralized.

The target was an Ag-Au anomaly (215 ppm Ag, 440 ppb Au) in the central section of a zone of silicification measuring 250m wide by 700m long, oriented roughly NNW. The silicified zone is exposed on cliffs along the west wall of the Trincheras canyon.

The hole cut andesite flows and pyroclastics with intervals of breccia and post-mineral dacite porphyry. Argillic and advanced argillic alteration persist downhole; there are a few moderately to strongly silicified intervals up to 70m long at depths of less than 250m.

The hole is partly oxidized to 59 m, with 1-3% pyrite. From 59 metres to 400 metres pyrite averages 3-4%, then increases to 5% from 400 metres to 500 metres and drops back to 4% to the end of the hole. Up to 2% enargite was estimated by Rio Tinto from 488-502 metres, but there is no Cu or As in the assays for that interval. The only sulfides noted are pyrite and enargite.

Huertas Zone: RCH HU-01: Az 180°, dip -70°, 258m.

The hole is very weakly mineralized. The hole may have been too short, and the inclination too steep, to intersect the targets. The target was a series of northeast striking silicified zones 3-5 m wide, that contain 11-35 ppm Ag and 400-1120 ppb Au in surface samples. These silicified, steeply-dipping structures outcrop strongly.

The hole cut a monotonous sequence of unaltered to weakly clay altered andesite (flows and tuffs). No silicified zones were intersected.

Partial oxidation extends to 186 metres, although most FeOx drops out by 52 metres. Pyrite content averages 2-3% below 52 metres. No sulfides other than pyrite were noted by Rio Tinto.

       Tincaccocha Zone: DDH TQ-02 Az: 150°, Dip -75°, 549m.

The target was an Ag-Au anomaly in a silicified/brecciated zone 20-50 metres wide and 300 metres long. The hole was aimed directly at a surface grab sample grading 29.5 ppm Ag and 1580 ppb Au. This gold grade is one of the ten highest obtained from surface samples by Rio Tinto.

The hole intersected oxidized (leached) silicified breccia from 7 metres to 53 metres, then cut a mixed sequence of crystal/ash tuff, and andesite porphyry to 185.5 metres. At this point, it intersected another silicified breccia, this one containing 6-20% pyrite and 1-8% enargite. Below this breccia, the hole continued in tuff and andesite porphyry.

Oxidation and leaching are strong to 53 metres. The oxide zone has up to 10% iron oxides. There is a sharp iron oxide-out front at 53 metres, and a zone of mixed oxides and pyrite from 78-110 m; below this point, there is pyrite (average 3% to 340 metres, then 5%) and local enargite.

There is an Ag-Au intersection in the oxide breccia, averaging 8 ppm Ag and 360 ppb Au. The deeper sulfide intersection is pyrite-enargite +/- tetrahedrite; no other sulfides were logged by Rio Tinto except minor orpiment. No orpiment was seen during re-logging of this hole.

Tincacocha Zone: DDH TQ-01 Az: 100°, Dip -70°, 248.4m.

The hole was directed toward a prominent craggy outcrop, composed of silicified breccia and pyroclastic rocks. The outcrop has silver grades ranging up to 101 ppm, but gold grades average much less than 100 ppb.

The hole cut drusy silica and silicified pyroclastics to 85.5 metres, then entered advanced argillic-argillic and “phyllic” alteration with some intervals of propylitic alteration and unaltered rock. There is no evidence in the drill logs to support the identification of phyllic (qz-ser-py) alteration.

There is a sharp iron oxide-out front at 111.45 metres, with traces of chalcocite from 111.45 -120 m, corresponding to grades of 0.1-0.3% Cu. There is a silver anomaly from 53-108 metres, which averages 14.2 ppm. This silver mineralization is in mixed FeOx-pyrite, and terminates sharply at the base of the mixed oxide-sulfide zone. FeOx minerals in the silver zone average 4% and range up to 14%. There is 1-2% pyrite in parts of the silver zone. No silver or copper minerals are noted in the Rio Tinto logs, other than the chalcocite mentioned previously. Molybdenite is noted in the logs, but there is no geochemical evidence that there is any more than 0.002% molybdenum in this hole.

The “vuggy silica” zone from surface to 36m contains less than 0.18 ppm silver; grades from 36-53m average 3.5 ppm. There is a sharp jump in Ag at 53m, from 0.7 to 5.6 ppm. This arrangement of Ag mineralization may be the result of leaching and secondary enrichment of silver, albeit in weakly mineralized rock.

Cayrane Zone CY-01 Az: 165°, Dip -60°, 200.25m.

The target was an area of quartz veinlet stockwork in an “early” dacite porphyry. The area of stockwork has weakly anomalous gold grades (45-390 ppb), anomalous copper grades (100-2,200 ppm), and low silver grades (<1 ppm).

The hole intersected dacite porphyry. Alteration is weak to moderate argillic to “phyllic”. Gold and silver grades are low. Copper grades are less than 0.2% . The highest Mo grade is 0.0027% .

Cayrane Zone: RCH/DDH CY-02 Dip -90°, 522.2m.

The target was a postulated “body of copper bearing porphyry under the volcanic lithocap (Tincacocha-Cayrane)” (Paredes and Salazar, 2004).

The hole cut andesite porphyry and andesite subvolcanic intrusions. Oxidation extends to 40 metres. Alteration in the upper section is weak argillic with weak zones of silicification. Near the bottom of the hole, weak “potassic (>biotite) alteration” is present in porphyritic andesite. It is not clear that this is secondary biotite.

The hole did not intersect any mineralization of interest.

Cerro Amata Zone: DDH AM-01 Az: 160°, Dip -70°, 500.15m.

There are high arsenic and mercury grades in both oxide and sulfide facies.

The target was a body of strongly silicified hydothermal breccia hosting the largest and highest-grade silver anomaly on the property. The breccia may in part be a diatreme (i.e., an intrusive breccia).

Hydrothermal breccia was intersected to 421 metres, and andesite porphyry below that point. Alteration in the breccia is silicification and advanced argillic. In the andesite, advanced argillic alteration, with pyrophyllite, predominates. Oxidation extends to 309m, indicating a high level of permeability in the breccia.

Silver grades average 31.7 ppm in the oxide zone, with 105 ppb gold (from surface to 317.8 metres). Arsenic and mercury grades in the same interval average 2045 ppm and 14 ppm, respectively. Below the base of the oxide zone, silver grades become more erratic and Cu-As grades increase as enargite begins to appear. Below the breccia contact, base and precious grades are negligible.

Cerro Amata Zone: DDH AM-02 Az: 023°, Dip -60°, 568.0m.

The hole was intended to extend the hydrothermal breccia intersected in AM-01.

The hole cut hydrothermal breccia to 52.6m, then entered a sequence of andesite porphyry with short intervals of breccia, 5-20m in extent. The geology is quite different from AM-01, despite the fact that the two holes were collared only 117m apart. Alteration is quite variable, but is dominated by silicification and advanced argillic facies. Argillic alteration increases below 410m but silicified intervals persist to the bottom of the hole. In general, the breccia intervals are silicified.

This is the most strongly copper-mineralized hole drilled by Rio Tinto, but the copper mineralization is enargite, a copper-arsenic sulfide. Consequently, there are very high levels of arsenic; mercury is also abundant.

The intervals above are parts of a 100.25 -metre intersection averaging (208-308.25m):

Au ppb	Ag ppm	Cu ppm	As ppm	Pb ppm	Hg ppm
156	19.5	11124	3986	722	6.4

Cerro Amata Zone: DDH AM-03 Dip -90°, 443.5 m.

The Rio Tinto summary report does not state Rio Tinto’s reason for drilling this hole. The hole intersected andesite porphyry, pyroclastics, and agglomerate, mainly affected by clay alteration. Silicification is restricted to a few intervals less than 25m long. The hole is very weakly mineralized.

Cerro Amata Zone: RCH AM-04 Dip -90°, 244.1 m.

There is an interval of anomalous silver (13.1 ppm), with relatively low copper, arsenic and mercury grades, from 126 – 244 metres.

The target was an AMT (high-resistivity) anomaly that was interpreted to be the extension of the high-grade Cu-As zone intersected in AM-02. The hole was collared in deep overburden 20m away from a strongly silicified crag of crystal tuff. The apparent strategy was to explore for a sub-horizontal body of Ag-Au mineralization adjacent to the vertically-dipping Cerro Amata East outcrop.

The first 126m of the hole cut argillized andesite porphyry. At 126 metres, the hole entered silicified andesite (tuff), similar to the adjacent outcrop.

There is no important mineralization in the upper 126 metres of the hole. From 126 to 244.1 metres (118.1 metres), the grades average 13.1 ppm Ag, 0.047 ppm Au, and 1170 ppm Cu.:

Cerro Amata Zone: RCH/DDH AM-05 Az: 145°, Dip -80°, 421.05 metres.

The hole was drilled to test for a low-As extension of the Cu-As intersection in AS-02. It was collared in clay-altered andesite and was drilled parallel to the obvious contact between the strongly silicified rock of the Cerro Amata butte (cliff-forming), and the recessive argillic-altered volcanics to the west and southwest. The apparent strategy was to explore for a sub-horizontal body of Ag-Au mineralization adjacent to the vertically-dipping Cerro Amata East outcrop.

The hole could also have been drilled 090° or 100° towards the subvertical wall of silicified rock adjacent to the collar. There is a surface sample that assayed 75 ppm Ag, located 45m from the drill hole collar. The hole intersected clay-altered and weakly-silicified andesite to 248m, then cut silicified andesite and “vuggy” silica to 391.5m, and then passed back into clay alteration.

The section from surface to 248m has no mineralization of interest. The silicified section from 248-391.5m has weakly anomalous Ag, Au, and Cu mineralization, with a stronger 13.3m interval near the lower contact. This section grades 3.18 ppm Ag and 0.43 ppm Au.

A 2-metre silver intersection from 405.5-407.5m grades 783 ppm silver and 1380 ppm Cu.

Tacune Zone: DDH TN-01: Az 180°, Dip -70°, 445.80 m.

This hole has some intervals of anomalous copper, with relatively low arsenic and mercury grades. The target was a zone of quartz-sulfide veins in the bottom of the Tacune valley; these veins contain low-grade Cu-Mo-Au mineralization. The hole was drilled down a fault zone in the axis of the Tacune valley. The hole cut clay-altered andesite, with a few silicified intervals 5-20m long. The best copper intersection is from 37.1 metres to 72.7 metres (35.6 metres) and grades 1951 ppm Cu, 4.5 ppm Ag, and 0.063 ppm Au.

Tacune Zone: DDH TN-02: Az 210°, Dip -70°, 367.45m.

Drilled about 550m SE of TN-01, this hole tested a zone of surface molybdenum and copper sulfate mineralization. The zone has no quartz veining. The hole cut “andesite” (fine-grained tuff) to 250m, then entered a sequence of intercalated andesite and dacite porphyry. Alteration is mainly argillic with a few zones of silicification and vuggy silica.

The best-mineralized interval graded 0.09% Mo over 3.95m, from 28.25 – 32.2 metres. The highest gold and silver grades in the hole are 45 ppb and 0.34 ppm, respectively.

Tacune Zone: DDH TN-03: Dip -90°, 524.85m.

The hole intersected some enargite (Cu-As) mineralization, similar to that in TQ-02, AM-01 and AM-02. The hole was drilled to explore for a postulated body of porphyry below overlying andesite volcanics. The first 372 metres was drilled by reverse corculation methods, and the hole was completed with diamond drilling.

Andesite porphyry with intercalated tuff gives way at 302 metres to dacite porphyry with andesite and andesite tuff. Silicification predominates to 370 metres, with intermediate argillic alteration and weak potassic alteration at depth.

The highest-grade copper intersection obtained is in silicified and drusy silica-altered andesite. Minor enargite is noted in the Rio Tinto logs, but no other copper minerals. The best copper intersection is from 170 metres to 216 metres (46 m) and grades 3594 ppm Cu, 4.68 ppm Ag, 0.028 ppm Au, and 1660 ppm As. This interval includes the highest Ag-Cu-As intersection obtained, from 208 – 210 metres; the grades are 1.26% Cu, 19.85 ppm Ag, 0.027 ppm Au, and 0.502% As. The copper mineralization is enargite.

Palcamayo Zone: DDH PA-01 Az: 275°, Dip -77°, 321.25 metres.

The hole was drilled west across the middle of an “H” shaped silicified zone. Surface samples in the target area contained little Ag or Au. The hole cut leached, oxidized, silicified pyroclastic rocks and andesite porphyry to 189 m, then entered argillic alteration. Fresh rock (“propylitic”) appears at 250m.

There is a hint of secondary Cu and Ag enrichment at the oxide-sulfide interface. The upper part of the oxide zone contains only 0.06 ppm silver, but the grade jumps to 26.9 ppm right at the base of the oxide zone. Copper also appears to be leached in the first 130m of the hole (26 ppm), but Cu grades increase below the leached “cap”. There is an interval of remarkably uniform Cu grades (300-350 ppm) in the first 17 metres of the sulfide zone (193-210 metres), then the Cu grades become erratic. If it exists, the degree of Ag or Cu enrichment appears to be low. The best silver grade interval is in clay-altered fine-grained andesite, a relatively impermeable rock at the base of the leached, permeable “cap”, from 189.1 -197 metres. The average silver grade of this interval is 13.2 ppm.

Sampling Method and Approach

More than 70 of the Rio Tinto rock geochemical sample sites on the Amata property were examinined. All but a few of the sites were clearly marked with red numbers painted on a white background. The actual sample locations were evidenced by broken or chipped rock. In most cases, the Rio Tinto samples appeared to be composites of five to ten large rock fragments or chips taken within a three metre radius of the painted marker.

The 1,484 Norsemont samples taken in March, April and May 2006 included channel, chip, and panel samples. Channel samples are continuous samples cut as a groove or channel, to obtain a non-biased grade for the interval sampled. Chip samples consist of ten to fifty rock chips, each collected at a spacing of ten to thirty centimetres over a linear sample interval (typically two metres to five metres long). Panel samples are collected in the same way as linear chip samples, but within a square or rectangular area, typically one metre by one metre, to three metres by three metres. The linear chip and panel samples are non-continuous exploration samples and provide an approximate measurement of the grade of the sample interval. The grades obtained from these samples are not necessarily a true and accurate representation of the metal content of the sample interval.

Sample Preparation, Analyses and Security

The sample preparation, analyses, and security measures taken by Rio Tinto are not known.

The samples taken in March and April 2006 by Norsemont Mining Inc. were placed in heavy plastic sample bags at each sample site. The sample bags were marked with the sample number and included a waterproof sample tag bearing the sample number. The bags were closed with twine. At the end of each day, the samples were placed in woven polypropylene sacks that were sealed with nylon ties. The shipment sacks were numbered and addressed for shipment to ALS Peru.

The samples taken between March to May 2006 by Norsemont Mining Inc. were shipped to ALS Peru in Callao, Peru. At the ALS Peru facility, the samples were prepared for analysis using the ALS Peru “PREP-31” procedure, and fire assayed for gold using the ALS Peru “Au-AA23” procedure. Pulp sub-samples were shipped to the ALS Chemex laboratory in Vancouver, B.C. for 27-element ICP-AES analysis using the ALS Chemex “ME-ICP61m” procedure. The ICP analyses included silver, copper, lead, zinc, arsenic, antimony, mercury, and twenty additional elements. “Overlimit” analyses for lead (>10,000 ppm) and silver (>100 ppm) were done using the ALS Chemex “Pb-AA62” and “Ag-AA62” procedures. ALS Chemex is registered in Peru and Canada under ISO-9001 2000.

The Norsemont samples taken between March to May 2006 were temporarily stored in a secure facility in the town of Puquina. Every three to seven days, shipments of 500-600 kg (125-150 samples) were taken by a Norsemont geologist (Leonidas Valencia) by truck to the ALS Peru shipment office in Arequipa where they were shipped directly to ALS Peru in Callao in ALS Peru-contracted trucks.

Data Verification

No formal program of verification for the data reported by Rio Tinto has been undertaken by Norsemont Mining Inc. Diamond drill core from the Rio Tinto drilling programs of 2002-2003 is now stored off the Amata property in the town of Puquina. Certain sections of drill holes AM-01, AM-02, AM-04, HU-01, CY-01, CY-02, TQ-01, and TQ-02 were examined. The core is stored indoors, in stout wooden boxes, and is in good order. The sample intervals and sample numbers are clearly marked.

More than fifty of the Rio Tinto rock geochemical sample sites on the Amata property were examined. All but two of the sites were clearly marked with red numbers painted on a white background. The actual sample locations were evidenced by broken or chipped rock. In most cases the Rio Tinto samples appeared to be composites of five to ten large rock fragments or chips taken within three metres of the painted marker.

Mineral Processing and Metallurgical Testing

There is no record of any metallurgical testwork undertaken by Rio Tinto. No metallurgical test work has been conducted by Norsemont Mining Inc.

Mineral Resource and Mineral Reserve Estimates

The Amata property has no known mineral reserves or resources.

Work Programs

Phase I

(1)

Conduct an airborne reconnaissance of the remote northeastern half of the property (east of 280,000E). The only area here that was sampled in detail by Rio Tinto is Cerro Apacheta, due east of the hamlet of Palcamayo; the results were of no interest (152 samples, average grade 8 ppb Au and 0.89 ppm Ag) . If no other signs of hydrothermal alteration are apparent, the eastern half of the property could be allowed to lapse, thus saving $15,000 per year in property fees.

(2)

Conduct mineralogical studies and metallurgical testwork (bottle-roll cyanide tests) of the silver-bearing oxidized rocks of the Huertas, Cerro Amata, and Cerro Amata East areas. It would be prudent to have an idea of the potential silver recovery from oxide ore before investing in further exploration .

(3)

Conduct mineralogical studies and a metallurgical assessment of the enargite- sulfosalt mineralization in drill holes AM-02 and TQ-02. This is a precautionary step to evaluate the economics of this type of mineralization. There is no documented metallurgical opinion available at this time.

Phase II

(1)	If step (2) in Phase I produces satisfactory results, complete detailed follow-up sampling and mapping of the highest grade targets at Cerro Amata.

(2)	Using a man -portable drill to allow access to strategic sites, test the highest-grade mineralization at Cerro Amata and Cerro Amata East.

ITEM 4A.        UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.        OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of the financial condition, changes in financial condition and results of operations of the Company as at December 31, 2006, June 30, 2006 and 2005, for the six months ended December 31, 2006 and 2005 for its last three fiscal years ending June 30, 2006, 2005 and 2004, should be read in conjunction with the consolidated financial statements of the Company and related notes included herein. Unless expressly stated otherwise, all references to dollar amounts in this section are to Canadian dollars.

A reconciliation of the financial statements to U.S. GAAP is set forth in Note 12 of the audited June 30, 2006, 2005 and 2004 consolidated financial statements and Note 13 of the unaudited consolidated financial statements for the six months ended December 31, 2006 and 2005 included herein and at Part III – Item 17. Refer to Note 12 of the annual audited consolidated financial statements and Note 13 of the unaudited interim consolidated financial statements for an itemized discussion and analysis of the material measurement differences between Canadian GAAP and U.S. GAAP.

5.A.        Operating Results

A comparison of the results of operations for the six months ended December 31, 2006 and 2005 is as follows:

Six months ended December 31, 2006 compared with six months ended December 31, 2005

The Company changed its mineral property accounting policy and made adjustments related to its accounting for stock-based compensation as follows:

(1)	Mineral properties change in accounting policy:

The Company changed its accounting policy for mineral property exploration expenditures in its quarter ended December 31, 2006 . Prior to September 30, 2006, mineral property acquisition and exploration expenditures were capitalized on a property by property basis. The Company is in the process of filing a registration statement on Form 20-F with the Securities and Exchange Commission in the United States. As a result, in order to minimize the differences between Canadian and US GAAP, the Company changed its policy, on a retroactive basis, to expense, as incurred, exploration expenditures, periodic option payments related to mineral properties and administrative and land use costs incurred prior to commercial feasibility of mining operations being established. Mineral property acquisition expenditures continue to be capitalized. As a result of this change, deficit as at June 30, 2006 increased by $5,439,750 (June 30, 2005 - $582,793) and net loss increased by $2,451,223 for the six months ended December 31, 2005 and by $1,337,153 for the three months ended December 31, 2005 and mineral property costs decreased by $5,439,750 at June 30, 2006 all as compared to amounts previously reported.

(2)	Adjustment related to accounting for stock-based compensation:

The Company has restated its consolidated financial statements for the six months ended December 31, 2005 and for the year ended June 30, 2005 as previously presented to reflect corrections related to the recognition of compensation expense for stock options granted to directors, officers, employees and non- employees of the Company. As a result of this restatement, deficit as at June 30, 2006 increased by $133,406 (June 30, 2005 - $133,406), net loss increased by $2,280,689 for the six months ended December 31, 2005 and contributed surplus increased by $177,626 at June 30, 2006 all as compared to amounts previously reported.

The combined effect of (1) and (2) above was to increase the net loss for the six months ended December 31, 2005 by $4,731,912 to $6,035,449 and net loss per share increased by $0.23 to $0.30 per share.

During the six month period ended December 31, 2006, the Company reported a loss of $6,566,546 or $0.26 per share compared to a loss of $6,035,449 or $0.30 per share during the same period in the prior fiscal year, representing an increase in loss by $531,097. The increase in loss was primarily attributable to increases in general and administrative expenses of $257,348 and mineral property exploration expenditures incurred of $1,792,919 offset by a decrease in stock-based compensation of $1,368,003 and an increase in other items of $151,167.

Other items comprised of a gain on sale of investments of $146,651 and interest and other income of $27,220 for the six months ended December 31, 2006. Other items during the same period in the prior fiscal year consisted of interest income of $22,704.

As a result of the Company’s change in its accounting policy with respect to mineral property exploration expenditures, the Company expensed exploration costs as incurred of $4,271,123 during the six month period ended December 31, 2006, compared to $2,478,204 during the same period in the prior year. Of the $4,271,123 of exploration costs incurred during the period, $4,246,309 was spent on the Constancia property, consisting of option payments of $341,940 and exploration and related costs of $3,904,369 while $24,814 in exploration costs was spent on the Amata property. Continued strong precious metal and base metal prices and the Company’s ability to attract investors have allowed the Company to fund additional exploration activity during 2006 relative to 2005.

The Company’s asset retirement obligation consists of reclamation and closure costs for its Constancia property. The present value of the obligation relating to this property is currently estimated at $150,000 which has been recorded on the balance sheet at December 31, 2006 and mineral property exploration expenditures expensed as incurred for the six months ended December 31, 2006. Significant reclamation and closure activities include land rehabilitation, demolition of buildings, ongoing care and maintenance and other costs.

The Company recognizes compensation expense for all stock options granted using the fair value based method of accounting and recognized over the vesting period. Any cash paid on the exercise of stock options is added to the stated value of common shares. Stock-based compensation decreased by $1,368,003, from $2,692,980 during the period ended December 31, 2005 to $1,324,977 during the period ended December 31, 2006. The decrease in stock-based compensation resulted primarily from a decrease in the weighted average fair value of options granted during the period by $1.78, from $2.69 per option during the period ended December 31, 2005 to $0.91 per option during the period ended December 31, 2006.

General and administrative expenses excluding stock based compensation and mineral property exploration expenditures increased by $257,348, from $886,969 during the period ended December 31, 2005 to $1,144,317 during the period ended December 31, 2006. The increase in general and administrative expenses primarily resulted from increases in amortization of $22,559, interest and bank charges of $5,005, management fees of $27,000, office rent and administration of $31,625, professional fees of $124,957 and wages and benefits of $226,071 offset by decreases in advertising, promotion and travel of $60,353, consulting fees of $4,765 and regulatory, transfer agent and shareholder information of $75,769 and increases in foreign exchange gain of $39,982.

The increase in amortization by $22,559 during the six months ended December 31, 2006 resulted from the purchase of various computers, equipment and furniture and leasehold improvements for both the corporate offices in Vancouver and Peru.

The Company’s reporting currency is the Canadian dollar while it conducts a major part of its business in US dollars and Peruvian New Sol. As a result, the Company incurred foreign exchange gain of $39,982 during the six month period ended December 31, 2006. No foreign exchange gain or loss was recorded during the same period in the prior fiscal year as exploration and administrative operations in Peru commenced in the latter part of the prior fiscal year.

Management fees increased by $27,000 during the six month period ended December 31, 2006 due to an increase in monthly fees paid to the Company’s CEO of $4,500 pursuant to a management services agreement dated July 1, 2006.

The increase in office, rent and administration by $31,625 during the six month period ended December 31, 2006 was a result of the Company’s signing of a lease agreement for its office premises in Vancouver for $8,100 per month and another lease agreement for its office premises in Lima, Peru for US$1,200 per month. The Company also incurred other expenses such as liability insurance, equipment and computer maintenance, telephone and internet, printing and supplies.

The increase in professional fees by $124,957 during the six month period ended December 31, 2006 was a result of increased accounting and audit fees paid or accrued to the new auditors of the Company for audit performed and other related matters and various legal and accounting costs of $28,000 incurred by Norsemont Peru. In addition, effective July 1, 2006, the Company paid monthly fees of $10,000 to the Company’s Chief Financial Officer.

Wages and benefits and directors’ fees increased by $226,071 during the six month period ended December 31, 2006, which comprised of $129,860 paid in Peru and $123,324 paid in Vancouver. The increase in wages and benefits and directors’ fees paid in Peru was a result of an employment agreement entered into by the Company with the President and director of the Company. The President is in charge of the over-all management of the Company’s exploration projects in Peru. In addition, there was an increase in finance and administrative staff in Peru in support of its increasing corporate and exploration operations. No such fees or expenses were incurred in the same period in the prior fiscal year as Norsemont Peru was not established then. The increase in wages and benefits and directors’ fees in the Vancouver office was a result of an increase in middle and senior management staffing to provide more strength and support across the Company's executive teams. The Company paid $27,113 for wages in the Vancouver office for the same period in the prior fiscal year.

Advertising, promotion and travel decreased by $60,353 during the six months ended December 31, 2006 due to the Company’s active participation in various mining conferences and road shows during the same period in the prior fiscal year.

The decrease in consulting fees by $4,765 during the six months ended December 31, 2006 was a result of various due diligence carried out by the Company during the same period in the prior fiscal year in relation to potential property acquisitions and various corporate opportunities.

During the period, the Company did not enter into agreements to acquire interests in resource properties and related private placement financings. Hence, there was a decrease in regulatory, transfer agent and shareholder information of $75,769 during the six months ended December 31, 2006. In addition, shareholder information costs decreased as a result of fees paid during the same period in the prior fiscal year to various media publishers for increased investor awareness.

Comparisons of the results of operations for the fiscal years ended June 30, 2006 and 2005 are as follows:

Fiscal Year ended June 30, 2006 compared with fiscal year ended June 30, 2005

The focus of operations for the fiscal year ended June 30, 2006 shifted from the restructuring efforts of the previous years to the management of exploration and development. The Company incorporated its wholly-owned subsidiary, Norsemont Peru S.A.C. As the Company is focused in Peru, the opening of offices in Lima and Cuzco were also required to coordinate activities on the Constancia project.

The Company changed its mineral property accounting policy and made adjustments related to its accounting for stock-based compensation as follows:

(1)	Mineral properties change in accounting policy:

The Company changed its accounting policy for mineral property exploration expenditures in its quarter ended December 31, 2006. Prior to October 1, 2006, mineral property acquisition and exploration expenditures were capitalized on a property by property basis. The Company is in the process of filing a registration statement on Form 20-F with the Securities and Exchange Commission in the United States. As a result, in order to minimize the differences between Canadian and US GAAP, the Company changed its policy, on a retroactive basis, to expense, as incurred, exploration expenditures, periodic option payments related to mineral properties and administrative and land use costs incurred prior to commercial feasibility of mining operations being established. Mineral property acquisition expenditures continue to be capitalized. As a result of this change, deficit as at June 30, 2006 increased by $5,439,750 (2005 - $582,793), net loss increased by $4,856,957 for the year ended June 30, 2006 (2005 - $577,792; 2004 - ($81,579)) and mineral property costs decreased by $5,439,750 at June 30, 2006 to $99,392 and by $582,793 at June 30, 2005 to $nil.

(2)	Adjustment related to accounting for stock-based compensation:

The Company has restated its consolidated financial statements for the year ended June 30, 2005 as previously presented to reflect a change related to recognition of compensation expense for stock options granted to directors, officers, employees and non- employees of the Company. As a result of this restatement, deficit as at June 30, 2006 and 2005 and net loss for the year ending June 30, 2005 increased by $133,406 and contributed surplus increased by $177,626 as at June 30, 2006 and 2005 all as compared to amounts previously reported . This change also increased loss per share reported for the year ended June 30, 2005 to $0.05 per share from the $0.04 per share previously reported.

The combined effect of (1) and (2) above was to increase the net loss for the year ended June 30, 2005 by $711,198 to $1,325,764 and the net loss per share increased by $0.05 to $0.09 per share.

During the year ended June 30, 2006, the Company reported a loss of $9,991,117 or $0.45 per share compared to a loss of $1,325,764 or $0.09 per share during the same period in the previous year, representing an increase in loss by $8,665,353. The increase in loss was primarily attributable to increases in stock-based compensation of $2,988,267, mineral property exploration expenditures expensed as incurred of $4,277,930 and general and administrative expenditures of $1,563,223 partially offset by an increase in other items of $164,067. The over-all increase in loss was mainly due to the Company’s expansion of operations, particularly the commencement of corporation and exploration operations in Peru during the year. In addition, there was an increase in expenditure levels resulting from the Company’s reorganization, property acquisitions, establishment of offices in Lima, Peru and increase in personnel.

Other items comprised of a gain on sale of short-term investments of $61,805 and interest and investment income of $108,015 for the year ended June 30, 2006. Other items during fiscal 2005 consisted of interest income of $5,753.

As a result of the Company’s change in its accounting policy with respect to mineral property exploration expenditures, the Company expensed exploration costs as incurred of $4,812,349 during the year ended June 30, 2006, compared to $534,419 during the prior fiscal year. Of the $4,812,349 of exploration costs incurred during the year, $4,575,476 was spent on the Constancia property, consisting of option payments of $1,270,735 and exploration and related costs of $3,435,721 while $233,513 was spent on the Amata property. Continued strong precious metal and base metal prices and the Company’s ability to attract investors have allowed the Company to fund additional exploration activity during 2006 relative to 2005.

The Company recognizes compensation expense for all stock options granted using the fair value based method of accounting and recognized over the vesting period. Any cash paid on the exercise of stock options is added to the stated value of common shares. Stock-based compensation increased by $2,988,267 during the year ended June 30, 2006, as a result of stock-based compensation of $3,272,777 recorded during the year as compared to $284,510 recorded during the prior fiscal year.

General and administrative expenses increased by $1,563,223, from $512,588 in fiscal 2005 to $2,075,811 in fiscal 2006. The increase in administrative expenses resulted from increases in advertising, promotion and travel of $796,047, amortization of $32,697, consulting fees of $302,861, management fees of $38,200, office, rent and administration of $86,958, professional fees of $144,388, regulatory, transfer agent and shareholder information of $94,058 and wages and benefits and Directors’ fees of $77,548, partially offset by a decrease in loan finance fee of $20,000.

The increase in advertising, promotion and travel of $796,047 was a result of several mining conferences attended and road shows arranged by the Company’s Directors, officers and consultants, fees paid to various media publishers for publications in resource magazines and newsletters for increased investor awareness, and fees paid for corporate profiles created for shareholder information and maintenance of the Company’s website. In addition, the Company’s Directors, officers and consultants incurred travel expenses during the evaluation of potential property acquisitions as well as various travels to existing properties in Peru.

The increase in amortization of $32,697 was a result of various computers and furniture purchased during the year and leasehold improvements for the new corporate offices in Vancouver and Lima, Peru.

The increase in consulting fees of $302,861 was the result of various consulting agreements entered into by the Company with various consultants and contractors. The Company also paid fees to various parties in connection with the evaluation of potential acquisitions and ongoing review of various corporate opportunities.

Management fees increased by $38,200 due to increases in fees paid to the Company’s CEO. The increase in office, rent and administration of $86,958 was a result of the Company’s signing of a lease agreement for its office premises in Vancouver for $8,100 per month and another lease agreement for its office premises in Lima, Peru for US$1,200 per month. The Company also incurred other expenses such as liability insurance, equipment and computer maintenance, telephone and internet, printing and supplies.

Professional fees increased by $144,388 as a result of increased corporate activity and additional audit accruals arising from the Company’s change of auditors.

Regulatory, transfer agent and shareholder information increased by $94,058 due to fees paid to the Exchange for the Company’s filings of resource property acquisition agreements and private placement financings. Shareholder information costs increased as a result of fees paid to various media publishers for increased investor awareness and wide distribution of the Company’s press releases.

Wages and benefits and Directors’ fees increased by $77,548 as a result of administrative and support staff hiring for the Company’s mining office in Lima, Peru.

Fiscal Year ended June 30, 2005 compared with fiscal year ended June 30, 2004

The Company changed its accounting policy for mineral property exploration expenditures in its quarter ended December 31, 2006. Prior to October 1, 2006, mineral property acquisition and exploration expenditures were capitalized on a property by property basis. The Company is in the process of filing a registration statement on Form 20-F with the Securities and Exchange Commission in the United States. As a result, in order to minimize the differences between Canadian and US GAAP, the Company changed its policy, on a retroactive basis, to expense, as incurred, exploration expenditures, periodic option payments related to mineral properties and administrative and land use costs incurred prior to commercial feasibility of mining operations being established. Mineral property acquisition expenditures continue to be capitalized. As a result of this change, deficit as at June 30, 2005 increased by $582,793 (2004 - $5,001), net loss increased by $577,792 for the year ended June 30, 2005 and decreased by $81,579 for the year ended June 30, 2004 and mineral property costs decreased by $582,793 at June 30, 2005 to $nil and by $5,001 at June 30, 2004 all as compared to amounts previously reported.

During the year, the Company reported a loss of $1,325,764 or $0.09 per share compared to a loss of $166,139 or $0.01 per share during the same period in the previous year, representing an increase in loss by $1,159,625. The increase in loss was primarily attributable to a general increase in expenditures resulting from the Company’s reorganization and mineral property acquisitions.

Other items during fiscal 2005 comprised of interest income of $5,753. Other items during fiscal 2004 consisted of a gain on settlement of debt of $36,995.

General and administrative expenses for the year increased by $1,128,383, from $203,134 in fiscal 2004 to $1,331,517 in fiscal 2005. The increase in general and administrative expenses resulted from increases in stock-based compensation of $234,755, advertising, promotion and travel of $28,005, amortization of $1,089, consulting fees of $49,478, loan finance fee of $20,000, management fees of $117,300, mineral property exploration expenditures of $515,559, office, rent and administration of $54,664, professional fees of $43,068, regulatory, transfer agent and shareholder information of $51,564 and wages and benefits of $32,845, partially offset by a decrease in interest and bank charges of $10,781.

The Company recorded aggregate stock-based compensation expense of $284,510 (2004 - $49,755) for stock options granted to Directors, officers, employees and consultants.

The increase in advertising, promotion and travel of $28,005 was a result of several mining conferences attended and road shows arranged by the Company’s Directors, officers and consultants and travel expenses incurred by Directors, officers and consultants during the evaluation of potential property acquisitions.

The increase in consulting fees of $49,478 was a result of fees paid to various parties in connection with the evaluation of potential acquisitions and ongoing review of various corporate opportunities.

Management fees increased by $117,300 due to increases in fees paid to two Directors of the Company.

As a result of the Company’s change in its accounting policy with respect to mineral property exploration expenditures, the Company expensed exploration costs as incurred of $534,419 during the year ended June 30, 2005, compared to $18,860 during the prior fiscal year. Of the $534,419 of exploration costs incurred during the year, $455,560 was spent on the Constancia property, consisting of option payments of $405,118 and exploration and related costs of $50,442 while $78,012 was spent on the Joss’alun property consisting of option payments of $29,000 and exploration costs of $49,012.

The increase in office, rent and administration of $54,664 was a result of expenses incurred in connection with the Company’s restructuring plan and reactivation of its tier status with the Exchange. In addition, the Company needed a larger Vancouver office headquarters and signed a new lease for $5,000 per month.

Professional fees increased by $43,068 due to legal fees incurred in relation to property acquisition agreements and private placement financings.

Regulatory, transfer agent and shareholder information increased by $51,564 due to fees paid to the Exchange for the Company’s filings of resource property acquisition agreements and private placement financings. Shareholder information costs increased as a result of fees paid to various media publishers for increased investor awareness and wide distribution of the Company’s press releases.

Wages and benefits and Directors’ fees increased by $32,845 as a result of administrative and support staff hiring for the corporate office. No such expenses were incurred in the prior fiscal year.

5.B.        Liquidity and Capital Resources

The Company reported working capital of $5,588,955 at December 31, 2006, $10,307,694 at June 30, 2006 and $2,381,707 at June 30, 2005. As at December 31, 2006, the Company had net cash on hand of $1,658,954, $681,944 at June 30, 2006 and $2,414,242 at June 30, 2005. Financing for the Company’s operations was funded primarily from exercises of options and warrants and non-brokered private placements carried out during the year ended June 30, 2006 of 3,500,000 units at $4.00 per unit for gross proceeds of $14,000,000 and during the year ended June 30, 2005 of 600,000 units at $0.20 per unit for gross proceeds of $120,000, 880,000 units at $0.25 per unit for gross proceeds of $220,000 and 3,985,878 units at $0.80 per unit for gross proceeds of $3,188,703. See below a full description on each of the private placements carried out during fiscal 2005 and 2006.

As at December 31, 2006, the Company has working capital of $5,588,955 which is sufficient to meet its commitments towards the Constancia property, such as option payments in cash of US$900,000 and minimum exploration expenditures of US$1,300,000 for the next 12 months. In addition, the Company has sufficient funds to meet its lease commitments of $125,900 and anticipated overhead and general and administrative expenditures of approximately $1,800,000 over the next 12 months.

As at December 31, 2006, the Company has expended a total of $9,514,514 on the Constancia property. The Company has met the minimum required exploration expenditures as at December 31, 2006 of US$1,500,000, cash option payments of US$1,000,000 and issuance of 500,000 common shares to Rio Tinto.

Financing for the Company’s operations was funded primarily from various share issuances through private placements and exercises of options and warrants. The Company has and may continue to have capital requirements in excess of its currently available resources. In the event the Company’s plans change, its assumptions change or prove inaccurate, or its capital resources in addition to projected cash flow, if any, prove to be insufficient to fund its future operations, the Company may be required to seek additional financing. Although the Company has been successful in raising the above funds, there can be no assurance that the Company will have sufficient financing to meet its future capital requirements or that additional financing will be available on terms acceptable to the Company in the future.

The Company is in the process of acquiring and exploring its interests in resource properties and has not yet determined whether these properties contain mineral deposits that are economically recoverable. The recoverability of expenditures incurred to earn an interest in these resource properties are dependent upon the existence of economically recoverable reserves, securing and maintaining title and beneficial interest in the properties, obtaining necessary financing to explore and develop the properties, and upon future profitable production or proceeds from disposition of the resource properties.

Current assets excluding cash at June 30, 2006 increased by $10,187,822, from $13,155 at June 30, 2005 to $10,200,977 at June 30, 2006. The increase in current assets is attributable to increases in short-term investments of $10,095,300, receivables of $25,939 and prepaid expenses of $66,583.

Current liabilities as at June 30, 2006 increased by $529,537, from $45,690 at June 30, 2005 to $575,227 at June 30, 2006. The increase in current liabilities is mainly attributable to an increase in accounts payable and accrued liabilities of $513,248 as a result of outstanding payables to various exploration vendors.

The Company may earn up to 70% of the Constancia property by way of project expenditures, cash payments and the issuance of common stock. Mitsui Mining retains a 30% interest in the project. As at June 30, 2006, the Company incurred mineral property exploration expenses of $5,206,236 on the Constancia property, of which an aggregate of $4,706,456 was incurred during the year ended June 30, 2006, which comprised of options payments in cash of $525,735, in shares of $745,000 and exploration expenses of $3,435,721. As at December 31, 2006, the Company incurred mineral property exploration expenses of $9,514,514 on the Constancia property, of which $4,308,278 was incurred during the six months ended December 31, 2006, which consisted of option payments of $341,940 and exploration expenses of $3,966,338.

The Company also has a 100% interest in 13 mineral properties known as the Amata project. During the year ended June 30, 2006, the Company incurred mineral property exploration expenses of $233,513 and capitalized acquisition costs of $99,392 on the Amata property. During the three months ended December 31, 2006, the Company incurred exploration expenses of $24,814 on the property.

Net changes in non-cash working capital balances generated $420,726 of cash for the year ended June 30, 2006, decreasing cash utilized in operating activities to $1,450,579. During the prior year, net changes in non-cash working capital balances utilized $40,148 of cash, increasing cash utilized in operating activities to $934,413.

During the year ended June 30, 2006, the Company invested $10,095,300 in short-term investments and utilized $230,193 for the purchase of furniture and equipment and leasehold improvements. During the prior year, the Company utilized $98,911 as a deposit on mineral properties and utilized $26,450 of cash for the purchase of office equipment.

During the year ended June 30, 2006, the Company raised net cash of $14,094,834 as follows:

1.        The Company completed a non-brokered private placement of 3,500,000 units at $4.00 per unit for gross proceeds of $14,000,000. Each unit consists of one common share and one-half of one common share purchase warrant. Each whole common share purchase warrant entitles the holder to acquire one additional common share at an exercise price of $4.75 per common share for a period of two years expiring January 19, 2008. If the closing price of the Company’s shares is $6.00 or higher for 10 consecutive trading days, the Company may give notice of an accelerated expiry date. The Company paid $1,120,000 and issued 350,000 common share purchase warrants exercisable at a price of $4.75 per share for a period of two years expiring January 19, 2008, as finder’s fees to individuals located outside the U.S. on this private placement.

2.        1,490,403 common shares were issued for gross cash proceeds of $1,135,330 upon the exercise of warrants.

3.        494,850 common shares were issued for gross cash proceeds of $130,946 on exercise of options.

During the prior fiscal year ended June 30, 2005, the Company raised net cash of $3,426,082 as follows:

1.        The Company completed a non-brokered private placement of 600,000 units at $0.20 per unit for gross proceeds of $120,000. Each unit consists of one common share and one common share purchase warrant. Each common share purchase warrant entitled the holder to acquire an additional common share at an exercise price of $0.30 for a period of one year, which expired August 13, 2005. The Company paid $3,050 and issued 17,500 units for finder’s fees to individuals located outside the U.S. on this private placement.

2.        The Company completed a non-brokered private placement of 880,000 units at $0.25 per unit for gross proceeds of $220,000. Each unit consists of one common share and one-half of one common share purchase warrant. Each whole common share purchase warrant entitled the holder to acquire an additional common share at an exercise price of $0.35 per common share for a period of one year, which expired November 17, 2005. The Company paid $3,341 and issued 10,300 units for finder’s fees to individuals located outside the U.S. on this private placement.

3.        The Company completed a non-brokered private placement of 3,985,878 units at $0.80 per unit for gross proceeds of $3,188,703. Each unit consists of one common share and one common share purchase warrant. Each common share purchase warrant entitles the holder to purchase an additional common share at $1.10 for a period of two years expiring May 16, 2007. If the closing price of the Company’s share is $2.00 or higher, for 20 consecutive days, the Company may give notice of an accelerated expiry date. The Company paid $201,601 for finder’s fees to individuals located outside the U.S. on this private placement.

The other sources of funds potentially available to the Company as at December 31, 2006 are through the exercise of 3,141,500 outstanding common share purchase warrants at a price of $1.10 per share which expire May 16, 2007, and 2,100,000 common share purchase warrants at a price of $4.75 per share which expire January 19, 2008 and an aggregate of 4,474,000 stock options with exercise prices ranging from $0.19 to $4.00 per share expiring between June 10, 2009 to December 10, 2011. However, there can be no assurance, whatsoever, that any of these outstanding exercisable securities will be exercised.

5.C.        Research and Development, Patents and Licenses, Etc.

Not applicable.

5.D.        Trend Information

The Company operates within the context of the exploration, development and mining industry. This industry involves substantial risk and is considered a highly cyclical industry. The Company’s current focus is primarily on the exploration of prospective precious metals properties and the development of such properties to a feasibility or pre-feasibility phase, and is, therefore, highly dependent on the raising of risk or venture capital by way of equity issuances to fund exploration activities.

The business of the Company is influenced by complex factors and competitive forces including commodity trends, inflation, interest rates, supply and demand of metals and minerals, as well as economic cycles and their respective expansion or contraction periods. Furthermore, the Company is especially dependent on the price of precious and base metals in the global commodities market. Strong precious and base metals prices make it substantially easier for the Company to raise funds by way of equity in the capital markets.

Average prices for precious metals have increased significantly since 2004. The average gold price for the year-to-date is US$602/oz. compared to US$430/oz in 2005. Copper is a commodity metal used extensively in the housing and automotive industries and accordingly, demand for copper varies directly with general economic conditions.

5.E.        Off Balance Sheet Arrangements

The Company does not have any off balance sheet arrangements.

5.F.        Contractual Obligations

The following table sets forth the Company’s contractual obligations as at December 31, 2006:

		Less			More
	Total	than 1 year	1-3 years	3-5 years	than 5 years
Contractual Obligations

Mineral property interests (1)	$4,000,000	400,000	$1,750,000	$1,850,000	$Nil
Exploration expenditures (1)	6,300,000	Nil	3,800,000	2,500,000	Nil
Lease commitments (2)	380,822	65,970	251,882	62,970	Nil

(1)	Option payments and exploration expenditures the Company is required to make in order to exercise its option to purchase an interest in the Constancia property; amounts in US dollars.

(2)	The Company has entered into lease agreements for its corporate office premises in Vancouver, B.C. and Lima, Peru.

ITEM 6.        DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A.        Directors and Senior Management

The following is a list of the Directors and senior officers of the Company, their municipalities of residence, their current positions with the Company and their principal occupations during the past five years. All of the Directors are residents of Canada.

Directors were elected at the last Annual General Meeting held on November 26, 2006 and/or appointed to fill any vacancy created on the Board of Directors, and serve until the next Annual General Meeting of Members, or until their successors are appointed. Officers are appointed by the Board of Directors and serve at the pleasure of the board.

Name, Date of Birth and Place of Residence	Position(s) with the Company	Principal Occupation During the Past 5 Years
Marc Levy DOB: May 25, 1969 Vancouver, British Columbia Canada	CEO & Director
CEO & Director of Norsemont Mining Inc. since March 23, 2004; President of the Company from March 23, 2004 to July 19, 2006.

Director of Alma Resources Ltd. since August 1, 2006; Director & President of Mosam Capital Corp. since February 1, 2006; President of Mosam Ventures Inc. since October 2004; Director of Sales of IP Applications from September 2000 to January 2004.

Name, Date of Birth and Place of Residence	Position(s) with the Company	Principal Occupation During the Past 5 Years
Robert Baxter DOB: April 23, 1959 Miraflores, Lima Peru	President & Director
President & Director of the Company since July 19, 2006.

Director of Mosam Capital Corp. since February 1, 2006; Director of Chariot Resources Ltd. since December 2002; Advisory Board member of Petaquilla Minerals Ltd. from April 2005 to March 2006; General Manager of Baxter Consultants Engineering from October 2000 to July 18, 2006; Business Development Coordinator of North Limited from November 1996 to September 2000.

Brian Kerzner DOB: May 4, 1960 Burnaby, British Columbia Canada	Director	Director of the Company since August 22, 2005. Director of Mosam Capital Corp. since February 1, 2006; President of Immaculate Confections Ltd. since October 1987.
Mark Alexander Jackson DOB: July 10, 1949 Montreal, Quebec Canada	Director	Director of the Company since March 15, 2006. President of Sentient Asset Management Canada Ltd. since October 2001.
Art Freeze DOB: June 15, 1949 Burnaby, British Columbia Canada	Director	Director of the Company since January 31, 2005. President of Stillwater Enterprises since June 1990; Consulting Geologist for Goldcorp Inc. since June 2002.
Joe Keane DOB: July 17, 1939 Sahuarita, Arizona USA	Director	Director of the Company since December 11, 2006. President of KD Engineering Co. Inc. from February 1982 to December 2006 .

Name, Date of Birth and Place of Residence	Position(s) with the Company	Principal Occupation During the Past 5 Years
Tony M. Ricci DOB: November 30, 1962 Burnaby, British Columbia Canada	Chief Financial Officer (“CFO”)
CFO of the Company since August 2, 2005; Director of the Company since October 19, 2006.

Chartered Accountant, Director & CFO of Keegan Resources Inc. since November 2005; CFO of Alma Resources Ltd. since April 2006; CFO of Altair Ventures Incorporated since November 2005; CFO of Mosam Capital Corp. since March 2006 .

Max Pinsky DOB: November 25, 1958 Burnaby, British Columbia Canada	Corporate Secretary
Secretary of the Company since August 2, 2005.

Member of the Law Society of British Columbia . Secretary of Mosam Capital Corp. since March 31, 2006; Secretary & Director of Cornerstone Industries International Inc. since February 2004; Garnet Point Resources Corp. since November 2003.

There are no family relationships between any of the Company’s Directors and senior officers. There are no arrangements or understandings with major shareholders, customers, suppliers or others, pursuant to which any person named above was selected as a Director or senior officer.

B.        Compensation

The aggregate amount of compensation paid by the Company during the fiscal year ended June 30, 2006, to all Directors and the Company’s officers, as a group, for services in all capacities was approximately $428,598 (2005 - $132,800; 2004 - $15,500).

The Company is required under applicable securities legislation in Canada, to disclose to its shareholders details of compensation paid to its Directors and officers. Set out below are particulars of compensation paid to the following persons (the "Named Executive Officers") under applicable Canadian securities laws during the three most recently completed fiscal years:

(a)	the Company’s CEO;

(b)	the Company’s CFO;

(c)

each of the Company’s three most highly compensated executive officers, other than the CEO and CFO, who was serving as an executive officer at the end of the most recently completed fiscal year and whose total salary and bonus exceeds $150,000 per year; and

(d)

any additional individuals for whom disclosure would have been provided under (c) but for the fact that the individual was not serving as an executive officer of the Company at the end of the most recently completed fiscal year .

The following information fairly reflects all material information regarding compensation paid to the Directors and Company’s officers, which information has been disclosed to the Company’s shareholders in accordance with applicable Canadian law.

The criteria used in determining the amount of executive officer compensation which is appropriate is based on an assessment of salaries paid for similar duties in the industry in which the Company is engaged.

Executive officers are entitled to participate in stock options granted by the Company. For additional information with respect to stock options granted to executive officers, please refer to “Item 6E – Stock Option Plan.”

As at June 30, 2006, the end of the most recently completed fiscal year of the Company, the Company had two Named Executive Officers, whose names and positions held within the Company are set out in the summary compensation table below.

Summary Compensation Table

Name and Principal Position of Named Executive Officer	Fiscal Year Ending	Annual Compensation			Long Term Compensation			All Other Compen- sation
		Salary	Bonus	Other Annual Compen- sation	Awards		Payouts
					Securities Under Options / SARs Granted	Restricted Shares or Restricted Share Units	LTIP Pay- Outs
Marc Levy (1) President, CEO & Director	2006 2005 2004	$117,000 $60,000 $15,000	Nil Nil Nil	Nil Nil Nil	210,000 195,000 260,000	Nil Nil Nil	N/A N/A N/A	Nil Nil Nil
Tony M. Ricci (2) CFO	2006 2005	$69,440 Nil	Nil Nil	Nil Nil	165,000 Nil	Nil Nil	N/A N/A	Nil Nil

(1)	Resigned as President on July 19, 2006.
(2)	Appointed CFO on August 2, 2005.

Long-Term Incentive Plans – Awards in Most Recently Completed Fiscal Year

The Company has no long-term incentive plans in place and therefore there were no awards made under any long-term incentive plan to the Named Executive Officers during the Company’s most recently completed fiscal year. A "Long-Term Incentive Plan" is a plan under which awards are made based on performance over a period longer than one fiscal year, other than a plan for options, stock appreciation rights (“SARs”) or restricted share compensation.

Options/SARs Granted During the Most Recently Completed Fiscal Year

The following table sets out incentive stock options granted to the Named Executive Officers, during the most recently completed fiscal year. No SARs were granted during this period.

Name	Securities Under Options/ SARs Granted (#)	Percent of Total Options/SAR Granted to Employees in Financial Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options/SARs on the Date of Grant ($/Security)	Expiration Date
Marc E. Levy	35,000 125,000 50,000 210,000	2% 5% 2% 9%	$0.80 $1.00 $4.00	$0.92 $1.17 $3.15	July 24, 2010 July 28, 2010 April 13, 2011
Tony M. Ricci	65,000 100,000 165,000	3% 4% 7%	$1.00 $4.00	$1.17 $3.15	July 28, 2010 April 13, 2011

Aggregated Option/SAR Exercises During the Most Recently
Completed Fiscal Year and Fiscal Year End Option/SAR Values

The following table sets out incentive stock options exercised by the Named Executive Officers, during the most recently completed fiscal year as well as the fiscal year end value of stock options held by the Named Executive Officers. During this period, no outstanding SARs were held by the Named Executive Officers.

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($) (1)	Unexercised Options at Fiscal Year-End Exercisable/Unexercisable (#)	Value of Unexercised In-the-Money Options at Fiscal Year-End ($) Exercisable / Unexercisable (2)
Marc Levy	250,000	$767,500	270,991 / 144,009	$410,002 / $43,447
Tony M. Ricci	Nil	Nil	46,208 / 118,792	$13,352 / $Nil

(1)	Based on the difference between the option exercise price and the closing market price of the Company’s shares on the date of exercise.

(2)

In- the-Money Options are those where the market value of the underlying securities as at the most recent fiscal year end exceeds the option exercise price. The closing market price of the Company’s shares as at June 30, 2006, (i.e., fiscal year end) was $2.07.

Option and SAR Repricings

There were no options repriced for the Named Executive Officers during the fiscal year ended June 30, 2006.

Defined Benefit or Actuarial Plan Disclosure

The Company does not maintain any defined benefit or actuarial plan.

Termination of Employment, Change in Responsibilities and Employment and Management Contracts

Marc Levy

During fiscal 2006, Marc Levy was employed as the Company’s President & Chief Executive Officer at a base annual salary of $96,000. Effective July 1, 2006, the Company entered into a management services agreement (“Management Agreement”) with Mosam Ventures Inc. (“Mosam”), a private company wholly owned by Marc Levy for a term of two years. Pursuant to the Management Agreement, the Company agreed to pay Mosam a monthly management fee of $12,000. The Company may terminate this agreement at any time during the term with immediate effect upon written notice to Mosam provided that the Company shall pay to Mosam on the date of termination an amount equal to one year’s management fees.

Robert Baxter

Pursuant to an employment agreement dated August 4, 2006 and effective July 20, 2006 (“Employment Agreement”), Robert Baxter was employed by the Company as President for a term of two years. The compensation payable to Mr. Baxter under the Employment Agreement is comprised of salary in the amount of US$260,000 subject to annual reviews and adjustments and 500,000 stock options at market price on the date of grant which vest over a period of 21 months. The Company shall be entitled to terminate the Employment Agreement at any time during the term with immediate effect upon written notice to Mr. Watson provided that the Company shall pay to Mr. Watson on the date of termination an amount equal to one year’s salary.

Compensation of Directors

No cash compensation was paid to any Director of the Company for the Director’s services as a Director during the fiscal year ended June 30, 2006.

The Company has no standard incentive arrangement pursuant to which Directors are compensated by the Company for their services in their capacity as Directors except for the granting from time to time of incentive stock options in accordance with the policies of the Exchange. During the most recently completed financial year, the Company granted an aggregate of 850,000 incentive stock options to Directors of the Company as follows:

Marc E. Levy	210,000
Paul Gill	80,000
Aly Mawji (1)	150,000
Len de Melt (2)	60,000
Art Freeze	60,000
Brian Kerzner	550,000

(1)	Mr . Mawji resigned as a Director on June 19, 2006 and as a result, 100,000 of his unvested options expired.
(2)	Mr . de Melt resigned as a Director on March 15, 2006 and as a result 37,500 of his unvested options expired.

C.        Board Practices

The Board consists of six members, the terms of which expire at the general meeting of shareholders to be held in each year. The information regarding the term each Director has served in office in “Item 6.A – Directors and Senior Management” is hereby incorporated by reference in response to this Item 6.C. Directors are elected by a majority of the votes of the Company’s common shares present in person or represented by proxy at its annual meeting of shareholders and entitled to vote at such election. Each Director will hold office until his or her term expires and his or her successor has been elected and qualified.

Executive officers serve at the discretion of the Board. Officers are elected at the annual meeting of the Directors held immediately after the annual general meeting of shareholders. The Directors hold regularly scheduled meetings at which members of management are not in attendance.

The Company’s Board, which is responsible for supervising the management of the business and affairs of the Company, is comprised of Robert Baxter, Marc Levy, Art Freeze, Brian Kerzner, Mark Jackson, Joseph Keane and Tony M. Ricci. Art Freeze, Brian Kerzner, Mark Jackson and Joseph Keane are independent directors under applicable Canadian securities laws, meaning that, in each case, they have no direct or indirect relationship with the issuer which could, in the view of the Board, reasonably be expected to interfere with the exercise of their independent judgment, and are not otherwise deemed not to be independent. Robert Baxter, Marc E. Levy and Tony M. Ricci are considered not independent on the basis that they are executive officers of the Company.

While the independent Directors do not hold formal meetings without the non-independent Directors and members of management present, they are encouraged to hold informal consultation sessions whenever they deem it appropriate to do so. The Board has concluded that, given the Company’s stage of development and the nature of its business, it is not necessary to appoint a lead independent Director to provide leadership for the Company’s independent Directors. The Company believes that the fact that independent Directors comprise half of the Board, along with their sophistication and knowledge of the Company’s business, is sufficient to facilitate the functioning of the Board independently of management and to provide for open and candid discussion among the independent Directors.

The Board of Directors is responsible for supervising management in carrying on the business and affairs of the Company. Directors are required to act and exercise their powers with reasonable prudence in the best interests of the Company. In discharging its mandate, the Board is responsible for the oversight and review of the development of, among other things, the following matters:

  the strategic planning process of the Company;

  identifying the principal risks of the Company’s business and ensuring the implementation of appropriate systems to manage these risks;

  planning for succession of management;

  the Company's policies regarding communications with its shareholders and others; and

  the integrity of the internal controls and management information systems of the Company.

In carrying out its mandate, the Board relies primarily on management to provide it with regular detailed reports on the operations of the Company and its financial position. The Board reviews and assesses these reports and other information provided to it at meetings of the full Board and of its Committees. The President and the CEO are members of the Board, giving the Board direct access to information on their respective areas of responsibility. Other management personnel regularly attend Board meetings to provide information and answer questions. Directors also consult from time to time with management. At least annually, the Board reviews management's report on its business and strategic plan and any changes with respect to risk management and succession planning. The Board meets on a quarterly basis, and special meetings are held at the call of the Chairman or upon the request of two members of the Board.

Compensation for members of the Board is determined on the recommendation of the chair of the Compensation Committee who, from time to time as appropriate, presents to the Board information as to Director and committee-member compensation based on the compensation paid by several other companies of comparable size to the Company. During the year ended June 30, 2006, no cash compensation was paid to any Board member for his services as a Director of the Company.

The Board discharges specific responsibilities directly through its Committees, currently consisting of the Audit Committee and the Compensation Committee.

The Company has the following committees of the Board:

Audit Committee

The Audit Committee is comprised of at least three Directors, the majority of whom are not employees, control persons or officers of the Company or any of its associates or affiliates in accordance with applicable Canadian securities laws. The Board appoints or re-appoints an Audit Committee after each annual shareholder’s meeting.

The Audit Committee consists of Messrs. Kerzner, Levy and Jackson. The Audit Committee engages on behalf of the Company the independent public accountants to audit the Company’s annual financial statements, and reviews and approves the planned scope of the annual audit.

Each member of the Audit Committee has education and experience relevant to the performance of his responsibilities as an Audit Committee member.

Brian Kerzner has over 20 years of experience as a successful entrepreneur in retail and real estate. Mr. Kerzner is the founder and president of Rocky Mountain Chocolate Factory Canada Inc. He has also founded several other private companies that have completed extensive residential and commercial developments in Toronto, Phoenix, Whistler and Vancouver. Mr. Kerzner has been extensively involved in providing seed capital for many successful public and private companies in the resource, environmental and technology sectors.

Marc Levy has over 15 years of management and leadership experience in business. Mr. Levy is a Director and executive officer of various public companies and currently serves on the board of directors of Alma Resources Ltd. and Mosam Capital Corp., which are listed on the TSX-V.

Mark Jackson has extensive experience in corporate finance, acquisitions and mine development strategy. He is a principal of the Sentient Group Limited, an independent private equity investment firm specializing in investment in the global resource industry. Mr. Jackson has long and extensive experience in research, analysis, investment and portfolio management.

In particular, each of the members of the Audit Committee has an understanding of the accounting principles used by the Company in preparing its financial statements, has the ability to assess the accounting principles in connection with the accounting for estimates, accruals and reserves, has experience analyzing and evaluating financial statements similar in breadth and complexity to those of the Company, and has an understanding of internal controls and procedures for financial reporting.

Compensation Committee

The Board has appointed a Compensation Committee composed entirely of Directors who are not employees, control persons or officers of the Company or any of its associates and affiliates. The Compensation Committee has a written charter that establishes the Committee’s purpose, responsibilities, member qualifications, member appointment and removal, structure and operations (including any authority to delegate to individual members or subcommittees), and the manner of reporting to the Board. In addition, the Compensation Committee has the authority to engage and compensate any outside advisor that it determines to be necessary to permit it to carry out its duties.

The Compensation Committee consisting of Brian Kerzner, Marc Levy and Robert Baxter is responsible for the following:

(a)

reviewing and approving corporate goals and objectives relevant to each of the President’s, CEO’s and CFO’s (the “Executives”) compensation, evaluating the Executives’ performance in light of those corporate goals and objectives, and determining (or making recommendations to the Board with respect to) the Executives’ compensation level based on this evaluation;

(b)	making recommendations to the Board with respect to non- Executive officer and Director compensation, incentive-compensation plans and equity-based plans; and

(c)	reviewing Executive compensation disclosure before the Company publicly discloses this information .

Report on Executive Compensation

The Company’s compensation policy consists of base salary, discretionary cash incentives (by way of bonuses) and incentive stock options. The compensation payable to Messrs. Baxter and Levy is governed by the written agreements referred to above.

Subject to the terms of any employment contract, the compensation of executive officers is reviewed annually. The recommendations of the Compensation Committee are referred to the Board for approval.

It is the policy of the Company that its employees receive compensation based on the market value of the type of job they perform, internal pay equity and their level of individual performance. The pay for performance philosophy adopted by the Board is specifically emphasized in the executive compensation program, in order to maintain the position of the Company in a highly competitive business environment.

Base salaries are competitive in the industry and are determined on the basis of outside market data as well as individual performance and experience level. The Executives’ base salary is determined based on a general understanding of salaries paid to executives of publicly traded companies and the relative experience and expertise of the Company’s Executives.

Directors’ and Officers’ Liability Insurance

The Company does not maintain Directors’ and officers’ liability insurance; however, as of this date, the Company has applied for Directors’ and officers’ liability insurance.

6.D.        Employees

As at the date hereof, the Company had a staff of 6 full-time employees, including 2 in accounting, 2 in administration and 2 in corporate communications and Norsemont Peru S.A.C. had a staff of 24 full-time employees, including 4 in administration, 2 in accounting and 18 in the exploration camp site.

As at fiscal 2005 and 2004, the Company had no employees. During these years, the Company was inactive and retained external consultants for its accounting and administration requirements.

None of the Company’s employees is represented by a labor union, and the Company believes its employee relations are excellent.

6.E.        Share Ownership

The following list indicates the number of shares held beneficially by current Directors and officers of the Company as at December 31, 2006 and the corresponding percentage of the Company’s issued capital such shares represent:

	Title of Class	Amount and Nature of Beneficial Ownership	Percent of Class (8)
Marc Levy	Common Stock	1,898,255 (1)	7.12%
Robert Baxter	Common Stock	633,900 (2)	2.37%
Brian Kerzner	Common Stock	1,518,700 (3)	5.67%
Mark Jackson	Common Stock	Nil	0%
Art Freeze	Common Stock	299,600 (4)	1.13%
Tony Ricci	Common Stock	507,000 (5)	1.91%
Max Pinsky	Common Stock	192,500 (6)	0.73%
All executive officers and Directors as a group (7 persons)		5,049,955 (7)	17.55%

(1)	550,000 of these shares are represented by currently exercisable stock options.
(2)	600,000 of these shares are represented by currently exercisable stock options.
(3)	650,000 of these shares are represented by currently exercisable stock options.
(4)	All of these shares are represented by currently exercisable stock options.
(5)	424,375 of these shares are represented by currently exercisable stock options.
(6)	Of these shares, 125,000 shares are represented by currently exercisable stock options and 13,750 shares are represented by currently exercisable common share purchase warrants.
(7)	Of these shares, 2,648,975 shares are represented by currently exercisable stock options and 13,750 shares are represented by currently exercisable common share purchase warrants.
(8)	Based on 26,118,253 shares outstanding at December 31, 2006.

Stock Option Plan

The Board of Directors of the Company first adopted its written stock option plan, which was ratified by the shareholders of the Company on December 18, 2003 (the “Plan”). The purpose of the Plan is to provide additional economic incentive to the Directors, officers, employees and consultants of the Company and its associated and affiliated companies (“eligible persons”). To encourage stock ownership by eligible persons, to increase the proprietary interest of eligible persons in the success of the Company and to assist the Company and its subsidiaries in attracting talented new Directors, officers and employees.

The Plan is administered by the Board of Directors of the Company or by a special committee of the Board of Directors if appointed from time to time. The Plan provides that options will be issued pursuant to option agreements (“Option Agreements”). No optionee under the Plan shall be granted an option which exceeds the maximum number permitted by the Exchange. Options issued pursuant to the Plan will have an exercise price determined by the Directors of the

Company provided that the exercise price shall not be less than the discounted market price or such other minimum price permitted by the Exchange.

Options granted under the Plan, as amended, will be non-transferable and vest as to 12.5% on the date of grant and 12.5% every three months thereafter over a period of 21 months. The options will expire the earlier of five years from the date of grant or on the day the optionee ceases to be a Director, officer, employee or consultant of the Company of its subsidiaries or a management company employee. In the event of death of an optionee, options held by such optionee will expire the earlier of 5 years from the date of grant or 120 days from the date of such death.

Pursuant to the Plan, the Company may amend from time to time or terminate the terms and conditions of the Plan by resolution of the board of Directors. Any amendments shall be subject to the prior consent of any applicable regulatory bodies, including the Exchange and shareholder approval may be required in some instances.

The Plan also provides that:

(i)	the number of common shares granted to any one insider and any associates of such insider in any 12-month period may not equal more than 5% of the issued and outstanding common shares.

(ii)	the number of common shares reserved for issuance to any one consultant during any 12-month period, shall not exceed 2% of the issued and outstanding common shares of the Company.

(iii)

the number of common shares reserved for issuance to employees and consultants who are engaged or employed in investor relations activities during any 12-month period shall not exceed in the aggregate 2% of the issued and outstanding common shares of the Company.

The Plan was amended on December 10, 2004, to increase the number of incentive stock options reserved for issuance under the Plan to 2,735,445 common shares which was ratified by the shareholders of the Company on December 14, 2004. On November 2, 2005, the Plan was amended to increase the maximum number of shares issued and issuable under the Plan to 4,106,963 common shares which was ratified by the shareholders of the Company on December 6, 2005. The Plan provides that the Company may issue up to 20% of the issued and outstanding capital of the Company at the time. The Company is limited to 20% by the policies of the Exchange.

At the Company’s annual and special general meeting held on November 29, 2006, shareholders of the Company approved the amendment to the number of shares issuable pursuant to the Plan to 5,222,526, which represents 20% of the issued and outstanding capital of the Company on October 16, 2006. This amendment to the Plan was approved by the Board of Directors of the Company on October 10, 2006. This will ensure that the Company will have an adequate pool of common shares under the Plan to enable the Company to attract and retain personnel of the highest calibre. In addition, at the meeting, the shareholders approved the following amendments to the Plan:

(i)	provide for the immediate vesting of all issued options upon the occurrence of certain events including a change of management or change of control of the Company; and

(ii)	increase the expiry term from a maximum of five years to a maximum of ten years.

As of December 31 2006, the following Directors’ and employees’ stock options to purchase a total of 4,474,000 common shares of the Company were outstanding:

Number of shares	Exercise price	Expiry date
39,600	$0.19	June 10, 2009
10,000	$0.19	June 16, 2009
170,000	$0.26	November 22, 2009
100,000	$0.50	February 1, 2010
150,000	$0.76	March 7, 2010

95,000	$0.80	June 19, 2010
118,750	$0.80	July 5, 2010
35,000	$0.80	July 24, 2010
481,250	$1.00	July 28, 2010
199,400	$1.06	August 17, 2010
260,000	$1.33	August 21, 2010
140,000	$2.38	September 9, 2010
300,000	$4.00	April 13, 2011
125,000	$2.00	April 3, 2011
110,000	$2.70	May 8, 2011
150,000	$2.00	July 7, 2011
530,000	$2.00	July 24, 2011
1,460,000	$1.60	December 10, 2011
4,474,000

As at the date of this Registration Statement, 2,898,975 of the 4,474,000 stock options were allocated to Directors and executive officers of the Company. See Item 6. Directors, Senior Management and Employees – E. Share Ownership.

ITEM 7.        MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A.        Major Shareholders

Holdings by Major Shareholders

The following table sets forth the shareholdings of those persons who own of record or are known to the Company to own beneficially, directly or indirectly, or exercise control or direction over, more than 5% of the issued and outstanding common shares of the Company as at December 31, 2006:

Identity of Person or Group	Type of Ownership	Amount and Nature of Beneficial Ownership	Percent of Class (2)
Sentient Global Resources Fund I, LP (1)	Direct	3,500,000	13.4%

(1)

Mark Jackson, a director of the Company is a director of The Sentient Group Limited, which is the general partner of Sentient Global Resources Fund I, LP. Collectively with its affiliate Sentient Global Resources Trust No. 1, Sentient Global Resources Fund I, LP holds 3,500,000 common shares and 1,750,000 common share purchase warrants of the Company.

(2)	Based on 26,118,253 common shares outstanding at December 31, 2006.

Canadian Share Ownership

The following table indicates the approximate number of Canadian record holders of common shares and the portion and percentage of common shares held in Canada as at December 31, 2006:

Total Number	Number of	Number of Common Shares	Percentage of Common
of Holders	Canadian Holders	Held in Canada	Shares Held in Canada

52	36	22,369,676	85.65%

A substantial number of common shares are held in “street name” by trustees, executors, guardians, custodians or other fiduciaries, including depositories, brokerage firms and financial institutions. Based on the number of annual reports and proxy statements requested by such nominees, management of the Company estimates that the number of Canadian beneficial holders of common shares exceeds 1,000.

U.S. Share Ownership

The following table indicates the approximate number of record holders of common shares with United States addresses and the portion and percentage of common shares held in the United States as at December 31, 2006:

Total Number	Number of	Number of Common Shares	Percentage of Common
of Holders	U.S. Holders	Held in the U.S.	Shares Held in the U.S.

52	10	187,747	0.73%

The computation of the number and percentage of common shares held in the United States is based upon the number of common shares held by record holders with United States addresses and by trusts, estates or accounts with United States addresses as disclosed to the Company following inquiry to all record holders known to the Company to be trustees, executors, guardians, custodians or other fiduciaries holding common shares for one or more trusts, estates or accounts. United States residents may beneficially own common shares held of record by non-United States residents.

A substantial number of common shares are held in “street name” by trustees, executors, guardians, custodians or other fiduciaries, including depositories, brokerage firms and financial institutions. Based on the number of annual reports and proxy statements requested by such nominees, management of the Company estimates that the number of U.S. beneficial holders of common shares exceeds 270.

Control of the Corporation

The Company is a publicly owned Canadian company, the shares of which are owned by Canadian residents, U.S. residents and other foreign residents. To the best of the Company’s knowledge, the Company is not directly or indirectly owned or controlled by another corporation, any foreign governments or any other natural or legal person, jointly or severally.

Change in Control Arrangements

The Company is not aware of any arrangements the operation of which may at a subsequent date result in a change of control of the Company.

7.B.        Related Party Transactions

Other than as disclosed in “Item 6. Directors, Senior Management and Employees – B. Compensation” and the transactions set forth below, there are no other related party transactions or proposed transactions involving any insider, Director, or associate or affiliate of an insider, of the Company that have occurred during the most recently completed fiscal year of the Company or during the period since the end of the Company’s most recently completed fiscal year. There are no debts owing directly or indirectly to the Company by any Director or officer of the Company, or by an associate of any Director or officer of the Company.

Management of the Company has an interest in the following transactions, all of which relate to compensations paid to members of management for their services to the Company. During the six months ended December 31, 2006 and year ended June 30, 2006, the Company:

1.	Paid or accrued $72,000 (June 30, 2006 - $117,000) for management fees to Mosam Ventures Inc., a company wholly owned by Marc Levy, CEO and a Director of the Company.

2.	Paid or accrued $27,000 (June 30, 2006 - $54,000) for management fees to AJS Management Corp., a company wholly owned by Paul Gill, a former Director of the Company.

3.	Paid or accrued $20,848 (June 30, 2006 - $90,120) for legal fees to Max Pinsky, Corporate Secretary of the Company.

4.	Paid or accrued $58,000 (June 30, 2006 - $69,440) for professional fees to Tony M. Ricci Inc. a company wholly owned by Tony M. Ricci, CFO and a Director of the Company.

5.

The Company paid $20,000 (June 30, 2006 - $50,000) for consulting fees to Brian Kerzner, a Director of the Company. These costs have been included in mineral property exploration expenditures expensed as incurred.

6.

The Company paid $nil (June 30, 2006 - $5,786) for consulting fees to Art Freeze, a Director of the Company. These costs have been included in mineral property exploration expenditures expensed as incurred.

7.

The Company paid $nil (June 30, 2006 - $42,251) for consulting fees to Len De Melt, a former Director of the Company. These costs have been included in mineral property exploration expenditures expensed as incurred.

8.

The Company paid $90,489 (June 30, 2006 - $nil) for wages and benefits to Robert Baxter, a Director and President of the Company. A portion of these costs has been included in mineral property exploration expenditures expensed as incurred.

9.	The Company recovered $9,380 (June 30, 2006 - $nil) for rent and office expenses from Alma Resoures Ltd. (“Alma”), a company having directors in common .

10.

Included in receivables is $9,866 due from Alma Resources Ltd. for expense recoveries. The amount is unsecured, non- interest bearing and with no fixed terms of repayment. The Company received payment of the full amount subsequent to the period end.

The Company believes that the terms of these transactions were on terms as favorable as those which could have been negotiated with unaffiliated third parties.

7.C.        Interests of Experts and Counsel

Not applicable.

ITEM 8.        FINANCIAL INFORMATION

8.A.        Statements and Other Financial Information

Attached hereto are the Company’s consolidated audited financial statements, consisting of consolidated balance sheets as at June 30, 2006 and 2005, and consolidated statements of operations and deficit, and cash flows for each of the years in the three-year period ended June 30, 2006, along with related notes and Auditors’ Report.

Also attached hereto are the Company’s unaudited interim consolidated financial statements for the six months ended December 31, 2006 and 2005, consisting of consolidated balance sheets as at December 31, 2006 and June 30, 2006, consolidated statements of operations and deficit and cash flows for the six months ended December 31, 2006 and 2005, along with related notes.

See “Item 17. Financial Statements.”

Legal Proceedings

There are no material legal proceedings to which the Company is a party or in respect of which the property of the Company is subject. The Company’s management has no knowledge of any legal proceedings in which the Company may be involved which are contemplated by governmental authorities or otherwise.

Dividend Policy

No dividends have been paid on any class of shares of the Company since the date of its incorporation and it is not contemplated that any dividends will be paid in the immediate or foreseeable future.

8.B.        Significant Changes

The following events occurred subsequent to December 31, 2006:

1.	257,500 common shares were issued on exercise of options for gross proceeds of $131,600.

2.	2,516,875 common shares were issued on exercise of warrants for gross proceeds of $2,768,563.

ITEM 9.        THE OFFER AND LISTING

9.A.        Offer and Listing Details

The Company was incorporated as a specialty limited company, under the British Columbia Company Act on June 10, 1977 under the name Loredo Mining Corporation NPL. The name of the Company was changed to Norsemont Mining Corporation on January 21, 1981 and traded under the symbol “NMM”. Effective October 24, 1994, the Company consolidated its share capital on a 10 old for 1 new basis, changed its name to International Norsemont Ventures Ltd. and traded under the new symbol “ILN”. Effective September 29, 1999, the Company consolidated its capital on a 5 old for 1 new basis and changed its name to Consolidated Norsemont Ventures Ltd. From August 24, 2001 to October 26, 2004, trading in the securities of the Company continued under the inactive designation. Effective October 27, 2004, the Company completed its reorganization and was reactivated as a mineral exploration company and traded under the new trading symbol “NOM”.

Effective January 27, 2005, the Company changed its name to Norsemont Mining Inc. and continued trading under the symbol “NOM”. The Company is registering its common shares without par value on this Registration Statement on Form 20-F. There are no arrangements for transfer of the company’s common shares or any restrictions on the free transferability of the shares.

The following table sets forth the low and high and sales prices in Canadian funds for the Company’s common shares on the Exchange for the periods indicated:

	High	Low
Monthly Stock Prices
March 2007	$2.00	$1.68
February 2007	$1.88	$1.55
January 2007	$1.62	$1.40
December 2006	$1.74	$1.43
November 2006	$1.81	$1.39
October 2006	$2.80	$1.61
Quarterly Stock Prices
Fiscal 2007
Second Quarter	$2.80	$1.39
First Quarter	$3.24	$1.73
Fiscal 2006
Fourth Quarter	$3.35	$1.80
Third Quarter	$4.60	$3.17
Second Quarter	$4.08	$3.00
First Quarter	$4.05	$0.88
Fiscal 2005
Fourth Quarter	$0.99	$0.75
Third Quarter	$1.00	$0.33
Second Quarter	$0.40	$0.26
First Quarter (1)	N/A	N/A
Annual Stock Prices
Fiscal 2006	$4.60	$0.88
Fiscal 2005	$1.00	$0.26
Fiscal 2004	$0.29	$0.06
Fiscal 2003	$0.20	$0.02
Fiscal 2002	$0.05	$0.01

(1) From June 23, 2004 to October 26, 2004, trading in the shares of the Company was halted due to its inactive status.

The closing price of the Company’s shares on the Exchange was $2.07 on June 30, 2006 and $1.53 on December 29, 2006.

9.C.        Markets

As at the date hereof, the Company’s common shares are quoted on the following stock exchanges:

  TSX Venture Exchange in the province of British Columbia, Canada under the trading symbol “NOM”.
  Frankfurt Stock Exchange under the trading symbol “N8S; WKN: A0DQKK”.
  In the United States, Norsemont’s shares are sometimes quoted over- the-counter on the PinkSheets® under the symbol “NOMFF”.

ITEM 10.        ADDITIONAL INFORMATION

10.A.        Share Capital

10.A.1.     Authorized and Issued Capital

Authorized and issued share capital as at December 31, 2006 and as of February 28, 2007:

Authorized share capital - Unlimited number of common shares without par value.

As of December 31, 2006, a total of 26,118,253 common shares have been issued and fully paid for a total of $26,602,877. As of February 28, 2007, a total of 28,892,628 common shares have been issued and fully paid for a total of $29,503,039.

Below is a reconciliation of the Company’s outstanding shares during the year ended June 30, 2006 and six months ended December 31, 2006:

	Number
	of shares	Amount

Balance, June 30, 2005	19,120,125	$10,893,340
Issued for cash pursuant to:
Private placement	3,500,000	14,000,000
Exercise of options	494,850	324,067
Exercise of warrants	1,490,403	1,135,330
Issued on acquisition of mineral property	500,000	745,000
Share issue costs	-	(1,788,297)

Balance, June 30, 2006	25,105,378	25,309,440

Issued for cash pursuant to:
Exercise of options	1,007,250	1,287,249
Exercise of warrants	5,625	6,188

Balance, December 31, 2006	26,118,253	$26,602,877

10.A.2       Shares not representing capital – Not applicable.

10.A.3 Shares held by Company – Not applicable.

10.A.4 Share Purchase Warrants

Each whole share purchase warrant entitles the holder to purchase one common share of the Company. Share purchase warrants outstanding at February 28, 2007 are as follows:

Number of Shares	Exercise Price	Expiry Date
624,625	$1.10	May 16, 2007
2,100,000	$4.75	January 19, 2008
2,724,625

Share purchase warrants outstanding at Deember 31, 2006 are as follows:

Number of shares	Exercise price	Expiry date
3,141,500	$1.10	May 16, 2007
2,100,000	$4.75	January 19, 2008
5,241,500

10.A.5      Stock Options

See Item 6.E Share Ownership – Stock Option Plan for a summary of the Company’s outstanding stock options at December 31, 2006.

The following table summarizes the stock options outstanding and exercisable at February 28, 2007:

Number of Shares	Exercise Price	Expiry Date
39,600	$0.19	June 10, 2009
25,000	$0.26	November 22, 2009
100,000	$0.50	February 1, 2010
150,000	$0.76	March 7, 2010
42,500	$0.80	June 19, 2010
118,750	$0.80	July 5, 2010
35,000	$0.80	July 24, 2010
431,250	$1.00	July 28, 2010
199,400	$1.06	August 17, 2010
260,000	$1.33	August 21, 2010
140,000	$2.38	September 9, 2010
300,000	$4.00	April 13, 2011
125,000	$2.00	April 3, 2011
110,000	$2.70	May 8, 2011
150,000	$2.00	July 7, 2011

530,000	$2.00	July 24, 2011
1,460,000	$1.60	December 10, 2011
4,216,500

10.A.6      History of Share Capital

The following table sets out a history of the Company’s share capital for the last three years:

Fiscal Year	Description of Share	Number of Shares (#)	Amount ($)
	Issuance

Fiscal 2003	Private Placement	2,000,000	100,000
	Exercise of options	200,000	20,000
	Shares for debt	380,000	38,000

Fiscal 2004	Shares for debt	2,664,940	206,804
	Exercise of warrants	780,000	78,000

Fiscal 2005	Private Placement	5,465,878	3,528,703
	Exercise of options	73,500	15,110
	Bonus shares issued for
	loan	22,222	20,000
	Issued on acquisition of
	mineral properties	250,000	125,000
	Exercise of warrants	421,000	90,350
	Finders fees	27,800	-

Fiscal 2006	Private Placement	3,500,000	14,000,000
	Exercise of options	494,850	324,067
	Exercise of warrants	1,490,403	1,135,330
	Issued on acquisition of
	mineral properties	500,000	745,000

Eight months ended
February 28, 2007	Exercise of options	1,264,750	1,418,849
	Exercise of warrants	2,522,500	2,774,751

10.B.        Memorandum and Articles of Association

Securities Register

As required by and subject to the Business Corporations Act, the Company must maintain in British Columbia a central securities register. The Directors may, subject to the Business Corporations Act, appoint an agent to maintain the central securities register. The Directors may also appoint one or more agents, including the agent which keeps the central securities register, as transfer agent for its shares or any class or series of its shares, as the case may be, and the same or another agent as registrar for its shares or such class or series of its shares, as the case may be. The Directors may terminate such appointment of any agent at any time and may appoint another agent in its place.

The Company must not at any time close its central securities register.

Powers of Directors

The Directors must, subject to the Business Corporations Act and the Articles, manage or supervise the management of the business and affairs of the Company and have the authority to exercise all such powers of the Company as are not, by the Business Corporations Act or by the Articles, required to be exercised by the shareholders of the Company.

The Directors may from time to time, by power of attorney or other instrument, under seal if so required by law, appoint any person to be the attorney of the Company for such purposes, and with such powers, authorities and discretions (not exceeding those vested in or exercisable by the Directors under the Articles and excepting the power to fill vacancies in the board of Directors, to remove a Director, to change the membership of, or fill vacancies in, any committee of the Directors, to appoint or remove officers appointed by the Directors and to declare dividends) and for such period, and with such remuneration and subject to such conditions as the Directors may think fit. Any such power of attorney may contain such provisions for the protection or convenience of persons dealing with such attorney as the Directors think fit. Any such attorney may be authorized by the Directors to sub-delegate all or any of the powers, authorities and discretions for the time being vested in him or her.

The Directors may approve a change of name of the Company without obtaining shareholder approval.

The Directors may increase the authorized capital of the Company. The Directors may create one or more classes or series of shares, without obtaining shareholder approval.

Approval and Voting

A Director or senior officer who holds a disclosable interest (as that term is used in the Business Corporations Act) in a contract or transaction into which the Company has entered or proposes to enter is liable to account to the Company for any profit that accrues to the Director or senior officer under or as a result of the contract or transaction only if and to the extent provided in the Business Corporations Act.

A Director who holds a disclosable interest in a contract or transaction into which the Company has entered or proposes to enter is not entitled to vote on any Directors' resolution to approve that contract or transaction, unless all the Directors have a disclosable interest in that contract or transaction, in which case any or all of those Directors may vote on such resolution.

A Director who holds a disclosable interest in a contract or transaction into which the Company has entered or proposes to enter and who is present at the meeting of Directors at which the contract or transaction is considered for approval may be counted in the quorum at the meeting whether or not the Director votes on any or all of the resolutions considered at the meeting.

A Director or senior officer who holds any office or possesses any property, right or interest that could result, directly or indirectly, in the creation of a duty or interest that materially conflicts with that individual's duty or interest as a Director or senior officer, must disclose the nature and extent of the conflict as required by the Business Corporations Act.

Remuneration and Expenses

Neither the Articles nor the By-Laws provide for the Directors’ power to vote compensation to themselves or any members of their body in the absence of an independent quorum.

A Director may hold any office or place of profit with the Company, other than the office of auditor of the Company, in addition to his or her office of Director on the terms (as to remuneration or otherwise) that the Directors may determine.

No Director or intended Director is disqualified by his or her office from contracting with the Company either with regard to the holding of any office or place of profit the Director holds with the Company or as vendor, purchaser or otherwise, and no contract or transaction entered into by or on behalf of the Company in which a Director is in any way interested is liable to be voided for that reason.

Subject to the Business Corporations Act, a Director or officer, or any person in which a Director or officer has an interest, may act in a professional capacity for the Company, except as auditor of the Company, and the Director or officer or such person is entitled to remuneration for professional services as if that Director or officer were not a Director or officer.

A Director or officer may be, or become a Director, officer or employee of, or otherwise be interested in, any person in which the Company may be interested as a shareholder or otherwise, and, subject to the Business Corporations Act, the Director or officer is not accountable to the Company for any remuneration or other benefits received by him or her as Director, officer or employee of, or from his or her interest in, such other person.

The Directors are entitled to the remuneration for acting as Directors, if any, as the Directors may from time to time determine. If the Directors so decide, the remuneration of the Directors, if any, will be determined by the shareholders. That remuneration may be in addition to any salary or other remuneration paid to any officer or employee of the Company as such, who is also a Director.

The Directors must disclose to the shareholders the aggregate remuneration paid to the Directors. The disclosure must be in a written document to be placed before the Shareholders at every annual meeting of shareholders and must relate to the same time period as the financial statements required to be presented at the meeting.

Borrowing

The Company, if authorized by the Directors, may:

(1)	borrow money in the manner and amount, on the security, from the sources and on the terms and conditions that they consider appropriate;

(2)

issue bonds, debentures and other debt obligations either outright or as security for any liability or obligation of the Company or any other person and at such discounts or premiums and on such other terms as they consider appropriate;

(3)	guarantee the repayment of money by any other person or the performance of any obligation of any other person; and

(4)

mortgage, charge, whether by way of specific or floating charge, grant a security interest in, or give other security on, the whole or any part of the present and future assets and undertaking of the Company.

Qualification

A Director is not required to hold a share in the capital of the Company as qualification for his or her office but must be qualified as required by the Business Corporations Act to become, act or continue to act as a Director.

Gratuity, Pension or Allowance on Retirement of Director

The Articles of the Company do not have any provision for retirement or non-retirement of Directors pursuant an age limit requirement.

Unless otherwise determined by ordinary resolution, the Directors on behalf of the Company may pay a gratuity or pension or allowance on retirement to any Director who has held any salaried office or place of profit with the Company or to his or her spouse or dependants and may make contributions to any fund and pay premiums for the purchase or provision of any such gratuity, pension or allowance.

Description of Securities

The Company is authorized to issue an unlimited number of common shares without nominal or par value.

Common Shares

The Company is authorized to issue an unlimited number of common shares without nominal or par value. As at December 31, 2006, 26,118,253 shares were issued and outstanding as fully paid and non-assessable, 3,014,000 shares are reserved under Directors, officers, consultants and employees stock options and 5,241,500 shares were reserved pursuant to the exercise of previously issued common share purchase warrants. The holders of the common shares are entitled to vote at all meetings of shareholders, except meetings at which only holders of a specified class of shares are entitled to vote, and on every poll taken at every such meeting, or adjourned meeting, every holder of common shares shall be entitled to one vote in respect of each common share held.

The holders of the Company’s common shares are entitled to dividends as and when declared by the Directors of the Company. Upon liquidation, they are entitled to receive such assets of the Company as are distributable pro rata to the holders of the common shares. All of the outstanding common shares are fully paid and non-assessable. There are no pre-emptive rights or conversion rights attached to the common shares.

There are also no redemption or purchase for cancellation or surrender provisions, sinking or purchase fund provisions, or any provisions as to modification, amendment or variation of any such rights or provisions attached to the common shares of the Company.

Annual and Extraordinary General Meetings

Unless an annual general meeting is deferred or waived in accordance with the Business Corporations Act, the Company must hold its first annual general meeting within 18 months after the date on which it was incorporated or otherwise recognized, and after that must hold an annual general meeting at least once in each calendar year and not more than 15 months after the last annual reference date at such time and place as may be determined by the Directors.

If all the shareholders who are entitled to vote at an annual general meeting consent by a unanimous resolution under the Business Corporations Act to all of the business that is required to be transacted at that annual general meeting, the annual general meeting is deemed to have been held on the date of the unanimous resolution. The shareholders must, in any unanimous resolution passed select as the Company's annual reference date a date that would be appropriate for the holding of the applicable annual general meeting.

The Directors may, whenever they think fit, call a meeting of shareholders.

The Company must send notice of the date, time and location of any meeting of shareholders, in the manner provided in the Company’s Articles, or in such other manner, if any, as may be prescribed by ordinary resolution (whether previous notice of the resolution has been given or not), to each shareholder entitled to attend the meeting, to each Director and to the auditor of the Company, unless the Articles otherwise provide, at least the following number of days before the meeting:

(a)	if and for so long as the Company is a public company, 21 days;
(b)	otherwise, 10 days.

No Limitation on Foreign Ownership

There are no limitations under the Company’s Articles or in Business Corporations Act on the right of any persons, including those who are not citizens of Canada, to hold or vote commons shares.

Change in Control

The Directors of the Company approved the adoption of a shareholder rights plan, dated May 29, 2006, (the “Rights Plan”). The objective of the Board of Directors in adopting the Plan was to achieve full and fair value for the Company’s shareholders in the event of an unsolicited take-over bid for the Company. The rights become exercisable only when a person or party acquires or announces its intention to acquire 20% or more of the outstanding shares of the Company without complying with certain provisions of the Rights Plan. Each right would entitle each holder of common shares (other than the acquiring person or party) to purchase additional common shares of the Company at a 50% discount to the market price at the time. The shareholders of the Company ratified the Rights Plan at the Company’s meeting of shareholders on November 29, 2006.

Share Ownership Reporting

The Articles of the Company do not require disclosure of share ownership. Share ownership of Director nominees must be reported annually in proxy materials sent to the Company’s shareholders. There are no requirements under British Columbia corporate law to report ownership of shares of the Company, but the Business Corporations Act requires disclosure of trading by insiders including holders of 10% or more of voting shares within ten days, of trade. Controlling shareholders (generally those in excess of 20% of the issued shares) must provide seven days advance notice of share sales.

10.C.        Material Contracts

During the years ended June 30, 2006 and 2005, the Company entered into the following contracts:

(1)

On February 9, 2005, the Company signed an agreement with Rio Tinto Mining and Exploration Ltd. (“Rio Tinto”) whereby the Company may acquire up to a 70% interest in the Constancia copper -gold-molybdenum porphyry deposit located in Chumbivilcas Province, Peru. This includes an initial option to acquire an undivided 51% interest in the Constancia project by making property payments of US$5,000,000, completing work expenditures of US$7,800,000 and issuing 1,250,000 common shares of the Company (or cash in lieu of shares) over a period of nearly five years, ending October 31, 2009 .

Upon exercise of the initial option, Rio Tinto has the right to claw back an undivided 17% interest, provided global reserve estimates contained in the property are not less than four million tonnes (8,818 million pounds) of copper, by paying the Company up to 300% of the Company’s net cash payments on the project. If Rio Tinto does not exercise its claw back right, the Company may acquire an additional 9% interest for US$3,750,000 or an additional 19% interest for US$8,000,000.

The Company issued 150,000 common shares as a finder’s fee at a fair value of $96,000 in connection with this transaction.

The cash payment, share issuance and work expenditure schedule is summarized as follows:

			Exploration
			expenditures (US$)
Option exercise schedule	Cash (US$)				Shares
On signing of LOI	$10,000	(1)	$-		-
45 days following LOI	90,000	(1)	-		-
April 20, 2005	150,000	(1)	-		-
June 30, 2005	-		-		250,000	(2)
October 2005	200,000	(1)	500,000	(3)	-
April 2006	250,000	(1)	500,000	(3)	-
June 30, 2006	-		-		250,000	(2)
October 2006	300,000		500,000	(3)	-
April 20, 2007	400,000		-		-
June 30, 2007	-		-		250,000
October 2007	500,000		1,300,000		-
April 2008	500,000		1,000,000		-
June 30, 2008	-		-		250,000
October 2008	750,000		1,500,000		-
October 2009	1,850,000		2,500,000		250,000
Total	$5,000,000		$7,800,000		1,250,000

(1)	Paid.
(2)	Issued during the year ended June 30, 2006.
(3)	Incurred; the Company expended $3,435,721 for exploration during the year ended June 30, 2006.

(2)

On September 5, 2005, the Company signed a letter agreement with Rio Tinto Mining and Exploration Ltd. whereby the Company acquired a 100% interest in 13 mineral properties known as the Amata Project in southern Peru plus property studies. As consideration, the Company paid US$80,000.

(3)

The Company entered into a management services agreement (“Management Agreement”) dated July 1, 2006, with Mosam Ventures Inc., a private company wholly owned by Marc Levy, CEO, for a term of two (2) years. Pursuant to the Management Agreement, the Company agreed to pay Mosam a monthly management fee of $12,000. The Company may terminate this agreement at any time during the term with immediate effect upon written notice to Mosam provided that the Company shall pay to Mosam on the date of termination an amount equal to one year’s management fees.

(4)

Pursuant to an employment agreement dated August 4, 2006 and effective July 20, 2006 (“Employment Agreement”), Robert Baxter was employed by the Company as President for a term of two (2) years. The compensation payable to Mr . Baxter under the Employment Agreement is comprised of salary in the amount of US$260,000 subject to annual reviews and adjustments and 500,000 stock options at market price on the date of grant which shall vest over a period of 21 months. The Company shall be entitled to terminate this agreement at any time during the term with immediate effect upon written notice to Mr . Watson provided that the Company shall pay to Mr . Watson on the date of termination an amount equal to one year’s salary.

(5)

The Company signed a Vancouver office premise lease for approximately $8,100 per month commencing May 1, 2006 and expiring December 31, 2009 and a Peru office lease for US$1,200 per month commencing March 16, 2006 and expiring March 15, 2007.

10.D.        Exchange Controls

There are no governmental laws, decrees or regulations in Canada relating restrictions on the export or import of capital, or affecting the remittance of interest, dividends or other payments to non-resident holders of the Company’s common shares. Any remittances of dividends to United States residents are, however, subject to a 15% withholding tax (5% if the shareholder is a corporation owning at least 10% of the common shares of the Company) pursuant to Article X of the reciprocal treaty between Canada and the United States.

Except as provided in the Investment Canada Act, there are no limitations under the laws of Canada, the Province of Ontario or in the Articles of Incorporation of the Company on the right of foreigners to hold or vote the common shares of the Company.

The Investment Canada Act (the “ICA”), which became effective on June 30, 1985, regulates the acquisition by non-Canadians of control of a Canadian business enterprise. In effect, the ICA required review by Investment Canada, the agency which administers the ICA, and approval by the Canadian government in the case of an acquisition of control of a Canadian business by a non-Canadian where: (i) in the case of acquisition (for example, through a common share purchase or asset purchase), the assets of the business are $5 million or more in value; or (ii) in the case of an indirect acquisition (for example, the acquisition of the foreign parent of the Canadian business) where the Canadian business has assets of $50 million or more in value or if the Canadian business represents more than 50% of the assets of the original group and the Canadian business has assets of $5 million or more in value. Review and approval are also required for the acquisition or establishment of a new business in areas concerning “Canada’s cultural heritage or national identity” such as book publishing, film production and distribution, television and radio, production and distribution of music, and the oil and natural gas industry, regardless of the size of the investment.

In the context of the Company, in essence, three methods of acquiring control of a Canadian business are regulated by the ICA: (i) the acquisition of all or substantially all of the assets used in carrying on the Canadian business; (ii) the acquisition, directly or indirectly, of voting shares of a Canadian corporation carrying on the Canadian business; (iii) the acquisition of voting of an entity which controls, directly or indirectly, another entity carrying on a Canadian business. An acquisition of a majority of the voting interests of an entity, including a corporation, is deemed to be an acquisition of control under the ICA. An acquisition of less than one-third of the voting shares of a corporation is deemed not to be an acquisition of control. An acquisition of less than a majority, but one-third or more, of the voting shares of a corporation is presumed to be an acquisition of control unless it can be established that on the acquisition the corporation is not, in fact, controlled by the acquirer through the ownership of voting shares. For partnerships, trusts, joint ventures or other unincorporated entities, an acquisition of less than a majority of the voting interests is deemed not to be an acquisition of control.

As a result of the cumulative impact of the Free Trade Agreement between Canada and the United States to relax the restriction of the ICA, except where the Canadian business is in the cultural, oil and gas, uranium, financial services or transportation sectors, the threshold for direct acquisition of control by U.S. investors and other foreign investors acquiring control of a Canadian business from U.S. investors has been raised from $5 million to $223 million of gross assets, and indirect acquisitions are not reviewable.

In addition to the foregoing, the ICA requires that all other acquisitions of control of Canadian businesses by non-Canadians are subject to formal notification to the Canadian government. These provisions require a foreign investor to give notice in the required form, which notices are for informational, as opposed to review, purposes.

E.        Taxation

The following summary of the material Canadian federal income tax consequences generally applicable in respect of the common shares reflects the Company’s opinion. The tax consequences to any particular holder of common shares will vary according to the status of that holder as an individual, trust, corporation or member of a partnership, the jurisdiction in which that holder is subject to taxation, the place where that holder is resident and, generally, according to that holder’s particular circumstances. This summary is applicable only to holders who are resident in the United States, have never been resident in Canada, deal at arm’s length with the Company, hold their common shares as capital property and who will not use or hold the common shares in carrying on business in Canada. Special rules, which are not discussed in this summary, may apply to a United States holder that is an issuer that carries on business in Canada and elsewhere.

This summary is based upon the provisions of the Income Tax Act of Canada and the regulations thereunder (collectively, the “Tax Act” or “ITA”) and the Canada-United States Tax Convention (the “Tax Convention”) as at the date of this Registration Statement and the current administrative practices of the Canada Customs and Revenue Agency. This summary does not take into account provincial income tax consequences.

Each holder should consult his own tax advisor with respect to the income tax consequences applicable to him in his own particular circumstances.

Canadian Federal Income Tax Considerations

If a non-resident were to dispose of common shares of the Company to another Canadian corporation which deals or is deemed to deal on a non-arm’s length basis with the non-resident and which, immediately after the disposition, is connected with the Company (i.e., which holds shares representing more than 10% of the voting power and more than 10% of the market value of all issued and outstanding shares of the Company), the amount by which the fair market value of any consideration (other than any shares of the purchaser corporation) exceeds the paid-up capital of the common shares sold will be deemed to be taxable as a dividend paid by the purchasing corporation, either immediately or eventually by means of a deduction in computing the paid-up capital of the purchasing corporation, and subject to withholding taxes as described below.

Under the Tax Act, a gain from the sales of common shares by a non-resident will not be subject to Canadian tax, provided the shareholder (and/or persons who do not deal at arm’s length with the shareholder) have not held a “substantial interest” in the Company (25% or more of the Company’s common shares) at any time in the five years preceding the disposition. Generally, the Tax Convention will exempt from Canadian taxation any capital gain realized by the resident of the United States, provided that the value of the common shares is not derived principally from real property situated in Canada.

Dividends

In the case of any dividends paid to non-residents, the Canadian tax is withheld by the Company, which remits only the net amount to the shareholder. By virtue of Article X of the Tax Convention, the rate of tax on dividends paid to residents of the United States is generally limited to 15% of the gross dividend (or 5% in the case of certain corporate shareholders owing at least 10% of the Company’s voting shares). In the absence of the treaty provisions, the rate of Canadian withholding tax imposed on non-residents is 25% of the gross dividend. Share dividends received by nonresidents from the Company are taxable by Canada as ordinary dividends.

A holder disposing of common shares to the Company (unless the Company acquired the common shares in the open market in the manner in which shares would normally be purchased by any member of the public) will result in a deemed dividend to the U.S. holder equal to the amount by which the consideration paid by the Company exceeds the paid-up capital of such shares. The amount of such dividend will be subject to withholding tax as described above.

Capital Gains

A non-resident of Canada is not subject to tax under the ITA in respect of a capital gain realized upon the disposition of a share of a class that is listed on a prescribed stock exchange unless the share represents “taxable Canadian property” to the holder thereof. A common share of the Company will be taxable Canadian property to a non-resident holder if, at any time during the period of five years immediately preceding the disposition, the non-resident holder, persons with whom the non-resident holder did not deal at arm’s length, or the non-resident holder and persons with whom he/she did not deal at arm’s length owned 25% or more of the issued shares of any class or series of the Company. In the case of a non-resident holder to whom shares of the Company represent taxable Canadian property and who is resident in the United States, no Canadian tax will be payable on a capital gain realized on such shares by reason of the Canada-United States Income Tax Convention 1980) (the “Treaty”) unless the value of such shares is derived principally from real property situated in Canada or the non-resident holder previously held the share while resident in Canada. However, in such a case, certain transitional relief under the Treaty may be available.

U.S. Federal Income Tax Consequences

The following is a general discussion of certain possible U.S. federal income tax consequences, under current law, generally applicable to a U.S. Holder (as hereinafter defined) of shares in the Company. This discussion is of a general nature only and does not take into account the particular facts and circumstances, with respect to U.S. federal income tax issues, of any particular U.S. Holder. In addition, this discussion does not cover any state, local or foreign tax consequences. (See “Taxation--Canadian Federal Income Tax Consequences” above).

The following discussion is based upon the sections of the Internal Revenue Code of 1986, as amended (“Code”), Treasury Regulations, published Internal Revenue Service (“IRS”) rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time and which are subject to differing interpretations. This discussion does not consider the potential effects, both adverse and beneficial, of any proposed legislation which, if enacted, could be applied, possibly on a retroactive basis, at any time.

This discussion is for general information only and it is not intended to be, nor should it be construed to be, legal or tax advice to any U.S. Holder or prospective U.S. Holder of shares issued by the Company, and no opinion or representation with respect to the U.S. federal income tax consequences to any such U.S. Holder or prospective U.S. Holder is made. Accordingly, U.S. Holders and prospective U.S. Holders of common shares issued by the Company should consult their own financial advisor, legal counsel or accountant regarding the U.S. federal, state, local and foreign tax consequences of purchasing, owning and disposing of shares issued by the Company.

U.S. Holders

As used herein, a “U.S. Holder” means a holder of common shares issued by the Company who is (i) a citizen or individual resident of the U.S., (ii) a corporation created or organized in or under the laws of the U.S. or of any political subdivision thereof, (iii) an estate whose income is taxable in the U.S. irrespective of source or (iv) a trust subject to the primary supervision of a court within the U.S. and control of a U.S. fiduciary as described Section 7701(a)(30) of the Code. If a partnership or other “pass-through” entity treated as a partnership for U.S. federal income tax purposes holds shares issued by the Company, the U.S. federal income tax treatment of the partners or owners of such partnership or other pass-through entity generally will depend on the status of such partners or owners and the activities of such partnership or pass-through entity.

Persons Not Covered

This summary does not address the U.S. federal income tax consequences to persons (including persons who are U.S. Holders) subject to special provisions of U.S. federal income tax law, including, but not limited to, (i) persons who are tax-exempt organizations, qualified retirement plans, individual retirement accounts and other tax-deferred accounts, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, or brokers, dealers or traders in securities, (ii) persons who have a “functional currency” other than the U.S. dollar, (iii) persons subject to the alternative minimum tax, (iv) persons who own their common shares as part of a straddle, hedging, conversion transaction, constructive sale or other arrangement involving more than one position, (v) persons who acquired their common shares through the exercise of employee stock options or otherwise as compensation for services, (vi) persons that own an interest in an entity that owns common shares, (vii) persons who own, exercise or dispose of any options, warrants or other rights to acquire common shares, (viii) persons who are partners or owners of partnerships or other pass-through entities or (ix) persons who own their common shares other than as a capital asset within the meaning of Section 1221 of the Code.

Distributions Made by the Company to U.S. Holders

General Rules. U.S. Holders receiving distributions (including constructive distributions) with respect to common shares issued by the Company are required to include in gross income as a dividend for U.S. federal income tax purposes the gross amount of such distributions (without reduction for any Canadian income tax withheld from such distributions), equal to the U.S. dollar value of such distributions on the date of receipt (based on the exchange rate on such date), to the extent that the Company has current or accumulated earnings and profits. To the extent that distributions from the Company exceed its current and accumulated earnings and profits, such distributions will be treated first as a return of capital, to the extent of the U.S. Holder’s adjusted basis in the shares, and thereafter as gain from the sale or exchange of the shares. (See more detailed discussion at “Disposition of Shares” below). Any Canadian tax withheld from a distribution by the Company may be credited, subject to certain limitations, against the U.S. Holder’s U.S. federal income tax liability or, alternatively, may be deducted in computing the U.S. Holder's U.S. federal taxable income by those who itemize deductions. (See more detailed discussion at “Foreign Tax Credit” below).

Currency Gain or Loss. In the case of foreign currency received as a distribution that is not converted by the recipient into U.S. dollars on the date of receipt, a U.S. Holder will have a tax basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Generally any gain or loss recognized upon a subsequent sale or other disposition of the foreign currency, including the exchange for U.S. dollars, will be ordinary income or loss. However, an individual whose realized gain does not exceed $200 will not recognize that gain, to the extent that there are no expenses associated with the transaction that meet the requirements for deductibility as a trade or business expense (other than travel expenses in connection with a business trip) or as an expense for the production of income.

Dividend may be Eligible for Reduced Tax Rate. For taxable years beginning after December 31, 2002 and before January 1, 2011, dividends received by U.S. Holders that are individuals, estates or trusts from “qualified foreign corporations,” as defined in Section 1(h)(11) of the Code, generally are taxed at the same preferential tax rates applicable to long-term capital gains. Although not free from doubt, it appears that the Company would be a “qualified foreign corporation,” as defined in Section 1(h)(11) of the Code pursuant to the U.S. - Canada income tax treaty if the Company is not a Passive Foreign Investment Company (“PFIC”). A corporation that is properly described as a PFIC, for its taxable year during which it pays a dividend, or for its immediately preceding taxable year, will not be treated as a “qualifying foreign corporation” and dividends received by U.S. Holders that are individuals, estates or trusts generally will be subject to U.S. federal income tax at ordinary income tax rates (and not at the preferential tax rates applicable to long-term capital gains).

Dividends not Eligible for Dividends Received Deduction. Dividends paid by the Company generally will not be eligible for the “dividends received deduction” allowed to corporate shareholders receiving dividends from certain U.S. corporations. Under certain circumstances, a U.S. Holder that is a corporation and that owns shares representing at least 10% of the total voting power and the total value of shares issued by the Company may be entitled to a 70% deduction of the “U.S. source” portion of dividends received from the Company (unless the Company qualifies as a “Foreign Personal Holding Company” or a “PFIC” as defined below). The availability of the dividends received deduction is subject to several complex limitations that are beyond the scope of this discussion, and U.S. Holders of shares issued by the Company should consult their own financial advisor, legal counsel or accountant regarding the dividends received deduction.

Dividend Paid to Shareholder who Made QEF Election may be Exempt from Tax. Generally, shareholders are not subject to additional income taxation on distributions made by a PFIC to the extent of the shareholder’s basis in the corporation’s shares if a Qualified Electing Fund (“QEF”) election is in effect. (Please see the QEF election discussion below.) A shareholder’s basis in this situation is usually equal to the cost of purchasing the shares plus the amount of the corporation’s income that was reported on the shareholder’s return pursuant to the QEF election less any prior distributions made by the corporation to the shareholder. Again, these rules are subject to several exceptions that are beyond the scope of this discussion. U.S. Holders of shares issued by the Company should consult their own financial U.S. advisor, legal counsel or accountant regarding whether dividends paid by the Company to them will be exempt from U.S. federal income tax if a QEF election is made.

Disposition of Shares

General Rule. A U.S. Holder will recognize gain or loss upon the sale or other taxable disposition of shares issued by the Company equal to the difference, if any, between (i) the amount of cash plus the fair market value of any property received, and (ii) the shareholder’s tax basis in the shares. This gain or loss will be capital gain or loss if the common shares are a capital asset in the hands of the U.S. Holder, which will be long-term capital gain or loss if the shares are held for more than one year.

Reduced Tax Rate. Preferential tax rates apply to long-term capital gains of U.S. Holders that are individuals, estates or trusts. There are currently no preferential tax rates for long-term capital gains for a U.S. Holder that is a corporation (other than a corporation subject to Subchapter S of the Code). Deductions for net capital losses are subject to significant limitations. For U.S. Holders that are not corporations, any unused portion of such net capital loss may be carried over to be used in later tax years until such net capital loss is thereby exhausted. For U.S. Holders that are corporations (other than corporations subject to Subchapter S of the Code), an unused net capital loss may be carried back three years and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted. Sales of PFIC stock are not eligible for the reduced long-term capital gains rates that are usually applicable to sales of stock unless the shareholder made a QEF election regarding such shares.

The Company may be a Passive Foreign Investment Company

General Discussion. Management of the Company believes that it qualified as a PFIC, within the meaning of Sections 1291 through 1298 of the Code, for the fiscal year ended June 30, 2006 and may have qualified as a PFIC in prior years. The Company may or may not qualify as a PFIC in subsequent years due to changes in its assets and business operations. However, there can be no assurance that the Company will not be considered a PFIC, for the fiscal year ended June 30, 2006, and may qualify as a PFIC in subsequent years. Any such determination is not binding on U.S. Holders or the IRS and there can be no assurance that the IRS will or will not challenge this determination. A U.S. Holder who holds shares in a foreign corporation during any year in which such corporation qualifies as a PFIC is subject to numerous special U.S. federal income taxation rules and may elect to be taxed under two alternative tax regimes. The following is a discussion of these three sets of special rules applied to U.S. Holders of shares issued by the Company. In addition, special rules apply if a foreign corporation qualifies as both a PFIC and a “controlled foreign corporation” (as defined below) and a U.S. Holder owns, actually or constructively, 10% or more of the total combined voting power of all classes of shares entitled to vote of such foreign corporation (See more detailed discussion at “Controlled Foreign Corporation” below).

Definition of PFIC. Section 1297 of the Code defines a PFIC as a corporation that is not formed in the U.S. and, for any taxable year, either (a) 75% or more of its gross income is “passive income” or (b) the average percentage, by fair market value (or, if the corporation is not publicly traded and either is a controlled foreign corporation or makes an election, by adjusted tax basis), of its assets that produce or are held for the production of “passive income” is 50% or more. “Passive income” includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions. For purposes of the PFIC income test and the assets test, if a foreign corporation owns (directly or indirectly) at least 25% by value of the stock of another corporation, such foreign corporation shall be treated as if it (a) held a proportionate share of the assets of such other corporation, and (b) received directly its proportionate share of the income of such other corporation. Also, for purposes of such PFIC tests, passive income does not include any interest, dividends, rents or royalties that are received or accrued from a “related” person to the extent such amount is properly allocable to the income of such related person which is not passive income. For these purposes, a person is related with respect to a foreign corporation if such person “controls” the foreign corporation or is controlled by the foreign corporation or by the same persons that control the foreign corporation. For these purposes, “control” means ownership, directly or indirectly, of stock possessing more than 50% of the total voting power of all classes of stock entitled to vote or of the total value of stock of a corporation

Generally Applicable PFIC Rules. If a U.S. Holder does not make a timely election to be taxed in conformity with the Mark-to-Market rules or the QEF rules during a year in which it holds (or is deemed to have held) shares issued by the Company while it is a PFIC (a “Non-Electing U.S. Holder”), then special taxation rules under Section 1291 of the Code will apply to (i) gains realized on the disposition (or deemed to be realized by reasons of a pledge) of his common shares and (ii) certain “excess distributions” (generally, distributions received in the current taxable year that are in excess of 125% of the average distributions received during the three preceding years or, if shorter, the U.S. Holder’s holding period) by the Company.

A Non-Electing U.S. Holder generally would be required to pro rate all gains realized on the disposition of his common shares and all excess distributions on his common shares over the entire holding period for the common shares. All gains or excess distributions allocated to prior years of the U.S. Holder (other than years prior to the Company’s first taxable year during such U.S. Holder’s holding period and beginning after January 1, 1987 for which the Company was a PFIC) would be taxed at the highest tax rate for each such prior year applicable to ordinary income. The Non-Electing U.S. Holder also would be liable for interest on the foregoing tax liability for each such prior year calculated as if such liability had been due with respect to each such prior year. A Non-Electing U.S. Holder that is not a corporation must treat this interest charge as “personal interest” which is wholly nondeductible. The balance of the gain or the excess distribution will be treated as ordinary income in the year of the disposition or distribution, and no interest charge will be incurred with respect to such balance.

If the Company is a PFIC for any taxable year during which a Non-Electing U.S. Holder holds shares issued by the Company, then it will continue to be treated as a PFIC with respect to such common shares, even if it ceases meeting the definition of a PFIC. A Non-Electing U.S. Holder may terminate this deemed PFIC status by electing to recognize gain (which will be taxed under the rules discussed above for Non-Electing U.S. Holders) as if such common shares had been sold on the last day of the last taxable year for which it was a PFIC.

Market-to-Market Election. Effective for tax years of U.S. Holders beginning after December 31, 1997, U.S. Holders who hold, actually or constructively, marketable stock (as specifically defined in the Treasury Regulations) of a foreign corporation that qualifies as a PFIC may annually elect to mark such stock to the market (a “mark-to-market election”). If such an election is made, such U.S. Holder will generally not be subject to the special taxation rules of

Section 1291 discussed above. However, if the mark-to-market election is made by a Non-Electing U.S. Holder after the beginning of the holding period for the PFIC stock, then the Section 1291 rules will apply to certain dispositions of, distributions on and other amounts taxable with respect to the Company’s common shares. A U.S. Holder who makes the mark-to market election will include in income for the taxable year for which the election was made an amount equal to the excess, if any, of the fair market value of the Company’s common shares as of the close of such tax year over such U.S. Holder’s adjusted basis in such common shares. In addition, the U.S. Holder is allowed a deduction for the lesser of (i) the excess, if any, of such U.S. Holder’s adjusted tax basis in the common shares over the fair market value of such shares as of the close of the tax year, or (ii) the excess, if any, of (A) the mark-to-market gains for the Company’s shares included by such U.S. Holder for prior tax years, including any amount which would have been included for any prior tax year but for the Section 1291 interest on tax deferral rules discussed above with respect to Non-Electing U.S. Holders, over (B) the mark-to-market losses for shares that were allowed as deductions for prior tax years. A U.S. Holder’s adjusted tax basis in his shares will be adjusted to reflect the amount included in or deducted from income as a result of a mark-to-market election. A mark-to-market election applies to the taxable year in which the election is made and to each subsequent taxable year, unless the shares cease to be marketable, as specifically defined, or the IRS consents to revocation of the election.

QEF Election. A U.S. Holder who makes a timely QEF election (an “Electing U.S. Holder”) regarding his shares issued by the Company will be subject, under Section 1293 of the Code, to current U.S. federal income tax for any taxable year in which the Company qualifies as a PFIC on his pro rata share of the Company’s (i) “net capital gain” (the excess of net long-term capital gain over net short-term capital loss), which will be taxed as long-term capital gain to the Electing U.S. Holder and (ii) “ordinary earnings” (the excess of earnings and profits over net capital gain), which will be taxed as ordinary income to the Electing U.S. Holder, in each case, for the shareholder’s taxable year in which (or with which) the Company’s taxable year ends, regardless of whether such amounts are actually distributed.

The effective QEF election also allows the Electing U.S. Holder to (i) generally treat any gain realized on the disposition of his common shares (or deemed to be realized on the pledge of his shares) as capital gain; (ii) treat his share of the Company’s net capital gain, if any, as long-term capital gain instead of ordinary income; and (iii) either avoid interest charges resulting from PFIC status altogether, or make an annual election, subject to certain limitations, to defer payment of current taxes on his share of the Company’s annual realized net capital gain and ordinary earnings subject, however, to an interest charge. If the Electing U.S. Holder is not a corporation, such an interest charge would be treated as “personal interest” that is not deductible.

The procedure a U.S. Holder must comply with in making an effective QEF election, and the U.S. federal income tax consequences of the QEF election, will depend on whether the year of the election is the first year in the U.S. Holder’s holding period in which the Company is a PFIC. If the U.S. Holder makes a QEF election in such first year, i.e., a timely QEF election, then the U.S. Holder may make the QEF election by simply filing the appropriate QEF election documents at the time the U.S. Holder files his tax return for such first year. However, if the Company qualified as a PFIC in a prior year, then in addition to filing the QEF election documents, the U.S. Holder must elect to recognize (i) under the rules of Section 1291 of the Code (discussed herein), any gain that he would otherwise recognize if the U.S. Holder sold his stock on the qualification date or (ii) if the Company is a controlled foreign corporation, the U.S. Holder’s pro rata share of the Company’s post-1986 earnings and profits as of the qualification date. The qualification date is the first day of the Company’s first tax year in which the Company qualified as a QEF with respect to such U.S. Holder. The elections to recognize such gain or earnings and profits can only be made if such U.S. Holder’s holding period for the shares includes the qualification date. By electing to recognize such gain or earnings and profits, the U.S. Holder will be deemed to have made a timely QEF election. A U.S. Holder who made elections to recognize gain or earnings and profits after May 1, 1992 and before January 27, 1997 may, under certain circumstances, elect to change such U.S. Holder’s qualification date to the first day of the first QEF year. U.S. Holders are urged to consult a tax advisor regarding the availability of and procedure for electing to recognize gain or earnings and profits under the foregoing rules. In addition to the above rules, under very limited circumstances, a U.S. Holder may make a retroactive QEF election if such U.S. Holder failed to file the QEF election documents in a timely manner.

A QEF election, once made with respect to the Company, applies to the tax year for which it was made and to all subsequent tax years, unless the election is invalidated or terminated, or the IRS consents to revocation of the election. If a QEF election is made by a U.S. Holder and the Company ceases to qualify as a PFIC in a subsequent tax year, the QEF election will remain in effect, although not applicable, during those tax years in which the Company does not qualify as a PFIC. Therefore, if the Company again qualifies as a PFIC in a subsequent tax year, the QEF election will be effective and the U.S. Holder will be subject to the rules described above for Electing U.S. Holders in such tax year and any subsequent tax years in which the Company qualifies as a PFIC. In addition, the QEF election remains in effect, although not applicable, with respect to an Electing U.S. Holder even after such U.S. Holder disposes of all of his or its direct and indirect interest in the Company’s shares. Therefore, if such U.S. Holder reacquires an interest in the Company, that U.S. Holder will be subject to the rules described above for Electing U.S. Holders for each tax year in which the Company qualifies as a PFIC.

Generally, shareholders do not make a QEF election unless they have sufficient information to determine their proportionate shares of a corporation’s net capital gain and ordinary earnings. The Company has not calculated these amounts for any shareholder and do not anticipate making these calculations in the foreseeable future. Therefore, U.S. Holders of the Company’s common shares should consult their own financial advisor, legal counsel or accountant regarding the QEF election before making this election.

Other PFIC Rules. Under Section 1291(f) of the Code, the IRS has issued proposed Treasury Regulations that, subject to certain exceptions, would treat as taxable certain transfers of PFIC stock by Non-Electing U.S. Holders that are generally not otherwise taxed, such as gifts, exchanges pursuant to corporate reorganizations, and transfers at death. Generally, in such cases the basis of shares in the hands of the transferee and the basis of any property received in the exchange for those shares would be increased by the amount of gain recognized. However, the specific U.S. federal income tax consequences to the U.S. Holder and the transferee may vary based on the manner in which the common shares are transferred.

Certain special, generally adverse, rules will apply with respect to shares issued by the Company while it is a PFIC whether or not it is treated as a QEF. For example under Section 1298(b)(6) of the Code, a U.S. Holder who uses PFIC stock as security for a loan (including a margin loan) will, except as may be provided in Treasury regulations, be treated as having made a taxable disposition of such shares.

The PFIC rules are very complicated, and U.S. Holders should consult their own financial advisor, legal counsel or accountant regarding the PFIC rules, including the advisability of and procedure for making a QEF election or a mark-to-mark election, and how these rules may impact their U.S. federal income tax situation.

Foreign Tax Credit

A U.S. Holder who pays (or has withheld from distributions) Canadian or other foreign income tax with respect to the ownership of shares issued by the Company may be entitled, at the option of the U.S. Holder, to either receive a deduction or a tax credit for U.S. federal income tax purposes with respect to such foreign tax paid or withheld. Generally, it will be more advantageous to claim a credit because a credit reduces U.S. federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer’s income subject to U.S. federal income tax. This election is made on a year-by-year basis and applies to all foreign taxes paid by (or withheld from distributions to) the U.S. Holder during that year.

There are significant and complex limitations that apply to the foreign tax credit, among which is the general limitation that the credit cannot exceed the proportionate share of the U.S. Holder’s U.S. income tax liability that the U.S. Holder’s “foreign source” income bears to his or its worldwide taxable income. In applying this limitation, the various items of income and deduction must be classified as either “foreign source” or “U.S. source.” Complex rules govern this classification process. In addition, this limitation is calculated separately with respect to specific classes of income.

In addition, U.S. Holders that are corporations and that own 10% or more of the Company’s voting shares may be entitled to an “indirect” foreign tax credit under Section 902 of the Code with respect to the payment of dividends by the Company under certain circumstances and subject to complex rules and limitations. The availability of the foreign tax credit and the application of the limitations with respect to the foreign tax credit are fact specific, and each U.S. Holder of common shares issued by the Company should consult their own financial advisor, legal counsel or accountant regarding the foreign tax credit rules.

Information Reporting; Backup Withholding

Certain information reporting and backup withholding rules may apply with respect to certain payments related to shares issued by the Company. In particular, a payor or middleman within the U.S., or in certain cases outside the U.S., will be required to withhold at a current rate of 28% (which rate is scheduled for periodic adjustment) of any payments to a U.S. Holder regarding dividends paid by the Company, or proceeds from the sale of, such common shares within the U.S., if a U.S. Holder fails to furnish its correct taxpayer identification number (generally on Form W-9) or otherwise fails to comply with, or establish an exemption from, the backup withholding tax requirements. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a refund or a credit against the U.S. Holder’s U.S. federal income tax liability, provided the required information is furnished to the IRS. U.S. Holders should consult their own financial advisor, legal counsel or accountant regarding the information reporting and backup withholding rules applicable to the Company’s shares.

Other Considerations for U.S. Holders

In the following circumstances, the above sections of this discussion may not describe the U.S. federal income tax consequences to U.S. Holders resulting from the ownership and disposition of shares issued by a foreign corporation.

Controlled Foreign Corporation. If more than 50% of the total voting power or the total value of the Company’s outstanding shares is owned, directly or indirectly, by citizens or residents of the U.S., U.S. partnerships or corporations, or U.S. estates or trusts (as defined by the Code Section 7701(a)(30)), each of which own, directly or indirectly, 10% or more of the total voting power of the Company’s outstanding shares (each a “10% Shareholder”), the Company could be treated as a “Controlled Foreign Corporation” (“CFC”) under Section 957 of the Code.

The classification of the Company as a CFC would effect many complex results, including that 10% Shareholders would generally (i) be treated as having received a current distribution of the Company’s “Subpart F income” and (ii) would also be subject to current U.S. federal income tax on their pro rata shares of the Company’s earnings invested in “U.S. property.” The foreign tax credit may reduce the U.S. federal income tax on these amounts for such 10% Shareholders (See more detailed discussion at “Foreign Tax Credit” above). In addition, under Section 1248 of the Code, gain from the sale or other taxable disposition of the Company’s common shares by a U.S. Holder that is or was a 10% Shareholder at any time during the five-year period ending with the sale is treated as a dividend to the extent of the Company’s earnings and profits attributable to the common shares sold or exchanged.

If the Company is classified as both a PFIC and a CFC, it generally will not be treated as a PFIC with respect to 10% Shareholders. This rule generally will be effective for taxable years of 10% Shareholders beginning after 1997 and for its taxable years ending with or within such taxable years of 10% Shareholders.

The Company does not believe that it currently qualifies as a CFC. However, there can be no assurance that it will not be considered a CFC for the current or any future taxable year.

The CFC rules are very complicated, and U.S. Holders should consult their own financial advisor, legal counsel or accountant regarding the CFC rules and how these rules may impact their U.S. federal income tax situation.

10.F.        Dividends and Paying Agents

Not applicable.

10.G.        Statements by Experts

The consolidated financial statements of Norsemont Mining Inc. as of June 30, 2006 and 2005, and for each of the years in the three-year period ended June 30, 2006 have been included herein in reliance upon the report of KPMG LLP, Chartered Accountants, 777 Dunsmuir Street, Vancouver, BC, V7Y 1K3, Canada, independent public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

Certain information in this Registration Statement has been extracted from a technical report prepared by James A. McCrea, P.Geo., dated November 8, 2006 with Mr. McCrea’s consent. Mr. McCrea’s report has also been included as an exhibit to this Registration Statement with his consent.

H.        Documents on Display

The Company has filed with the Securities and Exchange Commission this Registration Statement on Form 20-F, including exhibits, under the Exchange Act with respect to the Company’s common shares.

You may read and copy all or any portion of the Registration Statement of other information in our files in the Commission’s public reference room at 100 F. Street, NE, Room 1580, Washington, D.C. 20549. You may request copies of these documents upon payment of a duplicating fee, by writing to the Commission. Please call the Commission at 1-800-SEC-0330 for further information on the operation of the public reference rooms.

I.        Subsidiary Information

Not applicable.

ITEM 11.        QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

              Foreign Currency Risk

The Company is engaged in resource exploration and related activities and its resource property interests are all currently in the exploration stage. The Company’s operations are limited to exploring those properties located in Peru and administrative operations in Canada. The Company’s functional currency and the currency in which it reports its financial statements are Canadian dollars; however, the Company conducts a major part of its activities in U.S. dollars and Peruvian New Sol and is therefore affected by variations in exchange rates. The Company does not have foreign currency hedges in place. The Company considers the amount of risk to be manageable and does not currently, nor is it likely in the foreseeable future to, conduct hedging to reduce its exchange rate risk.

Foreign exchange losses recognized in the determination of net loss for the year ended June 30, 2006 were $10,548 (2005 - $nil; 2004 - $nil).

              Interest Rate Risk

The Company’s exposure to market rate risk for changes in interest rates relates primarily to its investment portfolio. The investment of cash is regulated by the Company’s investment policy of which the primary objective is the security of principal. Among other selection criteria, the investment policy states that the term to maturity of investments cannot exceed one year in length. The Company invests its cash in a variety of short-term financial instruments, including government bonds, commercial paper and money market instruments. The Company’s portfolio consists primarily of investment grade securities to minimize credit risk. These investments are typically denominated in Canadian dollars. Cash balances in foreign currencies are operating balances and are only invested in demand or short-term deposits of the local operating bank. The Company does not use derivative financial instruments in its investment portfolio.

Investments in both fixed rate and floating rate interest earning instruments carry a degree of interest rate risk. Fixed rate securities may have their fair market value adversely impacted because of a rise in interest rates, while floating rate securities may produce less income than expected if interest rates fall. Due in part to these factors, the Company’s future investment income may fall short of expectations because of changes in interest rates or it may suffer losses in principal if forced to sell securities that have seen a decline in market value because of changes in interest rates.

While interest income on the Company’s cash, cash equivalents, and short-term investments is subject to interest rate fluctuations, the Company believes that the impact of these fluctuations does not have a material effect on its financial position due to the short-term nature of these financial instruments. The Company’s interest income and interest expense are most sensitive to the general level of interest rates in Canada. Sensitivity analysis is used to measure the Company’s interest rate risk. Based on analysis of the Company’s balances as of June 30, 2006, a 100 basis-point adverse change in interest rates would not have a material effect on the Company’s consolidated financial position, results of operation, or cash flows.

              Commodity Price Risk

While the value of the Company’s resource properties can always be said to relate to the price of precious metals and the outlook for same, the Company currently does not have any operating mines and hence, does not have any hedging or other commodity based risk in respect of its operations.

ITEM 12.        DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

None.

PART II

ITEM 13.        DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14.        MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.        CONTROLS AND PROCEDURES

Not applicable.

ITEM 16.        [RESERVED]

ITEM 16.A.     AUDIT COMMITTEE FINANCIAL EXPERT

Not applicable.

ITEM 16.B.      CODE OF ETHICS

Not applicable.

ITEM 16.C.      PRINCIPAL ACCOUNTANT FEES AND SERVICES

Not applicable.

ITEM 16.D.      EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16.E.       PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

PART III

ITEM 17.        FINANCIAL STATEMENTS

The consolidated financial statements have been prepared in accordance with Canadian GAAP and are presented in Canadian dollars. There are no material measurement differences between United States and Canadian GAAP. A discussion of the possible variations in the accounting principles used between Canadian GAAP and United States GAAP is set forth in Note 12 to the audited consolidated financial statements for the years ended June 30, 2006, 2005 and 2004 and Note 13 to the unaudited interim consolidated financial statements for the six months ended December 31, 2006 and 2005.

Financial Statements

Consolidated Financial Statements of

NORSEMONT MINING INC.

Years ended June 30, 2006, 2005 and 2004

KPMG LLP	Telephone	(604) 691-3000
Chartered Accountants	Fax	(604) 691-3031
PO Box 10426 777 Dunsmuir Street	Internet	www.kpmg.ca
Vancouver BC V7Y 1K3
Canada

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of Norsemont Mining Inc.

We have audited the accompanying consolidated balance sheets of Norsemont Mining Inc. (the Company) as of June 30, 2006 and 2005 and the related consolidated statements of operations and deficit and cash flows for each of the years in the three-year period ended June 30, 2006. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our audit opinion.

As discussed in note 3 to the consolidated financial statements, the Company changed its method of accounting for mineral property exploration costs and restated its financial statements as of June 30, 2006 and 2005 and for the years then ended for stock-based compensation.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Norsemont Mining Inc. as of June 30, 2006 and 2005 and the results of its operations and its cash flows for each of the years in the three-year period ended June 30, 2006 in accordance with Canadian generally accepted accounting principles.

Canadian generally accepted accounting principles vary in certain significant respects from U.S. generally accepted accounting principles. Information relating to the nature and effect of such measurement differences is presented in note 12 to the consolidated financial statements.

Chartered Accountants

Vancouver, Canada

January 26, 2007, except as to note 11(d)
which is as of February 23, 2007

KPMG LLP, a Canadian limited liability partnership is the Canadian member firm of KPMG International, a Swiss cooperative.

NORSEMONT MINING INC.
Consolidated Balance Sheets
(Expressed in Canadian dollars)

June 30, 2006 and 2005

	2006	2005
	(Restated	(Restated
	- note 3)	- note 3)

Assets

Current assets:
Cash and cash equivalents	$681,944	$2,414,242
Short-term investments (market value, June 30, 2006 -
$10,126,950)	10,095,300	-
Receivables	36,594	10,655
Prepaid expenses	69,083	2,500
	10,882,921	2,427,397

Furniture, equipment and leasehold improvements (note 4)	224,435	29,409

Mineral properties and deferred exploration costs (note 5)	99,392	-

Deposit on mineral properties	-	98,911

	$11,206,748	$2,555,717

Liabilities and Shareholders’ Equity

Current liabilities
Accounts payable and accrued liabilities	$537,639	$24,391
Due to related parties	37,588	21,299
	575,227	45,690

Shareholders’ equity:
Share capital (note 6(b))	25,309,440	10,893,340
Share subscriptions	-	1,750
Contributed surplus (note 6(e))	4,032,526	334,265
Deficit	(18,710,445)	(8,719,328)
	10,631,521	2,510,027

Nature of operations (note 1)
Commitments (note 10)
Subsequent events (notes 5(a) and 11)

	$11,206,748	$2,555,717

See accompanying notes to consolidated financial statements.

Approved on behalf of the Board:

“Marc E. Levy”	Director	“Tony M. Ricci”	Director

1

NORSEMONT MINING INC.
Consolidated Statements of Operations and Deficit
(Expressed in Canadian dollars)

Years ended June 30, 2006 and 2005

	2006	2005	2004
	(Restated	(Restated	(Restated
	- note 3)	- note 3)	- note 3)

Expenses:
Advertising, promotion and travel
Incurred	$846,921	$50,874	$22,869
Stock-based compensation	-	34,866	-
Amortization	34,686	1,989	900
Consulting fees:
Incurred	365,301	62,440	12,962
Stock-based compensation	1,645,217	83,239	16,490
Foreign exchange loss	10,548	-	-
Interest and bank charges	4,710	4,792	15,573
Loan finance fee	-	20,000	-
Management fees (note 7):
Incurred	171,000	132,800	15,500
Stock-based compensation	304,582	34,959	-
Mineral property exploration expenditures
(note 5):
Incurred	4,812,349	534,419	18,860
Stock-based compensation	130,980	44,220	-
Office, rent and administration	163,064	76,106	21,442
Professional fees:
Incurred	206,195	61,807	18,739
Stock-based compensation	288,756	-	-
Property examination costs	-	-	9,163
Regulator, transfer agent and shareholder
information	162,993	68,935	17,371
Wages and benefits and directors fees:
Incurred	110,393	32,845	-
Stock-based compensation	903,242	87,226	33,265
	10,160,937	1,331,517	203,134

Other items:
Interest and other investment income	108,015	5,753	-
Gain on settlement of debt	-	-	36,995
Gain on sale of short-term investments	61,805	-	-
	169,820	5,753	36,995

Loss for the year	(9,991,117)	(1,325,764)	(166,139)

Deficit, beginning of year:
As previously reported	(8,003,129)	(7,388,563)	(7,140,845)
Change in accounting for mineral exploration
expenditures (note 3(a))	(582,793)	(5,001)	(86,580)
Adjustment related to accounting for
stock- based compensation (note 3(b))	(133,406)	-	-
As restated	(8,719,328)	(7,393,564)	(7,227,425)

Deficit, end of year	$(18,710,445)	$(8,719,328)	$(7,393,564)

Basic and diluted loss per share	$(0.45)	$(0.09)	$(0.01)

Weighted average number of shares outstanding	22,128,747	14,805,365	11,189,319

See accompanying notes to consolidated financial statements.

2

NORSEMONT MINING INC.
Consolidated Statements of Cash Flows
(Expressed in Canadian dollars)

Years ended June 30, 2006 and 2005

	2006	2005	2004
	(Restated	(Restated	(Restated
	- note 3)	- note 3)	- note 3)

Cash provided by (used in):

Operations:
Loss for the year	$(9,991,117)	$(1,325,764)	$(166,139)
Items not involving cash:
Amortization	34,686	1,989	900
Loan finance fee	-	20,000	-
Gain on settlement of debt	-	-	(36,995)
Shares issued for mineral property	745,000	125,000	-
Stock-based compensation	3,272,777	284,510	49,755
Changes in non-cash working capital:
Receivables	(25,939)	(7,325)	(3,330)
Prepaid expenses	(66,583)	2,500	(5,000)
Accounts payable and accrued liabilities	513,248	(35,323)	37,244
	(5,517,928)	(934,413)	(123,565)

Financing:
Issuance of shares, net of share issue costs	14,094,834	3,363,332	78,000
Share subscriptions	-	-	44,500
Shares to be issued	-	-	20,000
Due to related parties	16,289	6,832	55,645
	14,111,123	3,370,164	198,145

Investments:
Short- term investments	(10,095,300)	-	-
Deposit on mineral properties	-	(98,911)	-
Purchase of furniture and equipment and
leasehold improvements	(230,193)	(26,450)	(1,348)
	(10,325,493)	(125,361)	(1,348)

Increase (decrease) in cash and cash
equivalents	(1,732,298)	2,310,390	73,232

Cash and cash equivalents, beginning of year	2,414,242	103,852	30,620

Cash and cash equivalents, end of year	$681,944	$2,414,242	$103,852

Supplementary information:
Cash paid during the year:
Interest	$-	$-	$-
Income taxes	-	-	-
Non-cash investing and financing activities:
Transfer of contributed surplus on
exercise of options (note 6(e))	193,571	-	-
Warrants issued for services:
Share issue costs	619,055	-	-
Shares issued for loan finance	-	20,000	-
Shares issued for settlement of debt	-	-	206,804
Shares issued and paid for in prior year	-	62,750	-
Shares issued for share subscriptions
previously received	1,750	-	-

See accompanying notes to consolidated financial statements.

3

NORSEMONT MINING INC.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)

Years ended June 30, 2006, 2005 and 2004

1.	Nature of operations:

The Company was incorporated in 1977 in British Columbia. The Company’s principal activities include acquiring and exploring mineral properties. On January 27, 2005, the Company changed its name from Consolidated Norsemont Ventures Ltd. to Norsemont Mining Inc.

The Company is in the process of exploring its mineral properties and has not yet determined whether these properties contain mineral reserves that are economically recoverable. The underlying value and recoverability of the amounts shown for mineral properties and deferred exploration costs is dependent upon the ability of the Company to complete exploration and development and discover economically recoverable reserves and upon future profitable production or proceeds from disposition of the Company’s mineral properties. As a mining company in the exploration stage, the future ability of the Company to conduct exploration and development will be affected principally by its ability to raise adequate amounts of capital through equity financings, debt financings, joint venturing of projects and other means. Failure to discover economically recoverable reserves will require the Company to write-off costs capitalized to-date.

2.	Significant accounting policies:

	(a)	Basis of consolidation:

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and are reconciled with those generally accepted in the United States as explained in note 12. They include the accounts of the Company and its wholly-owned subsidiary, Norsemont Peru S.A.C., incorporated in Peru. All intercompany amounts and transactions have been eliminated on consolidation.

	(b)	Cash and cash equivalents:

Cash and cash equivalents consist of highly liquid short-term investments that are readily convertible to known amounts of cash and have maturities of three months or less when acquired.

	(c)	Short-term investments:

Short-term investments are marketable securities that will be realized beyond three months. Short- term investments are recorded at lower of cost and market.

	(d)	Value added taxes recoverable:

The Company incurs value added tax (VAT) in Peru. Effective August 29, 2006, the Company entered into an agreement with the Ministry of Energy and Mines to recover such amounts incurred after that date. VAT paid related to mineral property expenditures prior to the effective date of the agreement are only recoverable when future sales revenues are earned from the related mineral properties by offsetting the VAT otherwise payable at that time. VAT payments incurred prior to August 29, 2006 are uncertain of collection and have been expensed and included in mineral property exploration expenditures.

4

NORSEMONT MINING INC.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)

Years ended June 30, 2006, 2005 and 2004

2.	Significant accounting policies (continued):

	(e)	Furniture, equipment and leasehold improvements:

Furniture, equipment and leasehold improvements are carried at cost less accumulated amortization. Amortization is determined at rates which will reduce original cost to estimated residual value over the useful life of each asset. The annual rates used to compute amortization are as follows:

Asset	Basis	Rate

Computers	Declining-balance	30% per annum
Furniture and office equipment	Declining-balance	20% per annum
Leasehold improvements	Straight-line	Lesser of useful life
and term of lease

(f)	Mineral properties:

The Company retroactively changed its accounting policy for mineral property exploration expenditures in its quarter ended December 31, 2006 (Note 3(a)). The Company expenses, as incurred, exploration expenditures, periodic option payments related to mineral properties and administrative and land use costs incurred prior to commercial feasibility of mining operations being established. The Company previously capitalized these expenditures. Mineral property acquisition expenditures under which the Company acquired a percentage ownership interest in a mineral property continue to be capitalized.

(g)	Impairment of long-lived assets:

The Company assesses the impairment of long-lived assets, which consist of mineral property interests (including deferred exploration costs) and equipment, whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. Recoverability of a long -lived asset is then determined by a comparison of the carrying value of the asset to future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the amount of the impairment is measured by the amount by which the carrying amount of the asset exceeds its fair value.

(h)	Asset retirement obligations:

The fair value of a liability for an asset retirement obligation, such as site reclamation costs, is recognized in the period in which it is incurred if a reasonable estimate of the fair value of the costs to be incurred can be made. The Company is required to record the estimated present value of future cash flows associated with site reclamation as a liability when the liability is incurred and increase the carrying value of the related assets for that amount. Subsequently, these capitalized asset retirement costs will be amortized to expense over the life of the related assets using the unit- of-production method. At the end of each period, the liability is increased to reflect the passage of time (accretion expense) and changes in the estimated future cash flows underlying any initial fair value measurements (additional asset retirement costs).

As at June 30, 2006 and 2005, the Company has determined that it does not have material obligations for asset retirement obligations.

5

NORSEMONT MINING INC.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)

Years ended June 30, 2006, 2005 and 2004

2.	Significant accounting policies (continued):

	(i)	Stock-based compensation:

The Company has a stock- based compensation plan which is described in note 6(c). The Company accounts for all stock-based payments and awards under the fair value based method.

Under the fair value based method, stock-based payments to non-employees are measured at the fair value of the consideration received, or the fair value of the equity instruments issued, or liabilities incurred, whichever is more reliably measurable. The fair value of stock-based payments to non- employees is periodically re-measured until counterparty performance is complete, and any change therein is recognized over the vesting period of the award and in the same manner as if the Company had paid cash instead of paying with or using equity instruments. The cost of stock -based payments to non -employees that are fully vested and non -forfeitable at the grant date is measured and recognized at that date.

Compensation cost attributable to awards to employees is measured at fair value at the grant date and recognized over the vesting period. Compensation cost attributable to awards to employees that call for settlement in cash or other assets is measured at intrinsic value and recognized over the vesting period. Changes in intrinsic value between the grant date and the measurement date result in a change in the measure of compensation cost. Compensation cost is generally recognized on a straight-line basis over the vesting period .

During the years ended June 30, 2006, 2005 and 2004, the Company granted stock options to directors, officers, employees and non-employees as set out in note 6(c).

	(j)	Future income taxes:

The Company uses the asset and liability method of accounting for income taxes. Under the asset and liability method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and loss carryforwards recognized for tax purposes. Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of future changes in tax rates is recognized in income in the period that included the date of substantive enactment. To the extent that it is not more likely than not that a future tax asset will be realized, a valuation allowance is provided.

6

NORSEMONT MINING INC.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)

Years ended June 30, 2006, 2005 and 2004

2.	Significant accounting policies (continued):

	(k)	Earnings (loss) per share:

The Company calculates basic earnings (loss) per share using the weighted average number of common shares outstanding during the period excluding escrowed shares for which the release is subject to the satisfaction of performance criteria. Diluted net earnings (loss) per share is calculated using the treasury stock method. Under the treasury stock method, the weighted average number of common shares outstanding assumes that the proceeds to be received on the exercise of dilutive stock options and warrants are applied to repurchase common shares at the average market price for the period in calculating the net dilution impact. Stock options and warrants are dilutive when the Company has income from continuing operations and the average market price of the common shares during the period exceeds the exercise price of the options and warrants. For all periods presented, diluted loss per share is the same as basic loss per share as the stock options and warrants outstanding are anti -dilutive.

	(l)	Foreign currency transactions:

The functional currency of the Company and its subsidiary is the Canadian dollar. Monetary assets and liabilities denominated in foreign currency are translated into Canadian dollars at the rate of exchange prevailing at the balance sheet date. Non-monetary items are translated at rates of exchange in effect when the amounts were acquired or obligations incurred. Revenue and expenses are translated at rates in effect at the time of the transaction. Foreign exchange gains and losses are recognized in the determination of net earnings (loss) in the year in which they arise.

	(m)	Measurement uncertainty:

The presentation of financial statements requires management to make estimates and assumptions which affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the period. Significant areas requiring the use of estimates include the assessment of impairment of long-lived assets including mineral properties, amortization periods of furniture, equipment and leasehold improvements, valuation of stock-based compensation, and the estimation of future income tax asset valuation allowances. Actual results could differ from those estimates.

	(n)	Comparative figures:

Certain comparative figures have been reclassified to conform to the presentation adopted in the current year.

7

NORSEMONT MINING INC.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)

Years ended June 30, 2006, 2005 and 2004

3.	Change in mineral property accounting policy and adjustment related to accounting for stock-based compensation:

(a) Mineral properties change in accounting policy:

The Company changed its accounting policy for mineral property exploration expenditures in its quarter ended December 31, 2006. Prior to October 1, 2006, mineral property acquisition and exploration expenditures were capitalized on a property by property basis. The Company is in the process of filing a registration statement on Form 20-F with the Securities and Exchange Commission in the United States. As a result, in order to minimize the differences between Canadian and US GAAP, the Company changed its policy, on a retroactive basis, to expense, as incurred, exploration expenditures, periodic option payments related to mineral properties and administrative and land use costs incurred prior to commercial feasibility of mining operations being established. Mineral property acquisition expenditures continue to be capitalized. As a result of this change, deficit as at June 30, 2006 increased by $5,439,750 (2005 - $582,793; 2004 - $5,001), net loss increased by $4,856,957 for the year ended June 30, 2006 (2005 - $577,792; 2004 - ( $81,579)) and capitalized mineral property costs decreased by $5,439,750 at June 30, 2006 and by $582,793 at June 30, 2005, all as compared to amounts previously reported.

(b) Adjustment related to accounting for stock- based compensation:

The Company has restated its consolidated financial statements for the year ended June 30, 2005 as previously presented to reflect corrections related to recognition of compensation expense for stock options granted to directors, officers, employees and non-employees of the Company. As a result of this restatement, deficit as at June 30, 2006 and 2005 and net loss for the year ending June 30, 2005 increased by $133,406, contributed surplus increased by $177,626 as at June 30, 2006 and 2005 and mineral properties as at June 30, 2006 and 2005, prior to the change in accounting policy described in 3(a), increased by $44,200, all as compared to amounts previously reported.

The combined effect of (a) and (b) above was to increase the net loss for the year ended June 30, 2005 by $711,198 to $1,325,764 and the net loss per share increased by $0.05 to $0 .09 per share.

4.	Furniture, equipment and leasehold improvements:

		Accumulated	Net book
2006	Cost	amortization	value

Computers	$76,132	$30,135	$45,997
Furniture and office equipment	188,089	32,744	155,345
Leasehold improvements	26,942	3,849	23,093

	$291,163	$66,728	$224,435

		Accumulated	Net book
2005	Cost	amortization	value

Office equipment	$61,451	$32,042	$29,409

8

NORSEMONT MINING INC.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)

Years ended June 30, 2006, 2005 and 2004

5.	Mineral properties and continuity of mineral properties exploration expenditures:

	2006	2005

Mineral property acquisition costs - Amata (b)	$99,392	$-

Continuity of mineral properties expenditures by year and cumulative is as follows:

	Peru			B.C., Canada
					Roberto
	Constancia	Amata	Joss’alun	Nome claims	property	Total
	(a)	(b)	(c)	(d)	(e)

Balance, June 30, 2003	$-	$-	$-	$86,580	$-	$86,580
Option related payments:
Cash consideration	-	-	5,000	-	7,500	12,500
Exploration:
Project administration	-	-	-	3,360	3,000	6,360
Exploration and related costs	-	-	5,000	3,360	10,500	18,860

Balance, June 30, 2004	-	-	5,000	89,940	10,500	105,440
Option related payments:
Cash consideration	309,118	-	-	-	-	309,118
Common shares	96,000	-	29,000	-	-	125,000
Exploration:
Equipment rental	3,181	-	-	-	-	3,181
Field costs	14,290	-	44,511	-	-	58,801
Professional fees	13,503	-	-	-	-	13,503
Property payments	3,327	-	-	847	-	4,174
Project administration	10,529	-	4,501	-	-	15,030
Stock-based compensation	44,220	-	-	-	-	44,220
Travel and accommodation	5,612	-	-	-	-	5,612
Exploration and related costs	499,780	-	78,012	847	-	578,639

Balance, June 30, 2005	499,780	-	83,012	90,787	10,500	684,079
Option related payments:
Cash consideration	525,735	-	-	-	-	525,735
Common shares	745,000	-	-	-	-	745,000
Exploration:
Analysis	237,941	50,108	-	-	-	288,049
Drilling	1,437,960	-	-	-	-	1,437,960
Equipment rental	107,349	20,304	-	-	-	127,653
Field costs	216,434	9,710	-	-	-	226,144
Professional fees	328,330	53,253	-	-	-	381,583
Project administration	49,136	889	-	-	-	50,025
Property payments	136,674	43,884	-	3,360	-	183,918
Stock-based compensation	130,980	-	-	-	-	130,980
Taxes	393,746	28,259	-	-	-	422,005
Travel and accommodation	157,073	19,876	-	-	-	176,949
Wages and benefits	240,098	7,230	-	-	-	247,328
Exploration and related costs	4,706,456	233,513	-	3,360	-	4,943,329

Balance, June 30, 2006	$5,206,236	$233,513	$83,012	$94,147	$10,500	$5,627,408

9

NORSEMONT MINING INC.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)

Years ended June 30, 2006, 2005 and 2004

5.	Mineral properties and continuity of mineral properties exploration expenditures (continued):

	(a)	Constancia property, Peru:

On February 9, 2005, the Company signed an agreement with Rio Tinto Mining and Exploration Ltd. (Rio Tinto) whereby the Company may acquire up to a 70% interest in the Constancia copper-gold- molybdenum porphyry deposit located in Chumbivilcas Province, Peru. This includes an initial option to acquire an undivided 51% interest in the Constancia project by making property payments of US$5,000,000, completing work expenditures of US$7,800,000 and issuing 1,250,000 common shares of the Company (or cash in lieu of shares) over a period ending October 31, 2009.

Upon exercise of the initial option, Rio Tinto has the right to claw back an undivided 17% interest, provided global reserve estimates contained in the property are not less than four million tonnes (8,818 million pounds) of copper, by paying the Company up to 300% of the Company’s net cash payments on the project. If Rio Tinto does not exercise its claw back right, the Company may acquire an additional 9% interest for US$3,750,000 or an additional 19% interest for US$8,000,000.

The Company issued 150,000 common shares as finder’s fee at a fair value of $96,000 in connection with this transaction.

The cash payment, share issuance and work expenditure schedule is as follows:

			Exploration
Option exercise schedule	Cash (US$)		expenditures (US$)
					Shares

On signing of LOI	$10,000	(1)	$-		-
45 days following LOI	90,000	(1)	-		-
April 20, 2005	150,000	(1)	-		-
June 30, 2005	-		-		250,000	(2)
October 2005	200,000	(1)	500,000	(3)	-
April 2006	250,000	(1)	500,000	(3)	-
June 30, 2006	-		-		250,000	(2)
October 2006	300,000	(1)	500,000	(3)	-
April 20, 2007	400,000		-		-
June 30, 2007	-		-		250,000
October 2007	500,000		1,300,000		-
April 2008	500,000		1,000,000		-
June 30, 2008	-		-		250,000
October 2008	750,000		1,500,000		-
October 2009	1,850,000		2,500,000		250,000

Total	$5,000,000		$7,800,000		1,250,000

(1)	Paid.
(2)	Issued during the year ended June 30, 2006.
(3	Incurred; the Company expended $3,435,721 for exploration during the year ended June 30, 2006.

10

NORSEMONT MINING INC.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)

Years ended June 30, 2006, 2005 and 2004

5.	Mineral properties and continuity of mineral properties exploration expenditures (continued):

	(b)	Amata property, Peru:

On September 5, 2005, the Company signed a letter agreement with Rio Tinto Mining and Exploration Ltd. whereby the Company acquired a 100% interest in 13 mineral properties known as the Amata Project in southern Peru plus property studies, for a total consideration of US $80,000, which was paid as of June 30, 2006. The Company expended $233,513 for exploration during the year ended June 30, 2006 .

	(c)	Joss’alun Copper Property:

On June 18, 2004, the Company entered into an option agreement with Copper Ridge Exploration Inc. (Copper Ridge), whereby the Company could earn a 51% interest in the Joss’alun Copper Property, Atlin Mining Division, BC, Canada. Under the terms of the Agreement, the Company would acquire a 51% undivided interest in the property for consideration of $5,000 in cash, 300,000 treasury shares and $900,000 of work expenditure commitment. The Company paid $5,000 in cash, expensed $49,012 in exploration expenditures and issued 100,000 common shares with a fair value of $29,000.

During the year ended June 30, 2006, the Company terminated the option agreement.

	(d)	Nome claims:

During the year ended June 30, 1995, the Company entered into an option agreement to acquire a 40% interest in the Nome 1-2 mineral claims, Laird Mining Division, British Columbia, Canada for a total consideration of 100,000 common shares of the Company. The vendors retained a 1.5% net smelter return royalty. During the year ended June 30, 2004, the Company abandoned its option. The Company subsequently acquired a 100% interest in Nome #1 by staking.

	(e)	Roberto property:

During the year ended June 30, 2004, the Company entered into an option agreement with Ballard Gold Silver Ltd., whereby the Company may earn up to 60% interest in the Roberto Silver prospect, Peru, by making cash payments totaling $445,000 and issuing 900,000 common shares of the Company and incurring $1,300,000 in exploration expenditures over a four-year period. The Company paid $7,500 pursuant to the agreement.

On January 28, 2004, the Company terminated the option agreement.

11

NORSEMONT MINING INC.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)

Years ended June 30, 2006, 2005 and 2004

5.	Mineral properties and continuity of mineral properties exploration expenditures (continued):

	(f)	Corcovado property, Province of Chubut, Argentina:

On March 14, 2003, the Company signed an option agreement with IMA Explorations Inc. (now Golden Arrow Resources Corporation) whereby the Company may acquire a 75% undivided interest in Expediente No. 13892/02 (Corcovado property) located in the Province of Chubut, Argentina by issuing 800,000 shares of the Company over 24 months and incurring $1,260,000 in exploration and/or development expenditures over 4 years. The completion of the agreement is subject to approval by regulatory authorities. No shares have been issued to date and no exploration expenditures have been incurred.

6.	Share capital:

(a)	Authorized:

Unlimited number of common shares without par value (2004 - 100,000,000)

(b)	Issued and outstanding:

	Number
	of shares	Amount

Balance, June 30, 2003	9,414,785	$7,037,454
Issued for cash pursuant to:
Exercise of warrants	780,000	78,000
Issued to settle debt (note 7 and ( vi))	1,471,140	147,114
Issued to settle debt (note 7)	1,193,800	59,690

Balance, June 30, 2004	12,859,725	7,322,258
Bonus shares issued for loan	22,222	20,000
Issued on acquisition of mineral properties
(notes 5(a) and 5(d))	250,000	125,000
Issued for cash pursuant to:
Private placements (v)	5,465,878	3,528,703
Exercise of options	73,500	15,110
Exercise of warrants	421,000	90,350
Finders’ fees	27,800	-
Share issue costs	-	(208,081)

Balance, June 30, 2005	19,120,125	10,893,340
Issued for cash pursuant to:
Private placement (i)	3,500,000	14,000,000
Exercise of options ( ii)	494,850	324,067
Exercise of warrants (iii)	1,490,403	1,135,330
Issued on acquisition of mineral property
(notes 5(a) and (iv))	500,000	745,000
Share issue costs	-	(1,788,297)

Balance, June 30, 2006	25,105,378	$25,309,440

12

NORSEMONT MINING INC.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)

Years ended June 30, 2006, 2005 and 2004

6.	Share capital (continued):

	(b)	Issued and outstanding (continued):

(i)

During the year ended June 30, 2006, the Company completed a non-brokered private placement of 3,500,000 units at $4.00 per unit for gross proceeds of $14,000,000. Each unit consisted of one common share and one- half of one common share purchase warrant. Each whole share purchase warrant entitles the holder to acquire one additional common share at an exercise price of $4.75 per common share for a period of two years expiring January 19, 2008. If the closing price of the Company’s share is $6.00 or higher for 10 consecutive trading days, the Company may give notice of an accelerated expiry date. The Company paid cash of $1,120,000 and issued 350,000 share purchase warrants exercisable at a price of $4.75 per share for a period of two years expiring January 19, 2008, as finder’s fees on this private placement.

(ii)

During the year ended June 30, 2006, 494,850 common shares were issued for gross proceeds of $130,496 on exercise of options. In addition, a reclassification of $193,571 from contributed surplus to share capital was recorded on the exercise of these options.

		(iii)	During the year ended June 30, 2006, 1,490,403 common shares were issued for gross proceeds of $1,135,330 on exercise of warrants.

(iv)

During the year ended June 30, 2006, the Company issued 250,000 shares with a fair value of $0.91 per share and 250,000 shares with a fair value of $2.07 per share pursuant to the Constancia property option agreement (note 5(a)).

(v)

During the year ended June 30, 2005, the Company completed a non-brokered private placement of 600,000 units at $0 .20 per unit for gross proceeds of $120,000. Each unit consisted of one common share and one share purchase warrant. Each share purchase warrant entitled the holder to acquire an additional common share at an exercise price of $0.30 for a period of one year expiring August 13, 2005. The Company paid cash of $3,050 and issued 17,500 units as finder’s fees on this private placement.

During the year ended June 30, 2005, the Company completed a non-brokered private placement of 880,000 units at $0.25 per unit for gross proceeds of $220,000. Each unit consisted of one common share and one-half of a share purchase warrant. Each whole share purchase warrant entitled the holder to acquire an additional common share at an exercise price of $0.35 per common share for a period of one year expiring November 17, 2005. The Company paid cash of $3,341 and issued 10,300 units as finder’s fees on this private placement.

During the year ended June 30, 2005, the Company completed a non-brokered private placement of 3,985,878 units at $0.80 per unit for gross proceeds of $3,188,703. Each unit consisted of one common share and one share purchase warrant. Each share purchase warrant entitles the holder to purchase an additional common share at $1.10 for a period of two years expiring May 16, 2007. If the closing price of the Company’s share is $2.00 or higher, for 20 consecutive days, the Company may give notice of an accelerated expiry date. As of June 30, 2006, the Company has earned the right to accelerate the expiry date but has not exercised this right. The Company paid cash of $201,601 as finder’s fees on this private placement.

13

NORSEMONT MINING INC.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)

Years ended June 30, 2006, 2005 and 2004

6.	Share capital (continued):

	(b)	Issued and outstanding (continued):

(vi)

During the year ended June 30, 2004, the Company completed a settlement of debt with creditors of $57,077 by the issuance of 570,770 common shares of the Company. The Company also completed a settlement of debt owing to related parties in the amount of $113,786 by the issuance of 900,370 common shares (note 7).

	(c)	Stock options:

The Company established a stock option plan under which the Company may grant incentive stock options for the purchase of common shares of the Company to its officers, directors, and consultants. Stock options are non-transferable and the aggregate number of shares that may be reserved for issuance pursuant to stock options may not exceed certain levels and may not exceed 5% to any individual (maximum of 2% to any consultant). Shareholders approved an increase in the authorized number of common shares that may be granted under the plan from 2,735,445 to 4,106,963 on December 6, 2005. The exercise price of stock options is determined by the Board of Directors of the Company at the time of grant, but cannot be less than market price on the Exchange, less permissible discounts. Options have a maximum term of five years and terminate on the date of termination of the optionee’s employment, except in the case of death, in which case the options terminate 120 days after the event. If terminated with cause, any outstanding options held by the optionee on the day of termination shall be cancelled. Vesting of options is made during periodic intervals approved by the Exchange, namely 12.5% of the options upon Exchange approval and 12.5% every three months thereafter. Once vested, options are exercisable at any time.

A summary of the status of the options outstanding follows:

		Weighted
	Number	average
	of options	exercise price

Balance, June 30, 2003	-	$-
Granted	1,100,000	0.12
Exercised	-	-
Cancelled/expired	-	-

Balance, June 30, 2004	1,100,000	0.12
Granted	1,325,000	0.46
Exercised	(73,500)	(0.21)
Cancelled/expired	(250,400)	(0.56)

Balance, June 30, 2005	2,101,100	0.27
Granted	2,285,000	1.78
Exercised	(494,850)	(0.26)
Cancelled/expired	(437,500)	(0.26)

Balance, June 30, 2006	3,453,750	$1.29

14

NORSEMONT MINING INC.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)

Years ended June 30, 2006, 2005 and 2004

6.	Share capital (continued):

	(c)	Stock options (continued):

The following table summarizes the stock options outstanding and exercisable at June 30, 2006:

Number of shares	Exercise price	Expiry date	Exercisable

300,000	$0.10	March 23, 2009	300,000
39,600	$0.19	June 10, 2009	39,600
104,000	$0.19	June 16, 2009	104,000
465,000	$0.26	November 22, 2009	406,875
100,000	$0.50	February 1, 2010	75,000
150,000	$0.76	March 7, 2010	112,500
95,000	$0.80	June 19, 2010	59,375
300,000	$0.80	July 5, 2010	150,000
35,000	$0.80	July 24, 2010	17,500
673,750	$1.00	July 28, 2010	336,875
206,400	$1.06	August 17, 2010	103,200
260,000	$1.33	August 21, 2010	130,000
140,000	$2.38	September 9, 2010	70,000
350,000	$4.00	April 13, 2011	43,750
125,000	$4.00	April 3, 2011	15,625
110,000	$2.70	May 8, 2011	13,750

3,453,750			1,978,050

During the year ended June 30, 2006, under the fair-value-based method of recording stock compensation, $3,272,777 (2005 - $784,510; 2004 - $49,755) in compensation expense was recorded in the consolidated statements of operations.

The compensation costs reflected in these consolidated financial statements were calculated using the Black-Scholes option pricing model using the following weighted average assumptions:

	2006	2005	2004

Risk free interest rate	3.9%	3.3%	4.0%
Expected dividend yield	0%	0%	0%
Stock price volatility	88%	86%	436%
Expected life of options	2.79 years	3.25 years	5 years

The weighted average fair value of options granted during the year ended June 30, 2006 was $2.12 (2005 - $0.75; 2004 - $0.05) per option.

Option pricing models require the input of highly substantive assumptions, including expected stock price volatility. Changes in assumptions can materially impact fair value estimates.

15

NORSEMONT MINING INC.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)

Years ended June 30, 2006, 2005 and 2004

6.	Share capital (continued):

	(d)	Warrants:

The continuity of share purchase warrants for 2006 is as follows:

Exercise		June 30,				June 30,
price	Expiry date	2005	Issued	Exercised	Expired	2006

$ 0.30	Aug 13, 2005	477,500	-	(307,500)	(170,000)	-
0.35	Nov 17, 2005	364,150	-	(344,150)	(20,000)	-
1.10	May 16, 2007	3,985,878	-	(838,753)	-	3,147,125
4.75	Jan 19, 2008	-	2,100,000	-	-	2,100,000

		4,827,528	2,100,000	(1,490,403)	(190,000)	5,247,125

The continuity of share purchase warrants for 2005 is as follows:

		June 30,
Exercise		2004 and				June 30,
price	Expiry date	2003	Issued	Exercised	Expired	2005

$ 0.10	Jun 19, 2004 (i)	-	-	-	-	-
0.30	Aug 13, 2005	-	617,500	(140,000)	-	477,500
0.35	Nov 17, 2005	-	445,150	(81,000)	-	364,150
1.10	May 16, 2007	-	3,985,878	-	-	3,985,878

		-	5,048,528	(221,000)	-	4,827,528

(1)	During fiscal year 2005, the Company issued 200,000 common shares pursuant to the exercise of share purchase warrants in fiscal 2004 for which the Company had received $20,000.

(e)	Contributed surplus:

	2006	2005	2004
	(Restated	(Restated
	- note 3)	- note 3)

Balance, beginning of year	$334,265	$49,755	$-
Stock-based compensation	3,272,777	284,510	49,755
Brokers’ warrants issued	619,055	-	-
Transfer to share capital on
exercise of options	(193,571)	-	-

Balance, end of year	$4,032,526	$334,265	$49,755

(f)	Shareholder rights plan:

The shareholders of the Company approved the adoption of a shareholder rights plan (the Rights Plan) on December 31, 2006. The objective of the Board of Directors in adopting this Plan is to achieve full and fair value for the Company’s shareholders in the event of an unsolicited take-over bid for the Company. The rights become exercisable only when a person or party acquires or announces its intention to acquire 20 per cent or more of the outstanding shares of the Company without complying with certain provisions of the Rights Plan. Each right would entitle each holder of common shares (other than the acquiring person or party) to purchase additional common shares of the Company at a 50 per cent discount to the market price at the time.

16

NORSEMONT MINING INC.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)

Years ended June 30, 2006, 2005 and 2004

7.	Related party transactions:

During the year ended June 30, 2006, the Company entered into the following transactions with related parties:

	(a)	Paid or accrued $171,000 (2005 - $132,800) for management fees to companies controlled by directors of the Company.

	(b)	Paid or accrued $90,120 (2005 - nil) for legal fees to a company controlled by an officer of the Company.

	(c)	Paid or accrued $69,440 (2005 - nil) for accounting fees to a company controlled by an officer of the Company.

	(d)	The Company paid $50,000 (2005 - nil) for consulting fees to a director of the Company. These costs have been included in mineral properties and deferred exploration costs.

	(e)	The Company paid $5,786 (2005 - nil) for consulting fees to a director of the Company. These costs have been included in mineral property exploration expenditures.

	(f)	The Company paid $42,251 (2005 - nil) for consulting fees to a former director of the Company. These costs have been included in mineral property exploration expenditures.

On March 2, 2004, the Company completed a settlement of debt to directors in the amount of $59,690 by the issuance of 1,193,800 common shares of the Company as a price of $0.05 per share. On July 23, 2003, the Company completed a settlement of debt to related parties in the amount of $113,786 by the issuance of 900,370 common shares.

8.	Income taxes:

Income tax recovery differs from the amounts computed by applying the combined federal and provincial tax rates of 34.5%, 35.2% and 36.6% for the years ended June 30, 2006, 2005 and 2004, primarily as a result of tax benefits which have not been recognized and non-deductible stock -based compensation.

17

NORSEMONT MINING INC.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)

Years ended June 30, 2006, 2005 and 2004

8.	Income taxes (continued):

The tax effects of temporary differences that give rise to significant components of future income tax assets or liabilities are as follows:

	2006	2005

Future income tax assets:
Share issue costs	$485,900	$62,900
Non-capital loss carryforwards	1,101,500	624,700
Mineral properties and capital assets	980,100	61,300

Total gross future income tax assets	2,567,500	748,900
Less valuation allowance	(2,567,500)	(748,900)

Net future income tax assets	$-	$-

As at June 30, 2006, the Company has Canadian non-capital losses totaling approximately $3,467,000 and Peruvian tax losses of approximately $88,500. The Canadian non-capital losses expire at various times prior to 2026, and the Peruvian tax losses may be carried forward indefinitely.

9.	Financial instruments and geographic disclosures:

	(a)	Fair values of financial instruments:

For certain of the Company’s financial instruments, including cash and cash equivalents, receivables and accounts payable and accrued liabilities, the carrying amounts approximate fair value due to their immediate or short-term maturity. The fair value of short-term investments are $10,126,950 and their carrying values total $10,095,300 as at June 30, 2006.

	(b)	Foreign currency risk:

The Company conducts part of its business in US dollars and Peruvian New Sol and therefore is affected by variations in exchange rates. The Company does not have foreign currency hedges in place and does not actively manage this risk.

	(c)	Credit risk:

Credit risk reflects the risk that the Company may be unable to recover contractual receivables. The Company does not have significant receivables and no one account represents a concentration of credit risk . The Company employs established credit approval practices to mitigate this risk.

18

NORSEMONT MINING INC.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)

Years ended June 30, 2006, 2005 and 2004

9.	Financial instruments and geographic disclosures (continued):

	(d)	Geographic disclosures:

Furniture, equipment and leasehold improvements are located in:

	2006	2005
Canada	$99,447	$29,409
Peru	124,988	-
	$224,435	$29,409

The geographic breakdown of mineral properties is disclosed in note 5.

10.	Commitments:

The Company has signed a Vancouver office premise lease for approximately $8,100 per month commencing May 1, 2006, increasing to approximately $10,500 January 1, 2007 and expiring December 31, 2009. There is also a Peru office lease for US$1,200 per month commencing March 16, 2006 and expires March 15, 2007 . The Company also has various commitments as described in note 5.

11.	Subsequent events:

The following events occurred subsequent to June 30, 2006:

(a)

The Company granted incentive stock options to purchase up to 680,000 common shares at an exercise price of $2.00 per common share and a further 1,460,000 common shares at an exercise price of $1.60 per common share to officers, directors, employees and consultants of the Company. Shareholder approval was obtained on November 29, 2006 increasing the authorized level of shares to be issued under the option plan from 4,106,963 to 5,222,526 common shares.

	(b)	The Company received Exchange approval and executed a re-pricing of 125,000 incentive stock options reducing their exercise price from $4.00 per common share to $2.00 per common share.

	(c)	990,250 common shares were issued on exercise of options for gross proceeds of $417,120.

	(d)	2,505,625 common shares were issued on exercise of warrants for gross proceeds of $2,755,625.

19

NORSEMONT MINING INC.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)

Years ended June 30, 2006, 2005 and 2004

12.	United States generally accepted accounting principles:

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP). A description of US GAAP and practices prescribed by the US Securities and Exchange Commission (collectively US GAAP) are as follows:

	(a)	Mineral properties and deferred exploration costs:

Under Canadian GAAP, mineral property exploration and land use costs are expensed as incurred until commercially mineable deposits are determined to exist within a particular property (note 2(f) and 3(a)). US GAAP is consistent with Company’s Canadian GAAP policy. Accordingly, for all periods presented, the Company has expensed all mineral property exploration and land use costs for both Canadian and US GAAP purposes.

	(b)	Stock-based compensation:

For US GAAP purposes, the Company accounted for employee stock- based compensation arrangements using the intrinsic value method prescribed in Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees and related interpretations. Accordingly, since stock options are generally granted with exercise prices that are at or above the quoted market value of the Company’s common shares at the date of grant, no compensation expense was recognized. The Company adopted the fair value based method of accounting for employee stock- based compensation pursuant to Statement of Financial Accounting Standards No. 123, Accounting for Stock- Based Compensation (SFAS 123) effective July 1, 2003 using the prospective transition method.

Effective July 1, 2005, the Company adopted Statement of Financial Accounting Standard (SFAS 123R) Share Based Payment using the modified prospective method for all employee awards granted, modified or settled after the effective date using the fair value measurement method of this standard. For unvested employee equity awards as of the effective date, compensation is recognized based upon the grant date fair value determined under SFAS 123 . Upon adoption of SFAS 123R, there was no cumulative effect adjustment required. Non-employee awards are accounted for under the fair value method under both Canadian and US GAAP.

There were no significant differences in accounting for stock-based compensation between Canadian GAAP and US GAAP.

20

NORSEMONT MINING INC.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)

Years ended June 30, 2006, 2005 and 2004

12.	United States generally accepted accounting principles (continued):

	(c)	Unrealized holding gains and losses on marketable securities:

Statement of Financial Accounting Standards Board No. 115, Accounting for Investments in Debt and Equity Securities (SFAS 115) requires that the Company’s marketable securities be classified as available-for-sale securities and that they be recorded at market value with unrealized gains or losses recorded outside of income as a component of shareholders’ equity unless a decline in value is considered to be other than temporary. The Company’s short-term investments are presented at the lower of cost or market value under Canadian GAAP. There are no significant differences between the carrying value and market value of the securities which would be recorded in comprehensive income for US GAAP purposes for any of the years presented in these consolidated financial statements.

	(d)	Reporting comprehensive income:

Statement of Financial Accounting Standards No. 130, Reporting Comprehensive Income (SFAS 130) establishes standards for the reporting and display of comprehensive income and its components in a full set of general purpose financial statements. Comprehensive income equals net income (loss) for the year as adjusted for all other non-owner changes in shareholders’ equity. SFAS 130 requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement. For the years ended June 30, 2006, 2005 and 2004, there were no significant differences between comprehensive loss and loss.

	(e)	Development stage company:

Pursuant to US GAAP, the Company would be subject to the disclosure requirements applicable to a development stage enterprise as the Company is devoting its efforts to establishing commercially viable mineral properties. However, the identification of the Company as such for accounting purposes does not impact the measurement principles applied to these financial statements.

	(f)	Income taxes:

Under Canadian GAAP, future tax assets and liabilities are recorded at substantively enacted tax rates. Under US GAAP, deferred tax assets and liabilities are recorded at enacted tax rates. There were no significant differences between enacted and substantively enacted tax rates for the periods presented.

	(g)	Recent accounting pronouncements:

(i)

Financial Interpretation No . 46 as revised (FIN 46R), Consolidation of Variable Interest Entities, addresses the consolidation of variable interest entities (formerly referred to as Special-Purpose Entities). The Interpretation is generally in effect as of the end of the first reporting period ending after March 15, 2004 . The adoption of FIN 46R had no impact on our consolidated financial statements.

21

NORSEMONT MINING INC.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)

Years ended June 30, 2006, 2005 and 2004

12.	United States generally accepted accounting principles (continued):

	(g)	Recent accounting pronouncements (continued):

(ii)

In December 2004, FASB issued SFAS 153 Exchanges of Non-Monetary Assets - An Amendment of Opinion No. 29. This statement addresses the measurement of exchanges of non-monetary assets. The guidance in Accounting Principles Board Opinion No. 29, Accounting for Non-Monetary Transactions (APB 29) is based on the principle that exchanges of non- monetary assets should be measured based on the fair value of the assets exchanged. The guidance in that opinion, however, included certain exceptions to that principle. SFAS 153 amends APB 29 to eliminate the exception for exchanges of non-monetary exchanges of similar productive assets and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substance. A non -monetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. This statement is effective for financial statements for fiscal years beginning after June 15, 2005. The adoption of this statement had no impact on the financial statements.

(iii)

On June 1, 2005, the FASB issued SFAS No. 154, Accounting Changes and Error Corrections, a replacement of APB Opinion No. 20, Accounting Changes, and FASB Statement No. 3, Reporting Accounting Changes in Interim Financial Statements . SFAS 154 requires retrospective application to prior periods’ financial statements of any change in accounting principle unless it is impracticable to do so. This is a change from the existing practice that requires most accounting changes to be accounted for by including in net income, in the period of the change, the cumulative effect of changing to the new accounting principle. SFAS 154 will be effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005 . The adoption of this standard had no significant effect on the Company’s results of operations or financial position.

(iv)

In June 2006, FASB issued Financial Interpretation No. 48, Accounting for Uncertainty in Income Taxes - An Interpretation of SFAS Statement No. 109 . This interpretation provides guidance on recognition and measurement of uncertainties in income taxes and is effective for the Company’s 2008 fiscal year end . The Company does not expect the adoption of this Interpretation to have a significant effect on the Company’s results of operations or financial position.

(v)

In September 2006, FASB issued SFAS No. 157, Fair Value Measurement to define fair value, establish a framework for measuring fair value and to expand disclosures about fair value measurements. The statement only applies to fair value and is effective for fiscal years beginning after November 15, 2007. The Company does not expect the adoption of this Interpretation to have a significant effect on the Company’s results of operations or financial position.

22

NORSEMONT MINING INC.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)

Years ended June 30, 2006, 2005 and 2004

12.	United States generally accepted accounting principles (continued):

	(g)	Recent accounting pronouncements (continued):

(vi)

In September 2006, the US Securities and Exchange Commission issued Staff Accounting Bulletin No. 108 which provides guidance on the consideration of the effects of prior year misstatements in quantifying misstatements in current year financial statements. This guidance is applicable for annual statements ending after November 15, 2006. The Company does not expect the adoption of this interpretation to impact the Company’s results of operations or financial position.

23

Consolidated Financial Statements of

NORSEMONT MINING INC.

Six months ended December 31, 2006 and 2005
(Unaudited - Prepared By Management)

NORSEMONT MINING INC.
Consolidated Balance Sheets
(Unaudited - Prepared by Management)
(Expressed in Canadian dollars)

December 31, 2006 and June 30, 2006

	December 31,	June 30,
	2006	2006
		(Restated
		- note 3)
Assets

Current assets:
Cash and cash equivalents	$1,658,954	$681,944
Short-term investments (market value, December 31, 2006 -
$4,200,818)	4,185,212	10,095,300
Receivables (note 4)	514,427	36,594
Prepaid expenses	87,297	69,083
	6,445,890	10,882,921

Furniture, equipment and leasehold improvements (note 5)	274,023	224,435

Mineral properties (note 6)	99,392	99,392

	$6,819,305	$11,206,748

Liabilities and Shareholders’ Equity

Current liabilities
Accounts payable and accrued liabilities	$810,824	$537,639
Due to related parties	46,111	37,588
	856,935	575,227

Asset retirement obligations (note 11)	150,000	-

Shareholders’ equity:
Share capital (note 7(b))	26,602,877	25,309,440
Contributed surplus (note 7(e))	4,486,484	4,032,526
Deficit	(25,276,991)	(18,710,445)
	5,812,370	10,631,521

Nature of operations (note 1)
Commitments (note 10)
Subsequent events (note 12)

	$6,819,305	$11,206,748

See accompanying notes to consolidated financial statements.

1

NORSEMONT MINING INC.
Consolidated Statements of Operations and Deficit
(Unaudited - Prepared by Management)
(Expressed in Canadian dollars)

Six months ended December 31, 2006 and 2005

	2006	2005
	(Restated	(Restated
	- note 3)	- note 3)
Expenses:
Advertising, promotion and travel
Incurred	$269,500	$329,853
Stock-based compensation	(804)	(51)
Amortization	27,777	5,218
Accretion of asset retirement obligation	1,000	-
Consulting fees:
Incurred	177,428	182,193
Stock-based compensation	310,113	1,681,373
Foreign exchange gain	(39,982)	-
Interest and bank charges	8,493	3,488
Management fees:
Incurred	99,000	72,000
Stock-based compensation	226,823	195,732
Mineral property exploration expenditures (note 6):
Incurred	4,271,123	2,478,204
Stock-based compensation	61,969	59,391
Office, rent and administration	158,513	126,888
Professional fees:
Incurred	144,534	19,577
Stock-based compensation	87,680	206,977
Regulatory, transfer agent and shareholder information	44,870	120,639
Wages and benefits and directors fees:
Incurred	253,184	27,113
Stock-based compensation	639,196	549,558
	6,740,417	6,058,153

Other items:
Interest and other income	27,220	22,704
Gain on short-term investments	146,651	-
	173,871	22,704

Loss for the period	(6,566,546)	(6,035,449)

Deficit, beginning of period
As previously reported	(13,137,289)	(8,003,129)
Change in accounting for mineral exploration expenditures
(note 3(a))	(5,439,750)	(582,793)
Adjustment related to accounting for stock -based compensation
(note 3(b))	(133,406)	(133,406)
As restated	(18,710,445)	(8,719,328)

Deficit, end of period	$(25,276,991)	$(14,754,777)

Basic and diluted loss per share	$(0.26)	$(0.30)

Weighted average number of shares outstanding	25,620,393	20,058,405

See accompanying notes to consolidated financial statements.

2

NORSEMONT MINING INC.
Consolidated Statements of Cash Flows
(Unaudited - Prepared by Management)
(Expressed in Canadian dollars)

Six months ended December 31, 2006 and 2005

	2006	2005
		(Restated
		- notes 3)
Cash provided by (used in):

Operations:
Loss for the period	$(6,566,546)	$(6,035,449)
Items not involving cash:
Amortization	27,777	5,218
Accretion of asset retirement obligation	1,000	-
Stock-based compensation	1,324,977	2,692,980
Shares issued for mineral property	-	227,500
Changes in non-cash working capital and other items:
Receivables	(477,833)	(22,230)
Prepaid expenses	(18,214)	-
Accounts payable and accrued liabilities	273,185	322,946
Asset retirement obligation	149,000	-
	(5,286,654)	(2,809,035)

Financing:
Issuance of shares, net of share issue costs	422,418	1,067,101
Due to related parties	8,523	(10,731)
	430,941	1,056,370

Investments:
Short-term investments	5,910,088	-
Purchase of furniture and equipment and leasehold
improvements	(77,365)	(5,426)
	5,832,723	(5,426)

Increase (decrease) in cash and cash equivalents	977,010	(1,758,091)

Cash and cash equivalents, beginning of period	681,944	2,414,242

Cash and cash equivalents, end of period	$1,658,954	$656,151

Supplementary information:
Cash paid during the period:
Interest	$-	$-
Income taxes	-	-
Non-cash financing activities:
Reclassification of contributed surplus on exercise of options
(note 7(e))	871,019	87,293

See accompanying notes to consolidated financial statements.

3

NORSEMONT MINING INC.
Notes to Consolidated Financial Statements
(Unaudited - Prepared by Management)
(Expressed in Canadian dollars)

Six months ended December 31, 2006 and 2005

1.	Nature of operations:

The Company was incorporated in 1977 under the Company Act of British Columbia . The Company’s principal activities include acquiring and developing mineral exploration properties. The Company was listed for trading on the TSX Venture Exchange (the Exchange) and on August 18, 2003 was transferred and traded on NEX, a separate board of the Exchange. On January 27, 2005, the Company changed its name from Consolidated Norsemont Ventures Ltd . to Norsemont Mining Inc.. On January 27, 2005, the Company was transferred to and currently trades on the Exchange.

The Company is in the process of exploring its mineral properties and has not yet determined whether these properties contain mineral reserves that are economically recoverable. The underlying value and recoverability of the amounts shown for mineral properties is dependent upon the ability of the Company to complete exploration and development and discover economically recoverable reserves and upon future profitable production or proceeds from disposition of the Company’s mineral properties.

The interim consolidated financial statements as at December 31, 2006 and for the six months ended December 31, 2006 and 2005 have been prepared in accordance with Canadian generally accepted accounting principles, consistent with those principles used in the preparation of the Company’s June 30, 2006 annual statements. The unaudited interim financial statements contain all adjustments necessary in order to present fairly the results for interim periods.

2.	Significant accounting policies:

(a)	Basis of consolidation:

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and are reconciled with those generally accepted in the United States as explained in note 13. They include the accounts of the Company and its wholly-owned subsidiary, Norsemont Peru S.A.C., incorporated in Peru. All intercompany amounts and transactions have been eliminated on consolidation.

(b)	Cash and cash equivalents:

Cash and cash equivalents consist of highly liquid short-term investments that are readily convertible to known amounts of cash and have maturities of three months or less when acquired.

(c)	Short-term investments:

Short-term investments are marketable securities that will be realized beyond three months. Short- term investments are recorded at lower of cost and market.

4

NORSEMONT MINING INC.
Notes to Consolidated Financial Statements
(Unaudited - Prepared by Management)
(Expressed in Canadian dollars)

Six months ended December 31, 2006 and 2005

2.	Significant accounting policies (continued):

	(d)	Value added taxes recoverable:

The Company incurs value added tax (VAT) in Peru. Effective August 29, 2006, the Company entered into an agreement with the Ministry of Energy and Mines to recover such amounts incurred after that date. VAT paid related to mineral property expenditures prior to the effective date of the agreement are only recoverable when future sales revenues are earned from the related mineral properties by offsetting the VAT otherwise payable at that time. VAT payments incurred prior to August 29, 2006 are uncertain of collection and have been expensed and included in mineral property exploration expenditures.

	(e)	Furniture, equipment and leasehold improvements:

Furniture, equipment and leasehold improvements are carried at cost less accumulated amortization. Amortization is determined at rates which will reduce original cost to estimated residual value over the useful life of each asset. The annual rates used to compute amortization are as follows:

Asset	Basis	Rate

Computers	Declining-balance	30% per annum
Furniture and office equipment	Declining-balance	20% per annum
Leasehold improvements	Straight-line	Lesser of useful life and term of lease

(f)	Mineral properties:

The Company retroactively changed its accounting policy for mineral property exploration expenditures in its quarter ended December 31, 2006 (note 3(a)). The Company expenses, as incurred, exploration expenditures, periodic option payments related to mineral properties and administrative and land use costs incurred prior to commercial feasibility of mining operations being established. The Company previously capitalized these expenditures. Mineral property acquisition expenditures under which the Company acquired a percentage ownership interest in a mineral property continue to be capitalized.

(g)	Impairment of long-lived assets:

The Company assesses the impairment of long-lived assets, which consist of mineral property interests (including deferred exploration costs) and equipment, whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. Recoverability of a long -lived asset is then determined by a comparison of the carrying value of the asset to future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the amount of the impairment is measured by the amount by which the carrying amount of the asset exceeds its fair value.

5

NORSEMONT MINING INC.
Notes to Consolidated Financial Statements
(Unaudited - Prepared by Management)
(Expressed in Canadian dollars)

Six months ended December 31, 2006 and 2005

2.	Significant accounting policies (continued):

	(h)	Asset retirement obligations:

The fair value of a liability for an asset retirement obligation, such as site reclamation costs, is recognized in the period in which it is incurred if a reasonable estimate of the fair value of the costs to be incurred can be made. The Company is required to record the estimated present value of future cash flows associated with site reclamation as a liability when the liability is incurred and increase the carrying value of the related assets for that amount. Subsequently, these capitalized asset retirement costs will be amortized to expense over the life of the related assets using the unit- of-production method. At the end of each period, the liability is increased to reflect the passage of time (accretion expense) and changes in the estimated future cash flows underlying any initial fair value measurements (additional asset retirement costs).

	(i)	Stock-based compensation:

The Company has a stock- based compensation plan which is described in note 7(c). The Company accounts for all stock-based payments and awards under the fair value based method.

Under the fair value based method, stock-based payments to non-employees are measured at the fair value of the consideration received, or the fair value of the equity instruments issued, or liabilities incurred, whichever is more reliably measurable. The fair value of stock-based payments to non- employees is periodically re-measured until counterparty performance is complete, and any change therein is recognized over the vesting period of the award and in the same manner as if the Company had paid cash instead of paying with or using equity instruments. The cost of stock -based payments to non -employees that are fully vested and non -forfeitable at the grant date is measured and recognized at that date.

Compensation cost attributable to awards to employees is measured at fair value at the grant date and recognized over the vesting period. Compensation cost attributable to awards to employees that call for settlement in cash or other assets is measured at intrinsic value and recognized over the vesting period. Changes in intrinsic value between the grant date and the measurement date result in a change in the measure of compensation cost. Compensation cost is generally recognized on a straight-line basis over the vesting period .

During the six months ended December 31, 2006 and 2005, the Company granted stock options to directors, officers, employees and non-employees as set out in note 7(c).

6

NORSEMONT MINING INC.
Notes to Consolidated Financial Statements
(Unaudited - Prepared by Management)
(Expressed in Canadian dollars)

Six months ended December 31, 2006 and 2005

2.	Significant accounting policies (continued):

	(j)	Earnings (loss) per share:

The Company calculates basic earnings (loss) per share using the weighted average number of common shares outstanding during the period excluding escrowed shares for which the release is subject to the satisfaction of performance criteria. Diluted net earnings (loss) per share is calculated using the treasury stock method. Under the treasury stock method, the weighted average number of common shares outstanding assumes that the proceeds to be received on the exercise of dilutive stock options and warrants are applied to repurchase common shares at the average market price for the period in calculating the net dilution impact. Stock options and warrants are dilutive when the Company has income from continuing operations and the average market price of the common shares during the period exceeds the exercise price of the options and warrants. For all periods presented, diluted loss per share is the same as basic loss per share as the stock options and warrants outstanding are anti -dilutive.

	(k)	Foreign currency transactions:

The functional currency of the Company and its subsidiary is the Canadian dollar. Monetary assets and liabilities denominated in foreign currency are translated into Canadian dollars at the rate of exchange prevailing at the balance sheet date. Non-monetary items are translated at rates of exchange in effect when the amounts were acquired or obligations incurred. Revenue and expenses are translated at rates in effect at the time of the transaction. Foreign exchange gains and losses are recognized in the determination of net earnings (loss) in the period in which they arise.

	(l)	Measurement uncertainty:

The presentation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions which affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the period. Significant areas requiring the use of estimates include the assessment of impairment of long -lived assets including mineral properties, amortization periods of furniture, equipment and leasehold improvements, valuation of stock-based compensation, and the estimation of future income tax asset valuation allowances. Actual results could differ from those estimates.

	(m)	Comparative figures:

Certain comparative figures have been reclassified to conform to the presentation adopted in the current period.

7

NORSEMONT MINING INC.
Notes to Consolidated Financial Statements
(Unaudited - Prepared by Management)
(Expressed in Canadian dollars)

Six months ended December 31, 2006 and 2005

3.	Change in mineral property accounting policy and adjustment related to accounting for stock- based compensation:

	(a)	Mineral properties change in accounting policy:

The Company changed its accounting policy for mineral property exploration expenditures in its quarter ended December 31, 2006. Prior to October 1, 2006, mineral property acquisition and exploration expenditures were capitalized on a property by property basis. The Company is in the process of filing a registration statement on Form 20-F with the Securities and Exchange Commission in the United States. As a result, in order to minimize the differences between Canadian and US GAAP, the Company changed its policy, on a retroactive basis, to expense, as incurred, exploration expenditures, periodic option payments related to mineral properties and administrative and land use costs incurred prior to commercial feasibility of mining operations being established. Mineral property acquisition expenditures continue to be capitalized. As a result of this change, deficit as at June 30, 2006 increased by $5,439,750 (June 30, 2005 - $582,793) and net loss increased by $2,451,223 for the six months ended December 31, 2005 and mineral property costs decreased by $5,439,750 at June 30, 2006, all as compared to amounts previously reported.

	(b)	Adjustment related to accounting for stock- based compensation:

The Company has restated its consolidated financial statements for the six months ended December 31, 2005 as previously presented to reflect corrections related to the recognition of compensation expense for stock options granted to directors, officers, employees and non- employees of the Company. As a result of this restatement, deficit as at June 30, 2006 increased by $133,406 (December 31, 2005 - $2,280,684; June 30, 2005 - $133,406), net loss increased by $2,280,689 for the six months ended December 31, 2005, contributed surplus increased by $177,626 at June 30, 2006, all as compared to amounts previously reported.

The combined effect of (a) and (b) above was to increase the net loss for the six months ended December 31, 2005 by $4,731,912 to $6,035,449 and net loss per share increased by $0.23 to $0.30 per share.

4.	Receivables:

	December 31,	June 30,
	2006	2006

Value added tax - Peru (note 2(d))	$483,387	$-
Goods and services tax - Canada	14,522	36,594
Other	16,518	-

	$514,427	$36,594

8

NORSEMONT MINING INC.
Notes to Consolidated Financial Statements
(Unaudited - Prepared by Management)
(Expressed in Canadian dollars)

Six months ended December 31, 2006 and 2005

5.	Furniture, equipment and leasehold improvements:

		Accumulated	Net book
December 31, 2006	Cost	amortization	value

Computers	$92,648	$38,300	$54,348
Furniture and office equipment	248,939	49,058	199,881
Leasehold improvements	26,942	7,148	19,794

	$368,529	$94,506	$274,023

		Accumulated	Net book
June 30, 2006	Cost	amortization	value

Computers	$76,132	$30,135	$45,997
Furniture and office equipment	188,089	32,744	155,345
Leasehold improvements	26,942	3,849	23,093

	$291,163	$66,728	$224,435

6.	Mineral properties and continuity of mineral property exploration expenditures:

	December 31,	June 30,
	2006	2006

Mineral property acquisition costs - Amata (b)	$99,392	$99,392

Continuity of mineral properties expenditures by year and cumulative is as follows:

	Peru			B.C., Canada
	Constancia	Amata	Nome claims	Joss’alun	Other	Total
	(a)	(b)	(c)	(d)

Balance, June 30, 2005	$499,780	$-	$90,787	$83,012	$10,500	$684,079

Option related payments	1,270,735	-	-	-	-	1,270,735
Exploration and related costs	3,435,721	233,513	3,360	-	-	3,672,594
	4,706,456	233,513	3,360	-	-	4,943,329

Balance, June 30, 2006	5,206,236	233,513	94,147	83,012	10,500	5,627,408

Option related payments	341,940	-	-	-	-	341,940
Exploration and related costs	3,966,338	24,814	-	-	-	3,991,152
	4,308,278	24,814	-	-	-	4,333,092

Balance, December 31, 2006	$9,514,514	$258,327	$94,147	$83,012	$10,500	$9,960,500

9

NORSEMONT MINING INC.
Notes to Consolidated Financial Statements
(Unaudited - Prepared by Management)
(Expressed in Canadian dollars)

Six months ended December 31, 2006 and 2005

6.	Mineral properties and continuity of mineral property exploration expenditures (continued):

	(a)	Constancia property, Peru:

On February 9, 2005, the Company signed an agreement with Rio Tinto Mining and Exploration Ltd. (Rio Tinto) whereby the Company may acquire up to a 70% interest in the Constancia copper-gold- molybdenum porphyry deposit located in Chumbivilcas Province, Peru. This includes an initial option to acquire an undivided 51% interest in the Constancia project by making property payments of US$5,000,000, completing work expenditures of US$7,800,000 and issuing 1,250,000 common shares of the Company (or cash in lieu of shares) over a period of nearly five years, ending October 31, 2009.

Upon exercise of the initial option, Rio Tinto has the right to claw back an undivided 17% interest, provided global reserve estimates contained in the property are not less than four million tonnes (8,818 million pounds) of copper, by paying the Company up to 300% of the Company’s net cash payments on the project. If Rio Tinto does not exercise its claw back right, the Company may acquire an additional 9% interest for US$3,750,000 or an additional 19% interest for US$8,000,000. The Company issued 150,000 common shares as finder’s fee at a fair value of $96,000 in connection with this transaction.

The cash payment, share issuance and work expenditure schedule is as follows:

			Exploration
Option exercise schedule	Cash (US$)		expenditures (US$)		Shares

On signing of LOI	$10,000	(1)	$-		-
45 days following LOI	90,000	(1)	-		-
April 20, 2005	150,000	(1)	-		-
June 30, 2005	-		-		250,000	(2)
October 2005	200,000	(1)	500,000	(3)	-
April 2006	250,000	(1)	500,000	(3)	-
June 30, 2006	-		-		250,000	(2)
October 2006	300,000	(1)	500,000	(3)	-
April 20, 2007	400,000		-		-
June 30, 2007	-		-		250,000
October 2007	500,000		1,300,000		-
April 2008	500,000		1,000,000		-
June 30, 2008	-		-		250,000
October 2008	750,000		1,500,000		-
October 2009	1,850,000		2,500,000		250,000

Total	$5,000,000		$7,800,000		1,250,000

(1)	Paid.
(2)	Issued.
(3)	Incurred; the Company expended $4,159,278 for exploration during the six months ended December 31, 2006.

10

NORSEMONT MINING INC.
Notes to Consolidated Financial Statements
(Unaudited - Prepared by Management)
(Expressed in Canadian dollars)

Six months ended December 31, 2006 and 2005

6.	Mineral properties and continuity of mineral property exploration expenditures (continued):

	(b)	Amata property, Peru:

On September 5, 2005, the Company signed a letter agreement with Rio Tinto Mining and Exploration Ltd . whereby the Company acquired a 100% interest in 13 mineral properties known as the Amata Project in southern Peru plus property studies, for a total consideration of US $80,000, which was paid as of June 30, 2006. The Company expended $24,814 for exploration during the six months ended December 31, 2006.

	(c)	Nome Claims:

During the year ended June 30, 1995, the Company entered into an option agreement to acquire a 40% interest in the Nome 1-2 mineral claims, Laird Mining Division, British Columbia, Canada for a total consideration of 100,000 common shares of the Company. The vendors retained a 1.5% net smelter return royalty. During the year ended June 30, 2004, the Company abandoned its option and the Company wrote down the costs associated with the Nome #1 and #2 properties. The Company subsequently acquired a 100% interest in Nome #1 by staking.

	(d)	Joss’alun Copper Property:

On June 18, 2004, the Company entered into an option agreement with Copper Ridge Exploration Inc. (Copper Ridge), whereby the Company could earn a 51% interest in the Joss’alun Copper Property, Atlin Mining Division, BC, Canada . Under the terms of the Agreement, the Company would acquire a 51% undivided interest in the property for consideration of $5,000 in cash, 300,000 treasury shares and $900,000 of work expenditure commitment. The Company paid $5,000 in costs, expensed $49,012 in exploration expenditures and issued 100,000 common shares with a fair value of $29,000.

During the year ended June 30, 2006, the Company terminated the option agreement.

	(e)	Corcovado property, Province of Chubut, Argentina:

On March 14, 2003, the Company signed an option agreement with IMA Explorations Inc. (now Golden Arrow Resources Corporation) whereby the Company may acquire a 75% undivided interest in Expediente No. 13892/02 (Corcovado property) located in the Province of Chubut, Argentina by issuing 800,000 shares of the Company over 24 months and incurring $1,260,000 in exploration and/or development expenditures over 4 years. The completion of the agreement is subject to approval by regulatory authorities. No shares have been issued to date and no exploration expenditures have been incurred.

11

NORSEMONT MINING INC.
Notes to Consolidated Financial Statements
(Unaudited - Prepared by Management)
(Expressed in Canadian dollars)

Six months ended December 31, 2006 and 2005

7.	Share capital:

(a)	Authorized:
Unlimited number of common shares without par value (2005 - 100,000,000)

(b)	Issued and outstanding:

	Number
	of shares	Amount

Balance, June 30, 2005	19,120,125	$10,893,340
Issued for cash pursuant to:
Private placement	3,500,000	14,000,000
Exercise of options	494,850	324,067
Exercise of warrants	1,490,403	1,135,330
Issued on acquisition of mineral property (note 6(a))	500,000	745,000
Share issue costs	-	(1,788,297)

Balance, June 30, 2006	25,105,378	25,309,440
Issued for cash pursuant to:
Exercise of options	1,007,250	1,287,249
Exercise of warrants	5,625	6,188

Balance, December 31, 2006	26,118,253	$26,602,877

During the six-month period ended December 31, 2006, 1,007,250 common shares were issued for gross proceeds of $416,230 on exercise of options. In addition, a reclassification of $871,019 from contributed surplus to share capital was recorded on the exercise of these options.

During the six month period ended December 31, 2006, 5,625 common shares were issued for gross proceeds of $6,188 on exercise of warrants.

During the year ended June 30, 2006, the Company completed a non-brokered private placement of 3,500,000 units at $4.00 per unit for gross proceeds of $14,000,000. Each unit consisted of one common share and one-half of one common share purchase warrant. Each whole share purchase warrant entitles the holder to acquire one additional common share at an exercise price of $4.75 per common share for a period of two years expiring January 19, 2008. If the closing price of the Company’s share is $6.00 or higher for 10 consecutive trading days, the Company may give notice of an accelerated expiry date. The Company paid cash of $1,120,000 and issued 350,000 share purchase warrants exercisable at a price of $4.75 per share for a period of two years expiring January 19, 2008, as finder’s fees on this private placement.

During the year ended June 30, 2006, the Company issued 250,000 shares with a fair value of $0.91 per share and 250,000 shares with a fair value of $2.07 per share pursuant to the Constancia property option agreement (note 6(a)).

During the year ended June 30, 2006, 1,490,403 common shares were issued for gross proceeds of $1,135,330 on exercise of warrants.

12

NORSEMONT MINING INC.
Notes to Consolidated Financial Statements
(Unaudited - Prepared by Management)
(Expressed in Canadian dollars)

Six months ended December 31, 2006 and 2005

7.	Share capital (continued):

	(b)	Issued and outstanding (continued):

During the year ended June 30, 2006, 494,850 common shares were issued for gross proceeds of $130,496 on exercise of options. In addition, a reclassification of $193,571 from contributed surplus to share capital was recorded on the exercise of these options.

	(c)	Stock options:

The Company established a stock option plan under which the Company may grant incentive stock options for the purchase of common shares of the Company to its officers, directors, and consultants. Stock options are non-transferable and the aggregate number of shares that may be reserved for issuance pursuant to stock options may not exceed certain levels and may not exceed 5% to any individual (maximum of 2% to any consultant). Shareholders approved an increase in the authorized number of common shares that may be granted under the plan from 2,735,445 to 4,106,963 on December 6, 2005 and from 4,106,963 to 5,222,526 on November 29, 2006. The exercise price of stock options is determined by the Board of Directors of the Company at the time of grant, but cannot be less than market price on the Exchange, less permissible discounts. Options have a maximum term of five years and terminate on the date of termination of the optionee’s employment, except in the case of death, in which case the options terminate 120 days after the event. If terminated with cause, any outstanding options held by the optionee on the day of termination shall be cancelled. Vesting of options is made during periodic intervals approved by the Exchange, namely 12 .5% of the options upon date of grant and 12.5% every three months thereafter. Once vested, options are exercisable at any time.

A summary of the status of the options outstanding follows:

		Weighted
	Number	average
	of options	exercise price

Balance, June 30, 2005	2,101,100	$0.27
Granted	2,285,000	1.78
Exercised	(494,850)	(0.26)
Cancelled/expired	(437,500)	(0.26)

Balance, June 30, 2006	3,453,750	1.29
Granted	2,140,000	1.73
Exercised	(1,007,250)	(0.41)
Cancelled/expired	(112,500)	(2.25)

Balance, December 31, 2006	4,474,000	$1.67

13

NORSEMONT MINING INC.
Notes to Consolidated Financial Statements
(Unaudited - Prepared by Management)
(Expressed in Canadian dollars)

Six months ended December 31, 2006 and 2005

7.	Share capital (continued):

	(c)	Stock options (continued):

The following table summarizes the stock options outstanding and exercisable at December 31, 2006:

Number of shares	Exercise price	Expiry date	Exercisable

39,600	$0.19	June 10, 2009	39,600
10,000	$0.19	June 16, 2009	10,000
170,000	$0.26	November 22, 2009	170,000
100,000	$0.50	February 1, 2010	100,000
150,000	$0.76	March 7, 2010	150,000
95,000	$0.80	June 19, 2010	83,125
118,750	$0.80	July 5, 2010	89,063
35,000	$0.80	July 24, 2010	26,250
481,250	$1.00	July 28, 2010	360,938
199,400	$1.06	August 17, 2010	149,550
260,000	$1.33	August 21, 2010	195,000
140,000	$2.38	September 9, 2010	105,000
300,000	$4.00	April 13, 2011	112,500
125,000	$2.00	April 3, 2011	46,875
110,000	$2.70	May 8, 2011	41,250
150,000	$2.00	July 7, 2011	37,500
530,000	$2.00	July 24, 2011	132,500
1,460,000	$1.60	December 10, 2011	182,500

4,474,000			2,031,651

During the six month period ended December 31, 2006, $1,324,977 (2005 - $2,692,980) in compensation expense under the fair-value-based method was recorded in the consolidated statements of operations and deficit.

The compensation costs reflected in these consolidated financial statements were calculated using the Black-Scholes option pricing model using the following weighted average assumptions:

	2006	2005

Risk free interest rate	3.92%	3.79%
Expected dividend yield	0%	0%
Stock price volatility	87%	91%
Expected life of options	3.35 years	3.62 years

The weighted average fair value of options granted during the six month period ended December 31, 2006 was $0.91 (2005 - $2.69) per option.

14

NORSEMONT MINING INC.
Notes to Consolidated Financial Statements
(Unaudited - Prepared by Management)
(Expressed in Canadian dollars)

Six months ended December 31, 2006 and 2005

7.	Share capital (continued):

	(d)	Warrants:

The continuity of share purchase warrants for December 31, 2006 is as follows:

Exercise		June 30,				December 31,
price	Expiry date	2006	Issued	Exercised	Expired	2006

$ 1.10	May 16, 2007	3,147,125	-	(5,625)	-	3,141,500
$ 4.75	Jan 19, 2008	2,100,000	-	-	-	2,100,000

		5,247,125	-	(5,625)	-	5,241,500

The continuity of share purchase warrants for June 30, 2006 is as follows:

Exercise		June 30,				June 30,
price	Expiry date	2005	Issued	Exercised	Expired	2006

$ 0.30	Aug 13, 2005	477,500	-	(307,500)	(170,000)	-
$ 0.35	Nov 17, 2005	364,150	-	(344,150)	(20,000)	-
$ 1.10	May 16, 2007	3,985,878	-	(838,753)	-	3,147,125
$ 4.75	Jan 19, 2008	-	2,100,000	-	-	2,100,000

		4,827,528	2,100,000	(1,490,403)	(190,000)	5,247,125

(e)	Contributed surplus:

	December 31,	June 30,
	2006	2006
		(Restated
		- note 3)

Balance, beginning of period	$4,032,526	$334,265
Stock-based compensation	1,324,977	3,272,777
Brokers’ warrants issued	-	619,055
Transfer to share capital on exercise of options	(871,019)	(193,571)

Balance, end of period	$4,486,484	$4,032,526

(f)	Shareholder rights plan:

The directors of the Company approved the adoption of a shareholder rights plan, dated May 29, 2006, (the Rights Plan) . The objective of the Board of Directors in adopting this Plan is to achieve full and fair value for the Company’s shareholders in the event of an unsolicited take-over bid for the Company. The rights become exercisable only when a person or party acquires or announces its intention to acquire 20 per cent or more of the outstanding shares of the Company without complying with certain provisions of the Rights Plan. Each right would entitle each holder of common shares (other than the acquiring person or party) to purchase additional common shares of the Company at a 50 per cent discount to the market price at the time.

15

NORSEMONT MINING INC.
Notes to Consolidated Financial Statements
(Unaudited - Prepared by Management)
(Expressed in Canadian dollars)

Six months ended December 31, 2006 and 2005

8.	Related party transactions:

During the six month period ended December 31, 2006, the Company entered into the following transactions with related parties:

	(a)	Paid or accrued $99,000 (2005 - $72,000) for management fees to companies controlled by directors of the Company.

	(b)	Paid $ 90,489 (2005 - $nil) for wages and benefits to a director and officer of the Company. A portion of these costs has been included in mineral properties and deferred exploration costs.

	(c)	Paid or accrued $20,848 (2005 - $19,577) for legal fees to a company controlled by an officer of the Company.

	(d)	The Company paid $20,000 (2005 - $nil) for consulting fees to a director of the Company. These costs have been included in mineral property exploration expenditures.

	(e)	Paid or accrued $58,000 (2005 - $12,697) for accounting fees to a company controlled by a director and officer of the Company.

	(f)	The Company paid $nil (2005 - $42,251) for consulting fees to a former director of the Company. These costs have been included in mineral property exploration expenditures.

9.	Financial instruments:

	(a)	Fair values of financial instruments:

For certain of the Company’s financial instruments, including cash and cash equivalents, short-term investments, receivables and accounts payable and accrued liabilities, the carrying amounts approximate fair value due to their immediate or short- term maturity.

	(b)	Foreign currency risk:

The Company conducts a major part of its business in US dollars and Peruvian New Sol and therefore is affected by variations in exchange rates. The Company does not have foreign currency hedges in place and does not actively manage this risk.

	(c)	Credit risk:

Credit risk reflects the risk that the Company may be unable to recover contractual receivables. The Company does not have significant receivables and no one account represents a concentration of credit risk. The Company employs established credit approval practices to mitigate this risk.

16

NORSEMONT MINING INC.
Notes to Consolidated Financial Statements
(Unaudited - Prepared by Management)
(Expressed in Canadian dollars)

Six months ended December 31, 2006 and 2005

9.	Financial instruments (continued):

	(d)	Geographic disclosures:

Furniture, equipment and leasehold improvements are located in:

	December 31,	June 30,
	2006	2006
		(Restated
		- note 3)

Canada	$98,646	$99,447
Peru	175,377	124,988

	$274,023	$224,435

The geographic location of mineral properties is disclosed in note 6.

10.	Commitments:

The Company has signed a Vancouver office premise lease for approximately $8,100 per month commencing May 1, 2006, increasing to $10,500 per month January 1, 2007 and expiring December 31, 2009. There is also a Peru office lease for US$1,200 per month commencing March 16, 2006 and expires March 15, 2007. The Company also has various commitments as described in note 5 related to mineral properties and exploration costs.

11.	Asset retirement obligations:

The Company’s asset retirement obligation relates to site-restoration and clean- up costs related to its Peruvian mineral properties, Constancia and Amata.

A reconciliation of the provision for asset retirement obligations is as follows:

Beginning balance - June 30, 2006	$-
Liabilities incurred in the current period	149,000
Accretion expense	1,000

Ending balance - December 31, 2006	$150,000

The provision for asset retirement obligations are based upon the following assumptions:

•	The total undiscounted cash flow required to settle the obligation is approximately $190,000;
•	Asset retirement obligation payments are expected to occur during fiscal year 2008 and 2009;
•	A credit adjusted risk-free rate of 7.65% has been used to discount cash flows.

17

NORSEMONT MINING INC.
Notes to Consolidated Financial Statements
(Unaudited - Prepared by Management)
(Expressed in Canadian dollars)

Six months ended December 31, 2006 and 2005

12.	Subsequent events:

The following events occurred subsequent to December 31, 2006:

	(a)	257,500 common shares were issued on exercise of options for gross proceeds of $131,600.

	(b)	2,516,875 common shares were issued on exercise of warrants for gross proceeds of $2,768,563 .

13.	United States generally accepted accounting principles:

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP). A description of US GAAP and practices prescribed by the US Securities and Exchange Commission (collectively US GAAP) are as follows:

	(a)	Mineral properties and deferred exploration costs:

Under Canadian GAAP, mineral property exploration and land use costs are expensed as incurred until commercially mineable deposits are determined to exist within a particular property. US GAAP is consistent with the Company’s Canadian GAAP policy. Accordingly, for all periods presented, the Company has expensed all mineral property exploration and land use costs for both Canadian and US GAAP purposes.

	(b)	Stock-based compensation:

For US GAAP purposes, the Company accounted for employee stock- based compensation arrangements using the intrinsic value method prescribed in Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees and related interpretations. Accordingly, since stock options are generally granted at exercise prices that are at or above the quoted market value of the Company’s common shares at the date of grant, no compensation cost was recognized. The Company adopted the fair value based method of accounting for employee stock-based compensation pursuant to Statement of Financial Accounting Standards No. 123, Accounting for Stock -Based Compensation (SFAS 123) effective July 1, 2003 using the modified prospective transition method.

Effective July 1, 2005, the Company adopted Statement of Financial Accounting Standard No. 123R, Share Based Payment for all employee equity classified awards granted, modified or settled after the effect date using the fair value measurement method of this standard. For unvested awards outstanding as of the effective date, compensation is recognized based upon the grant date fair value determined under SFAS 123. Upon adoption of SFAS 123R, there was no cumulative effect adjustment required . Non-employee awards are accounted for under the fair value method under both Canadian and US GAAP.

There were no significant differences in accounting for stock-based compensation between Canadian and US GAAP.

18

NORSEMONT MINING INC.
Notes to Consolidated Financial Statements
(Unaudited - Prepared by Management)
(Expressed in Canadian dollars)

Six months ended December 31, 2006 and 2005

13.	United States generally accepted accounting principles (continued):

	(c)	Unrealized holding gains and losses on marketable securities:

Statement of Financial Accounting Standards Board No. 115, Accounting for Investments in Debt and Equity Securities (SFAS 115) requires that the Company’s marketable securities be classified as available- for-sale securities and that they be recorded at market value with unrealized gains or losses recorded outside of income as a component of shareholders’ equity unless a decline in value is considered to be other than temporary. The Company’s short-term investments are presented at the lower of cost or market value under Canadian GAAP. There are no significant differences between the carrying value and market value of the securities which would be recorded in comprehensive income for US GAAP purposes for any of the periods presented in these consolidated financial statements.

	(d)	Reporting comprehensive income:

Statement of Financial Accounting Standards No. 130, Reporting Comprehensive Income (SFAS 130) establishes standards for the reporting and display of comprehensive income and its components in a full set of general purpose financial statements. Comprehensive income equals net income (loss) for the period as adjusted for all other non-owner changes in shareholders’ equity. SFAS 130 requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement. For the periods reported, there were no significant differences between comprehensive loss and loss.

	(e)	Development stage company:

Pursuant to US GAAP, the Company would be subject to the disclosure requirements applicable to a development stage enterprise as the Company is devoting its efforts to establishing commercially viable mineral properties. However, the identification of the Company as such for accounting purposes does not impact the measurement principles applied to these financial statements.

	(f)	Income taxes:

Under Canadian GAAP, future tax assets and liabilities may be recorded at substantively enacted tax rates. Under US GAAP, deferred tax assets and liabilities are recorded at enacted tax rates. There were no significant differences between enacted and substantively enacted tax rates for the periods presented.

19

NORSEMONT MINING INC.
Notes to Consolidated Financial Statements
(Unaudited - Prepared by Management)
(Expressed in Canadian dollars)

Six months ended December 31, 2006 and 2005

13.	United States generally accepted accounting principles (continued):

	(g)	Recent accounting pronouncements:

(i)

On June 1, 2005, the FASB issued SFAS No. 154, Accounting Changes and Error Corrections, a replacement of APB Opinion No. 20, Accounting Changes, and FASB Statement No. 3, Reporting Accounting Changes in Interim Financial Statements . SFAS 154 requires retrospective application to prior periods’ financial statements of any change in accounting principle unless it is impracticable to do so. This is a change from the existing practice that requires most accounting changes to be accounted for by including in net income, in the period of the change, the cumulative effect of changing to the new accounting principle. SFAS 154 will be effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The adoption of this standard had no significant effect on the Company’s results of operations or financial position.

(ii)

In June 2006, FASB issued Financial Interpretation No. 48, Accounting for Uncertainty in Income Taxes - An Interpretation of SFAS Statement No. 109. This interpretation provides guidance on recognition and measurement of uncertainties in income taxes and is effective for the Company’s 2008 fiscal year end. The Company does not expect the adoption of this Interpretation to have a significant effect on the Company’s results of operations or financial position.

(iii)

In September 2006, FASB issued SFAS No. 157, Fair Value Measurement to define fair value, establish a framework for measuring fair value and to expand disclosures about fair value measurements. The statement only applies to fair value and is effective for fiscal years beginning after November 15, 2007. The Company does not expect the adoption of this Interpretation to have a significant effect on the Company’s results of operations or financial position.

(iv)

In September 2006, the US Securities and Exchange Commission issued Staff Accounting Bulletin No. 108 which provides guidance on the consideration of the effects of prior year misstatements in quantifying misstatements in current year financial statements. This guidance is applicable for annual statements ending after November 15, 2006. The Company does not expect the adoption of this interpretation to impact the Company’s results of operations or financial position.

20

ITEM 18.       FINANCIAL STATEMENTS

Not applicable.

ITEM 19.       EXHIBITS

Exhibit
Number	Description

1.1	Certificate of Name Change from Consolidated Norsemont Ventures Ltd. to Norsemont Mining Inc. dated January 27, 2005.

1.2	Articles of Norsemont Mining Inc.

1.3	Certificate of Incorporation of Norsemont Peru S.A.C.

1.4	Articles of Norsemont Peru S.A.C.

2.1	Shareholder Rights Plan Agreement between the Company and Computershare Investor Services Inc. dated May 29, 2006

4.1	2005 Amended Stock Option Plan

4.2	2006 Amended Stock Option Plan

4.3	Letter of Intent between the Company and Rio Tinto dated February 9, 2005

4.4	Amata Sale and Purchase Agreement dated September 5, 2005

4.5	Management Services Agreement between Norsemont Mining Inc. and Mosam Ventures Inc. dated July 1, 2006

4.6	Employment Agreement between Norsemont Mining Inc. and Robert Baxter dated August 4, 2006

4.7	Contrato de Locacion de Servicios (Consulting Agreement) dated August 1, 2006 between Norsemont Peru S.A.C. and Miguel Angel Saldana

4.8	Lease agreement between Pacific Centre Leaseholds Limited and Norsemont Mining Inc.

4.9	Contrato de Arrendamiento (Lease agreement) between Norsemont Peru S.A .C. and Luisa Palacios De Las Casas et.al. dated March 16, 2006

8.1	List of subsidiaries

15.1	Consent of KPMG LLP

15.2	Consent of James A. McCrea, P.Geo.

15.3	Technical Report on the Constancia Copper Molybdenum Porphyry Property

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this registration statement on its behalf.

NORSEMONT MINING INC.

By:	/s/ Tony M. Ricci
Tony M. Ricci
Director & CFO

DATED: March 30, 2007

EXHIBIT INDEX

Exhibit	Exhibit
Number	Description
1.1	Certificate of Name Change from Consolidated Norsemont Ventures Ltd. to Norsemont Mining Inc. dated January 27, 2005.

1.2	Articles of Norsemont Mining Inc.

1.3	Certificate of Incorporation of Norsemont Peru S.A.C.

1.4	Articles of Norsemont Peru S.A.C.

2.1	Shareholder Rights Plan Agreement between the Company and Computershare Investor Services Inc.dated May 29, 2006

4.1	2005 Amended Stock Option Plan

4.2	2006 Amended Stock Option Plan

4.3	Letter of Intent between the Company and Rio Tinto dated February 9, 2005

4.4	Amata Sale and Purchase Agreement dated September 5, 2005

4.5	Management Services Agreement between Norsemont Mining Inc. and Mosam Ventures Inc. dated July 1, 2006

4.6	Employment Agreement between Norsemont Mining Inc. and Robert Baxter dated August 4, 2006

4.7	Contrato de Locacion de Servicios (Consulting Agreement) dated August 1, 2006 between Norsemont Peru S.A.C. and Miguel Angel Saldana

4.8	Lease agreement between Pacific Centre Leaseholds Limited and Norsemont Mining Inc.

4.9	Contrato de Arrendamiento (Lease agreement) between Norsemont Peru S.A.C. and Luisa Palacios De Las Casas et.al. dated March 16, 2006

8.1	List of subsidiaries

15.1	Consent of KPMG, LLP

15.2	Consent of James A. McCrea, P.Geo.

15.3	Technical Report on the Constancia Copper Molybdenum Porphyry Property